Form 10-K, Exhibit 13
period 1998-01-31
COST PLUS INC/CA/
filed 1998-04-29
CIK 798955

                                                                      EXHIBIT 13

                         1997 ANNUAL REPORT EXCERPTS

Five Year Summary of Selected Financial Data



                                                                             Pro Forma
                                                      Fiscal Year           Twelve Month    Eleven Month         Fiscal Year
                                                 ---------------------      Period Ended    Period Ended    ---------------------
(in thousands, except per share                                             February 3,     February 3,
and selected operating data)                        1997        1996          1996/1/         1996/1/          1994        1993
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                        $ 260,494   $ 214,814       $ 182,845       $ 171,548      $ 151,196   $ 133,864
Cost of sales and occupancy                        164,394     135,072         115,516         107,800         95,608      85,338
---------------------------------------------------------------------------------------------------------------------------------

  Gross profit                                      96,100      79,742          67,329          63,748         55,588      48,526
Selling, general and
  administrative expenses                           75,238      62,649          54,110          50,194         46,561      41,371
Preopening store expenses                            2,744       2,053           1,620           1,620          1,137         614
---------------------------------------------------------------------------------------------------------------------------------

Income from operations                              18,118      15,040          11,599          11,934          7,890       6,541
Interest expense                                     1,679       2,451           5,131           4,843          4,862       4,851
---------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                          16,439      12,589           6,468           7,091          3,028       1,690
Provision for income taxes                           6,432       5,162           2,652           2,909          1,211         725
---------------------------------------------------------------------------------------------------------------------------------

Net income                                       $  10,007   $   7,427       $   3,816       $   4,182      $   1,817   $     965
---------------------------------------------------------------------------------------------------------------------------------

Net income per share
  Basic                                          $    1.20   $    0.96       $    0.65       $    0.72             --          --
  Diluted                                        $    1.15   $    0.92       $    0.62       $    0.68             --          --
---------------------------------------------------------------------------------------------------------------------------------

Selected Operating Data:
Percent of sales:
  Gross profit                                       36.9%       37.1%           36.8%           37.2%          36.8%       36.2%
  Selling, general and
    administrative expenses                          28.9%       29.2%           29.6%           29.3%          30.8%       30.9%
  Income from operations                              7.0%        7.0%            6.3%            6.9%           5.2%        4.9%
Number of stores:
  Opened during period                                  12           9               6               6              5           3
  Closed during period                                  --          --              --              --              3          --
  Open at end of period                                 70          58              49              49             43          41
Average sales per selling square foot/2/         $     259   $     252       $     238       $     228      $     224   $     213
Comparable store sales increase/3/                    7.0%        6.1%            6.1%            6.6%           7.7%        6.7%
---------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at period end):
Working capital                                  $  52,630   $  24,807       $  11,102       $  11,102      $   8,918   $   8,180
Total assets                                       152,000     128,198         105,986         105,986         99,245      91,860
Note payable and capital lease obligations,
  less current portion                              15,692      14,215          34,528          34,528         34,839      35,070
Total shareholders' equity                          95,609      73,209          36,359          36,359         32,542      30,723
---------------------------------------------------------------------------------------------------------------------------------

1 Effective in fiscal 1995, the Company changed its fiscal year end from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. For comparison purposes, the 1995 results have been restated on a twelve month (54 week) pro forma basis. All other fiscal years presented consisted of 52 weeks.
2 Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
3 A store is included in comparable comparisons at the beginning of the store's fourteenth full month of operation.


                                                             Cost Plus, Inc.  13

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Effective for the fiscal year ended February 3, 1996, the Company changed its fiscal year end from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. The fiscal years ended January 31, 1998 (fiscal 1997) and February 1, 1997 (fiscal 1996) each consist of 12 months (52 weeks). For purposes of the following discussion, the period ended February 3, 1996 has been restated on a 12 month (54 week) pro forma basis.

Results of Operations

Fiscal 1997 Compared to Fiscal 1996

Net Sales
Net sales increased $45.7 million, or 21.3%, to $260.5 million in fiscal 1997 from $214.8 million in fiscal 1996. This increase in net sales was attributable to new stores and an increase in comparable store sales. At January 31, 1998, the Company operated 70 stores as compared to 58 stores at February 1, 1997. These additional 12 new stores contributed $20.9 million of the sales increase. Comparable store sales increased 7.0% in fiscal 1997 primarily as a result of a larger average transaction size.

Gross Profit
As a percentage of net sales, gross profit was 36.9% in fiscal 1997 compared to 37.1% in fiscal 1996. The decline in gross profit resulted from higher occupancy costs in new stores partially offset by an improvement in the gross margin percentage. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity. The gross margin improvement resulted primarily from a sales mix more heavily weighted towards higher margin goods and lower markdowns.

Selling, General and Administrative ("SG&A") Expenses
As a percentage of net sales, SG&A expenses declined to 28.9% in fiscal 1997 compared to 29.2% in fiscal 1996. Lower store and corporate payroll expenses were partially offset by higher advertising expenses.

Preopening Store Expenses
Preopening store expenses, which include grand opening advertising and preopening merchandising expenses, were $2.7 million for fiscal 1997 and $2.1 million for fiscal 1996. The increase in preopening expenses was the result of opening 12 stores in fiscal 1997 versus opening nine stores in fiscal 1996. Preopening costs per store in fiscal 1997 were consistent with fiscal 1996.

Interest Expense
Interest expense, which includes capital lease interest, interest expense and interest income, was $1.7 million for fiscal 1997 and $2.5 million for fiscal 1996. In September 1997, the Company completed the sale of its San Francisco property and the leaseback of its store facility. Proceeds from the sale approximated $10.6 million, after deducting commissions and fees, and were used to pay down the outstanding borrowings on the Company's revolving line of credit. The proceeds from the Company's October 1997 secondary public offering of common stock were used for the repayment of outstanding borrowings, working capital and other general corporate purposes. In fiscal 1996, interest expense included capital lease interest and interest expense on debt which was repaid in April 1996 with the proceeds from the Company's initial public offering of its common stock.

Provision for Income Taxes
The Company's effective tax rate was reduced for fiscal 1997 to 39.1% from 41.0% in fiscal 1996 as a result of expanding into states with lower tax rates. Additionally, the fiscal 1996 effective tax rate was higher due to an increase in the federal income tax rate resulting from the Company's increased profitability.


14  Cost Plus, Inc.

Fiscal 1996 Compared to the Pro Forma Twelve Month Period Ended February 3, 1996

Net Sales
Net sales increased $32.0 million , or 17.5%, to $214.8 million in fiscal 1996 from $182.8 million in the twelve month period ended February 3, 1996. This increase in net sales was attributable to new stores and an increase in comparable store sales, and was slightly offset by two less weeks of sales in fiscal 1996 than in the pro forma twelve month period ended February 3, 1996. At February 1, 1997, the Company operated 58 stores as compared to 49 stores at February 3, 1996. These additional nine new stores contributed $17.6 million of the sales increase. Comparable store sales, calculated on a comparable, day-to-day basis, increased 6.1% in fiscal 1996 primarily from a larger average transaction size.

Gross Profit
As a percentage of net sales, gross profit increased to 37.1% in fiscal 1996 from 36.8% in the twelve month period ended February 3, 1996. This improvement resulted from lower inventory shrink and freight costs, partially offset by higher occupancy costs in new stores. New stores generally have higher occupancy costs as a percentage of net sales until they reach maturity.

Selling, General and Administrative ("SG&A") Expenses
As a percentage of net sales, SG&A expenses declined to 29.2% in fiscal 1996 compared to 29.6% in the twelve month period ended February 3, 1996. As a percentage of net sales, lower store and corporate payroll expenses were partially offset by higher advertising expenses.

Preopening Store Expenses
Preopening store expenses, which include grand opening advertising and preopening merchandising expenses, were $2.1 million for fiscal 1996 and $1.6 million for the twelve month period ended February 3, 1996. The increase in preopening expenses was the result of opening nine stores in fiscal 1996 versus opening six stores in fiscal 1995. On average, preopening expenses decreased to $228,000 per store in fiscal 1996 from $270,000 per store in fiscal 1995.

Interest Expense
Interest expense in fiscal 1996 declined compared to the twelve month period ended February 3, 1996 as a result of the repayment of borrowings in April 1996 with the proceeds from the Company's initial public offering of its common stock.

Provision for Income Taxes
The Company's effective tax rate for fiscal 1996 and the twelve months ended February 3, 1996 was 41.0%. A decrease in the fiscal 1996 effective tax rate, due to the Company's expansion into states with lower tax rates, was offset by an increase in the federal income tax rate resulting from the Company's increased profitability.

While the Company believes the comparisons to pro forma fiscal 1995 provided above are more meaningful, the discussion below is provided as additional information.

Fiscal 1996 Compared to the Eleven Month Period Ended February 3, 1996

Fiscal 1996, the twelve month period ended February 1, 1997, was a fifty-two week period. The eleven month period ended February 3, 1996 was a forty-nine week period.

Net sales increased $43.3 million in fiscal 1996 due to: (i) the difference in the number of weeks included in the fiscal years; (ii) the opening of nine stores subsequent to February 3, 1996; and (iii) an increase in comparable store sales, which resulted primarily from a larger average transaction size, and an increase in non-comparable store sales. These additional sales contributed to an additional $16.0 million in gross profit. SG&A expenses decreased 0.1%, as a percentage of net sales, primarily as a result of lower store and corporate payroll expenses as a percentage of net sales. Preopening store expenses increased $433,000 in fiscal 1996 as a result of opening nine stores compared to six stores in the prior period, partially offset by a decrease in the average preopening costs per store. Interest expense declined $2.4 million in fiscal 1996 as a result of the repayment of borrowings in April 1996 with the proceeds from the Company's initial public offering of its common stock. The Company's effective tax rate was 41.0% in both periods. Net income increased to $7.4 million in fiscal 1996 from $4.2 million in the prior period.


                                                             Cost Plus, Inc.  15

Management's Discussion and Analysis
of Financial Condition and Results of Operations(continued)


Inflation

The Company does not believe that inflation has had a material effect on its financial condition and results of operations during the past three fiscal years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Quarterly Results and Seasonality

The following table sets forth the Company's unaudited quarterly operating results for its eight most recent quarterly periods.


                                                                                          Three Months Ended
                                                                   ----------------------------------------------------------------
                                                                       May 3,           Aug. 2,          Nov. 1,           Jan. 31,
(In thousands, except per share data and number of stores)              1997              1997             1997              1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                          $  48,532         $  47,287        $  54,687         $  109,988
Gross profit                                                          16,726            16,729           19,087             43,558
Net income (loss)                                                        107               187           (1,252)            10,965
Net income (loss) per share
     Basic                                                         $    0.01         $    0.02        $   (0.15)        $     1.26
     Diluted/1/                                                    $    0.01         $    0.02        $   (0.15)        $     1.20
Number of stores open at end of period                                    60                60               68                 70


                                                                                          Three Months Ended
                                                                   ----------------------------------------------------------------
                                                                       May 4,           Aug. 3,          Nov. 2,            Feb. 1,
(In thousands, except per share data and number of stores)              1996              1996             1996               1997
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                          $  39,127         $  39,986        $  45,041         $   90,660
Gross profit                                                          13,575            14,212           16,011             35,944
Net income (loss)                                                       (395)             (197)            (863)             8,882
Net income (loss) per share
     Basic                                                         $   (0.06)        $   (0.02)       $   (0.11)        $     1.10
     Diluted/1/                                                    $   (0.06)        $   (0.02)       $   (0.11)        $     1.05
Number of stores open at end of period                                    50                52               57                 58

1   Loss quarters exclude common stock equivalents since they are antidilutive.

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year. Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, has incurred and may continue to incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for the full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost sales due to insufficient inventory or lost margin due to the need to mark down excess inventory.

The Company's quarterly results of operations may also fluctuate based upon such factors as the number and timing of store openings and related preopening store expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, competitive factors and general economic conditions.

This Annual Report contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. The Company may also make oral forward-looking statements from time to time. Actual results may differ materially from those projected in such forward-looking statements due to a number of factors including those set forth above.



16  Cost Plus, Inc.

Liquidity and Capital Resources

The Company's primary uses for cash, other than to fund operating expenses, are to support inventory requirements and for store expansion. Historically, the Company has financed its operations primarily with borrowings under the Company's credit facilities and internally generated funds. The Company believes that the available borrowings under its revolving line of credit and internally generated funds will be sufficient to finance its working capital and capital expenditure requirements for the next 12 months.

Net cash provided by operating activities in fiscal 1997 totaled $2.5 million, a decrease of $11.7 million over fiscal year 1996. This decrease resulted from increased inventory levels as a result of opening 12 new stores and purchasing inventory for Easter and the spring season. Additionally, fiscal 1996 inventory levels were depleted from the exceptional Christmas 1996 sell-through.

Net cash used in investing activities totaled $0.9 million in fiscal 1997. It consisted of $11.5 million of property and equipment purchases, primarily for new stores, offset by $10.6 million from the sale of the San Francisco property. Last year, net cash used in investing activities, primarily for new stores, totaled $8.0 million. The Company estimates that fiscal 1998 capital expenditures will approximate $13.7 million.

Net cash provided by financing activities was $11.4 million in fiscal 1997 and included $11.8 million from the issuance of stock in connection with the October 1997 secondary public offering of the Company's common stock and the Company's stock option and stock purchase plans. Proceeds from the October 1997 offering were used to repay outstanding borrowings, working capital and other general corporate purposes. Cash provided by financing activities in fiscal 1996 included approximately $29.1 million received in April 1996 as a result of the Company's initial public offering. These proceeds were used to retire a $19.9 million long-term note payable and pay down the $3.2 million balance then outstanding on the Company's revolving credit line. Remaining unused proceeds were used for working capital and general corporate purposes.

On May 7, 1996 the Company entered into a revolving line of credit agreement with Bank of America which was amended on May 15, 1997 and expires June 1, 1999. The amended agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $35.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate (8.50% at January 31, 1998) or LIBOR plus 1.75%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants including minimum tangible net worth and earnings coverage ratio. At January 31, 1998, the Company had no outstanding borrowings under the line of credit and $2.7 million outstanding under letters of credit.

Impact of Recent Accounting Pronouncement

In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoptions of these statements will not impact the Company's consolidated financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997.


                                                             Cost Plus, Inc.  17

Stock Activity


The Company's common stock is currently traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM", where it has traded since the Company's initial public offering on April 4, 1996. The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market.

On April 9, 1998, the last sale price of the common stock as reported on the Nasdaq National Market was $33.375 per share and the Company had 35 shareholders of record as of that date. This number excludes individual shareholders holding stock in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance growth and it does not intend to pay cash dividends.

                                                            Price Range
                                                     -------------------------
                                                       High             Low
------------------------------------------------------------------------------
Fiscal Year Ended January 31, 1998
 First Quarter                                       $  18.50         $  15.00
 Second Quarter                                         26.25            16.50
 Third Quarter                                          29.50            23.00
 Fourth Quarter                                         35.25            22.50

Fiscal Year Ended February 1, 1997
 First Quarter (from April 4, 1996)                     24.38            18.25
 Second Quarter                                         30.50            19.88
 Third Quarter                                          27.75            16.25
 Fourth Quarter                                         21.50            16.00





18  Cost Plus, Inc.

Consolidated Balance Sheets




                                                                                      January 31,     February 1,
(In thousands except per share amounts)                                                  1998            1997
----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                           $  27,434       $  14,398
   Merchandise inventories                                                                56,606          42,605
   Other current assets                                                                    3,137           2,413
----------------------------------------------------------------------------------------------------------------

      Total current assets                                                                87,177          59,416
Property and equipment, net                                                               53,539          60,205
Other assets                                                                              11,284           8,577
----------------------------------------------------------------------------------------------------------------

      Total assets                                                                     $ 152,000       $ 128,198
----------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                                    $  13,707       $  14,706
   Income taxes payable                                                                    6,282           6,095
   Accrued compensation                                                                    7,132           6,607
   Other current liabilities                                                               7,426           7,201
----------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                           34,547          34,609
Capital lease obligations                                                                 15,692          14,215
Deferred income taxes                                                                      1,969           3,548
Other long-term obligations                                                                4,183           2,617
Shareholders' equity:
   Preferred stock, $.01 par value: 5,000,000 shares authorized;
      none issued and outstanding                                                             --              --
   Common stock, $.01 par value: 30,000,000 shares authorized;
      issued and outstanding 8,688,488 and 8,099,840 shares                                   87              81
   Additional paid-in capital                                                            103,553          91,166
   Deficit                                                                                (8,031)        (18,038)
----------------------------------------------------------------------------------------------------------------

      Total shareholders' equity                                                          95,609          73,209
----------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                             $ 152,000       $ 128,198
----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                             Cost Plus, Inc.  19

Statements of Consolidated Operations



                                                            Fiscal Year     Fiscal Year    Eleven Month
                                                               Ended           Ended       Period Ended
                                                            January 31,     February 1,     February 3,
(In thousands except per share amounts)                        1998            1997            1996
--------------------------------------------------------------------------------------------------------
Net sales                                                   $ 260,494       $ 214,814       $ 171,548
Cost of sales and occupancy                                   164,394         135,072         107,800
--------------------------------------------------------------------------------------------------------

   Gross profit                                                96,100          79,742          63,748
Selling, general and administrative expenses                   75,238          62,649          50,194
Preopening store expenses                                       2,744           2,053           1,620
--------------------------------------------------------------------------------------------------------

Income from operations                                         18,118          15,040          11,934
Interest expense                                                1,679           2,451           4,843
--------------------------------------------------------------------------------------------------------

Income before income taxes                                     16,439          12,589           7,091
Provision for income taxes                                      6,432           5,162           2,909
--------------------------------------------------------------------------------------------------------

Net income                                                  $  10,007       $   7,427       $   4,182
--------------------------------------------------------------------------------------------------------

Net income per share
   Basic                                                    $    1.20       $    0.96       $    0.72
   Diluted                                                  $    1.15       $    0.92       $    0.68
--------------------------------------------------------------------------------------------------------

Weighted average shares outstanding
   Basic                                                        8,326           7,721           5,849
   Diluted                                                      8,699           8,105           6,153
--------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

20  Cost Plus, Inc.

Statement of Consolidated Shareholders' Equity



                                          Preferred Stock             Common Stock        Additional                   Total
                                     ------------------------   -----------------------    Paid-in                  Shareholders'
(In thousands except shares)           Shares        Amount       Shares        Amount     Capital        Deficit      Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at
   February 25, 1995                 7,045,707      $     70      514,400      $      5   $  62,114      $(29,647)    $ 32,542
Stock conversion, net of
   related costs                    (7,045,707)          (70)   5,307,528            53        (392)                      (409)
Exercise of stock options                                          84,336             1          43                         44
Net income                                                                                                  4,182        4,182
--------------------------------------------------------------------------------------------------------------------------------

Balance at
   February 3, 1996                         --            --    5,906,264            59      61,765       (25,465)      36,359
Initial public offering,
   net of related costs                                         2,136,614            21      28,876                     28,897
Stock issued under
   Employee Stock
   Purchase Plan                                                   12,700            --         251                        251
Exercise of stock options                                          44,262             1         178                        179
Tax effect of
   disqualifying stock
   dispositions                                                                                  96                         96
Net income                                                                                                  7,427        7,427
--------------------------------------------------------------------------------------------------------------------------------

Balance at
   February 1, 1997                         --            --    8,099,840            81      91,166       (18,038)      73,209
Secondary offering,
   net of related costs                                           400,000             4      10,363                     10,367
Stock issued under
   Employee Stock
   Purchase Plan                                                    9,649            --         191                        191
Exercise of stock options                                         178,999             2       1,280                      1,282
Tax effect of
   disqualifying stock
   dispositions                                                                                 553                        553
Net income                                                                                                 10,007       10,007
--------------------------------------------------------------------------------------------------------------------------------

Balance at
   January 31, 1998                         --      $     --    8,688,488      $     87   $ 103,553      $ (8,031)    $ 95,609
--------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                             Cost Plus, Inc.  21

Statements of Consolidated Cash Flows

                                                                    Fiscal Year               Fiscal Year              Eleven Month
                                                                       Ended                     Ended                 Period Ended
                                                                    January 31,               February 1,               February 3,
(In thousands)                                                         1998                      1997                      1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                              $ 10,007                  $  7,427                  $ 4,182
Adjustments to reconcile net income
   to net cash provided by operating activities:
      Depreciation and amortization                                        7,939                     6,810                    5,158
      Loss on disposal of property and equipment                              62                        81                      153
      Deferred income taxes                                               (1,513)                     (962)                     (76)
      Change in assets and liabilities:
         Merchandise inventories                                         (14,001)                   (7,392)                  (4,153)
         Other assets                                                     (1,489)                   (1,514)                    (918)
         Accounts payable                                                 (1,019)                    5,024                   (2,692)
         Other liabilities                                                 2,522                     4,717                    4,352
-----------------------------------------------------------------------------------------------------------------------------------

            Net cash provided by operating activities                      2,508                    14,191                    6,006
-----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
Purchases of property and equipment                                      (11,490)                   (8,001)                  (5,599)
Proceeds from the sale of property                                        10,618                        --                       --
-----------------------------------------------------------------------------------------------------------------------------------

           Net cash used in investing activities                            (872)                   (8,001)                  (5,599)
-----------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
Net (payments) borrowings under revolving line of credit                      --                    (3,165)                     616
Principal payments on capital lease obligations                             (440)                     (336)                    (243)
Issuance of stock                                                         11,840                    29,423                     (365)
Payments on other long term debt                                              --                   (19,895)                      --
-----------------------------------------------------------------------------------------------------------------------------------

           Net cash provided by financing activities                      11,400                     6,027                        8
-----------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                 13,036                    12,217                      415
Cash and cash equivalents:
   Beginning of period                                                    14,398                     2,181                    1,766
-----------------------------------------------------------------------------------------------------------------------------------

   End of period                                                        $ 27,434                  $ 14,398                  $ 2,181
-----------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
   Cash paid during the year for interest                               $  1,667                  $  2,850                  $ 4,943
-----------------------------------------------------------------------------------------------------------------------------------

   Cash paid during the year for taxes                                  $  7,204                  $  3,358                  $ 1,135
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


22  Cost Plus, Inc.

Notes to Consolidated Financial Statements


Note 1. Summary of Business and Significant Accounting Policies

Business
Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At January 31, 1998, the Company operated 70 stores under the name "Cost Plus World Market" in 12 states primarily in the western United States. The Company's product offerings are designed to provide solutions to customers' casual living and home entertaining needs. The offerings include home decorating items such as furniture and rugs as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea.

Fiscal Year
Effective in fiscal 1995, the Company changed its fiscal year end from the Saturday closest to the last day of February to the Saturday closest to the last day of January. The fiscal years ended January 31, 1998 (fiscal 1997) and February 1, 1997 (fiscal 1996) contain 52 weeks. The eleven month period ended February 3, 1996 (fiscal 1995) contains 49 weeks.

Principles of Consolidation
The consolidated financial statements include the accounts of Cost Plus, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Merchandise Inventories
Inventories are stated at the lower of cost or market as determined under the retail inventory method. Cost includes certain buying and distribution costs related to the procurement and processing of merchandise.

Preopening Store Expenses
Preopening store expenses include grand opening advertising, labor and hiring expenses and are expensed as incurred.

Property and Equipment
Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives which is generally five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the related lease terms or useful lives.

Capitalized Leases
Noncancelable leases which meet the criteria of capital leases are capitalized as assets and amortized over the lease term, using the straight-line method.

Other Assets
Goodwill is amortized on a straight-line basis over 40 years. Lease rights and interests are amortized on a straight-line basis over the lease term.

                                                             Cost Plus, Inc.  23

Long Lived Assets
The Company's policy is to review the recoverability of all long-lived assets on an annual basis and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of January 31, 1998 and February 1, 1997, no material adjustment was made to the carrying value of such assets.

Deferred Rent
Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company receives certain lease incentives, primarily construction allowances. These allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

Advertising Expense
Advertising costs are expensed as incurred. For the fiscal years ended January 31, 1998, February 1, 1997 and the eleven month period ended February 3, 1996, advertising costs were $14,202,000, $11,519,000 and $8,725,000 respectively.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash with high quality financial institutions. At times, such amounts may be in excess of the FDIC insurance limits.

Taxes on Income
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than changes in the tax law or rates.

Net Income per Share
In 1997, the Company adopted the provision of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. SFAS 128 replaces current earnings per share ("EPS") reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. Prior periods have been restated to conform to SFAS 128.

The following is a reconciliation of the weighted average number of shares (in thousands) used in the Company's Basic and Diluted per share computations.

                                 Fiscal Year      Fiscal Year       Fiscal Year
                                    Ended            Ended             Ended
                                 January 31,      February 1,       February 3,
                                    1998              1997              1996
--------------------------------------------------------------------------------
Basic shares                       8,326             7,721             5,849
Effect of dilutive stock options     373               384               304
--------------------------------------------------------------------------------

Diluted shares                     8,699             8,105             6,153
--------------------------------------------------------------------------------

Stock Based Compensation
The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.


24  Cost Plus, Inc.

Impact of New Accounting Standards
In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoptions of these statements will not impact the Company's consolidated financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997.

Note 2. Property and Equipment


                                                    January 31,     February 1,
(In thousands)                                          1998           1997
--------------------------------------------------------------------------------
Property and equipment consist of the following:
   Land and land improvements                          $    530       $  7,030
   Building and leasehold improvements                   31,246         33,400
   Furniture, fixtures and equipment                     30,032         23,683
   Facilities under capital leases                       28,694         26,700
--------------------------------------------------------------------------------

      Total                                              90,502         90,813
   Less accumulated depreciation                        (36,963)       (30,608)
--------------------------------------------------------------------------------

Property and equipment, net                            $ 53,539       $ 60,205
--------------------------------------------------------------------------------

During September 1997, the Company completed the sale of its San Francisco property and the leaseback of its store facility. Proceeds from the sale appproximated $10.6 million, after deducting commissions and fees, and were used to pay down the outstanding borrowings on the Company's revolving line of credit. The store facility was leased back for a period of 16 years with three option periods of five years each.

Note 3. Other Assets


                                                    January 31,     February 1,
(In thousands)                                          1998           1997
--------------------------------------------------------------------------------
Other assets consist of the following:
   Goodwill                                            $ 3,972          $ 3,972
   Lease rights and interests                            3,146            3,146
   Other                                                 7,916            5,805
--------------------------------------------------------------------------------

      Total                                             15,034           12,923
   Less accumulated amortization                        (3,750)          (4,346)
--------------------------------------------------------------------------------

   Other assets                                        $11,284          $ 8,577
--------------------------------------------------------------------------------

Note 4. Leases

The Company leases certain property consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain provisions for two to three renewal options for five to ten years each with renewal periods from 1997 to 2040 at the then current market rates. The retail store, warehouse and corporate office leases generally provide for the Company to assume the maintenance and all or a portion of the property tax obligations on the leased property.


Cost Plus, Inc.  25

The minimum rental payments required under capital leases (with interest rates generally 12.75%) and noncancelable operating leases with an initial lease term in excess of one year at January 31, 1998, are as follows:


(In thousands)                       Capital Leases   Operating Leases    Total
--------------------------------------------------------------------------------
Year ending:
    1998                                $  2,461           $ 16,308     $ 18,769
    1999                                   2,486             15,057       17,543
    2000                                   2,521             15,033       17,554
    2001                                   2,144             14,332       16,476
    2002                                   2,151             13,811       15,962
Thereafter through the year 2040          33,093             93,374      126,467
--------------------------------------------------------------------------------

Minimum lease commitments                 44,856           $167,915     $212,771
                                                           ---------------------
Less amount representing interest        (28,670)
------------------------------------------------

Present value of capital lease
 obligations                              16,186
Less current portion                        (494)
------------------------------------------------

Long-term portion                       $ 15,692
------------------------------------------------

Accumulated depreciation related to capital leases amounted to $10,719,000 and $9,580,000 at January 31, 1998 and February 1, 1997, respectively. Depreciation expense related to capitalized leases is classified as occupancy. For the fiscal years ended January 31, 1998 and February 1, 1997 and the eleven-month period ended February 3, 1996, such depreciation expense was $1,139,000, $1,098,000 and $991,000, respectively.

Minimum and contingent rental expense, which are based upon certain factors such as sales volume and property taxes, under operating and capital leases, as well as sublease rental income, are as follows:

                                        Fiscal Year    Fiscal Year  Eleven Month
                                          Ended          Ended      Period Ended
                                        January 31,    February 1,   February 3,
(In thousands)                             1998           1997          1996
--------------------------------------------------------------------------------
Operating leases:
 Minimum rental expense                  $ 13,485       $ 9,924        $ 7,127
 Contingent rental expense                    757           554            506
 Less sublease rental income               (1,692)       (1,884)        (1,477)
--------------------------------------------------------------------------------

   Total                                 $ 12,550       $ 8,594        $ 6,156
--------------------------------------------------------------------------------

Capital leases -- contingent
 rental expense                          $    950       $   813        $   685
--------------------------------------------------------------------------------

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $8,380,000 as of January 31, 1998.

Note 5. Revolving Line of Credit

On May 7, 1996, the Company entered into a revolving line of credit agreement with Bank of America which was amended on May 15, 1997 and expires June 1, 1999. The amended agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $35.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate (8.50% at January 31, 1998) or LIBOR plus 1.75%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants including minimum tangible net worth and earnings coverage ratio. At January 31, 1998, the Company had no outstanding borrowings under the line of credit and $2.7 million outstanding under letters of credit.


26  Cost Plus, Inc.

Note 6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the fair value of their financial instruments. The carrying value of current assets and liabilities approximates their fair market value.

Note 7. Income Taxes

The provision for income taxes consists of the following:

                                      Fiscal Year    Fiscal Year  Eleven Month
                                        Ended          Ended      Period Ended
                                      January 31,    February 1,   February 3,
(In thousands)                           1998           1997          1996
--------------------------------------------------------------------------------
Payable:
 Federal                               $ 6,683        $ 5,240       $ 2,399
 State                                   1,304          1,045           586
--------------------------------------------------------------------------------

    Total payable                        7,987          6,285         2,985
--------------------------------------------------------------------------------

Deferred:
 Federal                                (1,346)          (989)          (11)
 State                                    (209)          (134)          (65)
--------------------------------------------------------------------------------
    Total deferred                      (1,555)        (1,123)          (76)
--------------------------------------------------------------------------------

Provision for income taxes             $ 6,432        $ 5,162       $ 2,909
--------------------------------------------------------------------------------

The differences between the U.S. federal statutory tax rate and the Company's effective rate are as follows:

                                      Fiscal Year    Fiscal Year  Eleven Month
                                        Ended          Ended      Period Ended
                                      January 31,    February 1,   February 3,
                                         1998           1997          1996
--------------------------------------------------------------------------------
U.S. federal statutory tax rate         35.0%          35.0%         34.0%
State income taxes (net of U.S.
 federal income tax benefit)             4.3            4.7           5.3
Non-deductible expenses                  0.5            0.6           0.6
Other                                   (0.7)           0.7           1.1
--------------------------------------------------------------------------------

Effective income tax rate               39.1%          41.0%         41.0%
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                      January 31,    February 1,   February 3,
(In thousands)                           1998           1997          1996
--------------------------------------------------------------------------------
Current deferred tax asset:
 Deductible reserves                   $   210        $   276       $   221
--------------------------------------------------------------------------------

Long-term deferred tax asset
  (liability):
 Deferred rent                           1,208            838         560
 Capitalized leases                     (1,610)          (919)     (1,225)
 Lease rights                             (731)          (810)       (861)
 Depreciation                             (280)        (2,016)     (2,564)
 Other                                    (556)          (641)       (365)
--------------------------------------------------------------------------------

    Total                               (1,969)        (3,548)     (4,455)
--------------------------------------------------------------------------------

 Net deferred tax liabilities          $(1,759)       $(3,272)    $(4,234)
--------------------------------------------------------------------------------

                                                             Cost Plus, Inc.  27

Note 8. Equity and Stock Compensation Plans

Stock
On March 17, 1995, the Company consummated a series of agreements
("Agreements") with its shareholders to change its existing capital structure and amend its credit facilities. The Company and its shareholders agreed to exchange existing 7,045,707 shares of preferred stock, 514,400 shares of common stock and 49,315 of unexercised preferred stock options for 5,307,528 shares of newly issued shares of common stock based on the exchange ratios as specified in the Agreements. The Company amended and restated its Articles of Incorporation and By-Laws to state that no shares of preferred stock are authorized.

On February 15, 1996, the Board of Directors authorized the amendment and restatement its Articles of Incorporation to increase the number of authorized shares of common stock from 6,819,931 to 30,000,000 and authorize 5,000,000 shares of preferred stock for issuance.

Options
The Company currently has options outstanding under three employee stock option plans: the 1988 Stock Option Plan ("1988 Plan"), the 1994 Stock Option Plan ("1994 Plan") and the 1995 Stock Option Plan ("1995 Plan"). The 1988 Plan permitted the granting of options to employees to purchase up to 219,155 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and generally vest over four years. Upon approval of the 1994 Plan in March 1995, the 1988 Plan was terminated except for options then outstanding. The 1994 Plan permitted the granting of options to employees to purchase up to 862,656 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1995 Plan in November 1995, the 1994 Plan was terminated except for options then outstanding.

The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 774,669 shares of common stock, less the aggregate number of shares outstanding under the 1994 Plan grants or issued upon exercise of options granted under the 1994 Plan (364,942 at January 31, 1998). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. A 250,000 increase in the number of shares of common stock reserved for issuance under the 1995 Plan, along with certain other amendments to the 1995 Plan, was approved by the Board of Directors in October 1996 and the shareholders in November 1996. An additional 400,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors and shareholders in June 1997.

On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan ("Director Option Plan") which permits the granting of options to non-employee directors to purchase up to 28,300 shares of common stock at fair market value as of the date of grant. Each non-employee director elected after March 13, 1996 will automatically be granted, upon election, a nonstatutory option to purchase 7,075 shares of common stock. Options are exercisable over ten years and vest over a four year period. In June 1997, the Board of Directors and shareholders approved an increase of 40,000 shares of common stock reserved for issuance under the plan and, to each non-employee director, an automatic annual grant of a non-statutory option to purchase 2,000 shares.


28  Cost Plus, Inc.

A summary of activity under the above option Plans is set forth below:

                                                                  Weighted
                                                                   Average
                                                                  Exercise
                                                       Shares       Price
--------------------------------------------------------------------------

Outstanding at February 25, 1995 (92,599
 exercisable at a weighted average price of $0.18)    113,270     $   0.17
   Granted                                            753,334         8.27
   Exercised                                          (84,336)        0.52
   Canceled                                           (61,311)        5.77
--------------------------------------------------------------------------

Outstanding at February 3, 1996 (95,349 exercisable
 at a weighted average price of $3.00)                720,957         8.26
   Granted                                            188,725        17.78
   Exercised                                          (44,262)        4.01
   Canceled                                           (11,607)        8.47
--------------------------------------------------------------------------

Outstanding at February 1, 1997 (331,083 exercisable
 at a weighted average price of $5.74)                853,813        10.57
   Granted                                            475,200        21.46
   Exercised                                         (178,999)        7.16
   Canceled and expired                              (101,083)       14.11
--------------------------------------------------------------------------

Outstanding at January 31, 1998                     1,048,931        15.72
--------------------------------------------------------------------------

Exercisable at January 31, 1998                       326,012
--------------------------------------------------------------------------

Additional information regarding options outstanding as of January 31, 1998 is as follows:

                                       Weighted                        Options Exercisable
                                       Average         Weighted   -----------------------------
     Range of                         Remaining         Average                Weighted Average
     Exercise           Number       Contractual       Exercise     Number         Exercise
      Prices          Outstanding    Life (Yrs.)        Price     Exercisable       Price
-----------------------------------------------------------------------------------------------
$ 0.06   -    0.06          367           4.1           $ 0.06          367        $ 0.06
  5.77   -    5.94      188,921           7.1             5.78      188,921          5.78
 11.31   -   15.75      399,843           8.3            12.90       58,352         11.64
 18.00   -   24.13      459,800           9.3            22.28       78,372         18.00
-----------------------------------------------------------------------------------------------

                      1,048,931           8.7           $15.72      326,012        $ 9.76
-----------------------------------------------------------------------------------------------

At January 31, 1998, 182,508 and 49,225 shares were available for future grants under the 1995 Stock Option Plan and the 1996 Director Stock Option Plan, respectively.

Employee Stock Purchase Plan
On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan ("Purchase Plan"). A total of 300,000 shares have been authorized for issuance under the Purchase Plan. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of the fair market value of the common stock as of the last day of the purchase period.

Additional Stock Plan Information
As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the


                                                             Cost Plus, Inc.  29

Company's stock options awards. These models also require subjective assumptions including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                      Fiscal Year   Fiscal Year   Eleven Month
                                         Ended         Ended      Period Ended
                                      January 31,   February 1,    February 3,
                                         1998           1997          1996
--------------------------------------------------------------------------------
Stock volatility                         60.0%         55.3%          55.3%
Risk free interest rates                  6.3%          5.9%           6.2%
Expected life (in years)                   1.8           1.8            1.8
Weighted average fair value per
 share                                  $13.76         $7.86          $3.87
Expected dividends                          --            --             --

The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1997, 1996 and 1995 awards had been amortized to expense over the vesting period of the awards, consistent with the methods of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                          Fiscal Year   Fiscal Year     Eleven Month
                                             Ended         Ended        Period Ended
                                          January 31,   February 1,     February 3,
(In thousands, except per share data)        1998          1997            1996
-------------------------------------------------------------------------------------
Net income
  As reported                               $10,007       $7,427           $4,182
  Pro forma                                   8,920        6,747            3,621
Basic net income per share
  As reported                               $  1.20       $ 0.96           $ 0.72
  Pro forma                                    1.07         0.87             0.62
Diluted net income per share
  As reported                               $  1.15       $ 0.92           $ 0.68
  Pro forma                                    1.03         0.83             0.62

The impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1997, fiscal 1996 and fiscal 1995 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

Note 9. Employee Benefit Plans

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 15% of their salaries to a maximum of $10,000 and qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. In fiscal 1997, the Company began matching 25% of the employee's contribution, up to a maximum of 3% of their base salary. The Company contributed approximately $79,000 in fiscal 1997.

Additionally, beginning in fiscal 1997, a non-qualified, deferred compensation plan was made available to certain employees whose benefits are limited under
Section 401(k) of the Internal Revenue Code. Compensation deferrals approximated $129,000 for fiscal 1997.

Note 10. Related Party Transactions

At February 3, 1996, the Company had outstanding $23,060,000 on a note payable and line of credit agreement and $401,000 in interest payable to two shareholders. Proceeds from the Company's initial public offering in April 1996 were used to repay the note payable and the then outstanding balance under the line of credit agreement. In fiscal 1996 and 1995, related interest expense amounted to $409,405 and $3,073,000 respectively.


30  Cost Plus, Inc.

Independent Auditors' Report


Board of Directors
Cost Plus, Inc.
Oakland, California

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. as of January 31, 1998 and February 1, 1997, and the related statements of consolidated operations, consolidated shareholders' equity and consolidated cash flows for the fiscal years ended January 31, 1998 and February 1, 1997 and the eleven month period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. as of January 31, 1998 and February 1, 1997 and the results of their operations and their cash flows for the fiscal years ended January 31, 1998 and February 1, 1997 and the eleven month period ended February 3, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

San Francisco, California
March 17, 1998



                                                             Cost Plus, Inc.  31