Form 10-K, Exhibit 13
period 1999-01-30
COST PLUS INC/CA/
filed 1999-04-27
CIK 798955

                          LETTER TO OUR SHAREHOLDERS

                         ABOUT COST PLUS WORLD MARKET

                                      10


                             FINANCIAL HIGHLIGHTS

                                      12


                 FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                      13


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                      14


                          CONSOLIDATED BALANCE SHEETS

                                      20


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      21


               CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                      22


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      23


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      24


                        INDEPENDENT AUDITORS' REPORT

                                      32


                    DIRECTORS, OFFICERS AND CORPORATE DATA

                                      33


                               STORE LOCATIONS

                                                                    EXHIBIT 13.1

                          LETTER TO OUR SHAREHOLDERS


                                             Murray H. Dashe
        [PHOTO APPEARS HERE]                 Chairman of the Board,
                                             Chief Executive Officer
                                             and President
                                             (center)

                                             John F. Hoffner
                                             Executive Vice President
                                             of Administration and
                                             Chief Financial Officer
                                             (left)

                                             Kathi P. Lentzsch
                                             Executive Vice President,
                                             Merchandising and Marketing
                                             (right)


                               Dear Shareholders

There's a lot of sound and fury in retailing today. It's easy to get distracted. That's why we work so hard at Cost Plus World Market to stay focused on a few essential disciplines: Perfecting a strong concept. Executing it with consistency, efficiency, and passion. Continually challenging it for relevance, and refreshing it with bright new ideas. These are the compass points which have guided our development for the past 40 years - a period during which Cost Plus World Market has grown from a single retail outlet into a network of stores stretching into the Midwest, with a burgeoning national identity as a leader in casual home furnishings and entertaining.

     These compass points have also proven to be valuable guides during our first three years as a publicly traded company. Cost Plus World Market once again delivered a strong financial and operating performance in fiscal 1998, producing record profitability while expanding store count at a 21% annual rate. Our total sales also grew 21% last year, to $315 million. Same store sales - a measure of annual sales from all stores open a minimum of 14 months - increased 5.5%, the eighth consecutive year we've produced same store sales in excess of 5%. We also opened 15 new stores last year, introducing Cost Plus World Market to consumers in St. Louis, Cincinnati, Indianapolis and Omaha. These accomplishments, coupled with an ongoing commitment to effective margin and expense management, generated the highest earnings level in the Company's history. Net income rose 32%, to $13.2 million. Earnings per share increased 27%, to $0.98.

     For our customers, we tackle a different kind of challenge - continually enhancing the shopping experience that has engaged their imaginations and attracted their repeat business for 40

8  Cost Plus, Inc.

years. In the midst of today's intense competition for consumer attention, our World Market stores remain distinctive for a number of important reasons. We offer a unique blend of everchanging merchandise, presented in a casual, slightly offbeat atmosphere with a sense of discovery awaiting customers around each corner. We work hard to maintain a friendly, welcoming store environment. And, perhaps most important, we provide great value in the products we market. Whether it be a pulse-quickening, one-of-a-kind gift discovery, a repeat purchase from among our gourmet foods and beverages, or a more substantial investment in a home furnishing item, our merchandise is competitively priced, and our customers are regularly delighted with the value they receive for the dollars they spend in our stores.

     Successful, consistent execution is where the interests of our shareholders and our customers intersect. We place a high priority at Cost Plus World Market on disciplined growth, cost-effective marketing and advertising strategies, continually updated information and distribution systems, and meaningful employee development programs. These factors provide critical, if less visible support to the creative sourcing and merchandising talents which are the backbone of our organization's long-term success.

     Here, too, we made solid progress during fiscal 1998. Individual store profitability remained high as we continued to expand beyond our traditional West Coast markets - strong evidence that our retailing concept has broad appeal. To support this growth, we added a 100,000 square-foot distribution center in Indiana that is now serving our Midwestern expansion. We continued to strengthen our senior management team with the addition of our new administrative executive vice president and chief financial officer, John Hoffner, along with key hires in information systems and logistics. And we relocated our headquarters to a new, significantly larger space with minimal impact on operating costs.

     I have no doubt the noise level will continue to rise in retailing as the competitive nature of our industry intensifies. We'll face new challenges and new opportunities at Cost Plus World Market, and I'm confident we will succeed. The enthusiasm and excitement here continues to grow with every successful addition to our market base. We are fully committed to building a top-flight nationwide enterprise, and we have the resources, the management talent and the creativity to accomplish our biggest dreams.

     To all those who support us in this journey - our customers, our employees, our shareholders - I'd like to express our deepest appreciation.

/s/ Murray Dashe

Murray H. Dashe
Chairman, Chief Executive Officer and President


                                                             Cost Plus, Inc.   9

                         ABOUT COST PLUS WORLD MARKET



                   Our Mission is to be a specialty retailer

                      offering customers a wide and ever-

                    changing selection of exciting products

                        imported from around the world,

                     emphasizing both quality and value in

                        a fun and friendly environment



                          Fifty Countries, One Store

And an endless variety of product choices for today's casual, home-oriented lifestyles. Whether decorating a home, planning a dinner party, or just looking for a special gift, our customers know they will discover thousands of options in casual furnishings, housewares, gifts, decorative accessories, gourmet foods and beverages at their local Cost Plus World Market store.

     The unique character and wide array of our World Market product lines are key elements in the Company's enduring consumer appeal. While today's retailing world is increasingly filled with look-alikes and wannabes, our store aisles are filled with distinctive, one-of-a-kind items. Many of our products, sourced from approximately 50 countries around the world, reflect the regional character and personal artistic expression of the local artisans who created them. Many of our supplier relationships span decades. Many of our product lines are crafted exclusively for Cost Plus World Market. It is a product-sourcing strategy developed over a 40-year history in the import business, and one difficult to recreate.

10   Cost Plus, Inc.

                              Adventure Shopping

Enter a Cost Plus World Market for the first time and you're likely to be surprised. Delightfully so. The informal, rough-hewn backdrop of concrete floors and exposed beam ceilings. The conscious clutter of aisles spilling over with merchandise. The bright colors, rich textures and tantalizing aromas that captivate your senses and evoke the memory of an open air marketplace. All of these elements play a central role in the shopping experience at Cost Plus World Market.

     But there's clearly method to this madness. The relaxed atmosphere and sense of fun that pervades a World Market store encourages browsing, impulse buying and regular, repeat visits. The baskets, barrels and shipping crates that overflow with merchandise continually beckon customers with the possibility of yet another discovery. Amid all the bustle, strong focal points on walls, ceilings and shelf-top displays provide important visual cues which guide shoppers from point to point, from key product line to key product line. In today's highly competitive contest for consumer attention, our slightly irreverent, slightly mysterious, treasure-hunt approach to merchandising helps attract and hold the interest of shoppers for an average of fifty minutes per visit.

                        Building a National Enterprise

Profitable growth, achieved market by market and store by store, is the centerpiece of our national expansion program. Our primary goal is to build a network of Cost Plus World Market stores stretching from coast to coast. Annual growth targets include a 20% increase in store count, mid-single digit improvement in same-store sales, and a steady strengthening of profit margins, as operating costs are leveraged over higher sales volume.

     To achieve the strongest possible results from geographic expansion, we cluster store openings in new markets to immediately achieve economies of scale, and regularly add stores in existing markets to maximize our penetration. We pay close attention to the costs of distribution, advertising and management development, and to the opportunities presented by new information technologies. Most importantly, we measure and manage profitability at Cost Plus World Market store by store. Our internal performance standards result in a new store model which achieves operating margins comparable to existing stores within three years. These disciplines, coupled with the broad-based appeal of our core retailing concept, provide a strong foundation for the national enterprise we are determined to build.

                                                            Cost Plus, Inc.   11

                                                       FINANCIAL HIGHLIGHTS


                                                                                      Pro Forma
                                                           Fiscal Year              Twelve Month   Fiscal Year
                                             -------------------------------------  Period Ended   -----------
                                                                                     February 3,
                                               1998           1997          1996       1996/1/         1994
                                             --------       --------      --------   -----------    ----------
(In thousands, except per share
and selected operating  data)

Statement of Operations Data:
Net sales                                    $315,135       $260,494      $214,814      $182,845     $151,196
Income from operations                         22,924         18,118        15,040        11,599        7,890
Net income                                     13,236         10,007         7,427         3,816        1,817
Net income per share-diluted/2/              $   0.98       $   0.77      $   0.61      $   0.41           --
                                             --------       --------      --------      --------     --------
Selected Operating Data:
Number of stores open
     (at end of period)                            85             70            58            49           43
Average sales per selling square foot/3/     $    258       $    259      $    252      $    238     $    224
Comparable store sales increase/4/                5.5%           7.0%          6.1%          6.1%         7.7%
                                             --------       --------      --------      --------     ---------
Balance Sheet Data (at period end):
Working capital                              $ 61,031       $ 52,630      $ 24,807      $ 11,102     $  8,918
Total assets                                  173,141        152,000       128,198       105,986       99,245
Note payable and capital lease
     obligations, less current portion         15,110         15,692        14,215        34,528       34,839
Total shareholders' equity                    109,403         95,609        73,209        36,359       32,542
                                             ========       ========      ========      ========     =========

/1/ Effective in fiscal 1995, the Company changed its fiscal year from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. For comparative purposes, the 1995 results have been restated on a twelve month (54 week) pro forma basis. All other fiscal years presented consisted of 52 weeks.

/2/ Per share data is restated for a three-for-two common stock split effective March 11, 1999.

/3/ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.

/4/ A store is considered as comparable at the beginning of its fourteenth full month of operation.


[GRAPH APPEARS HERE]        [GRAPH APPEARS HERE]         [GRAPH APPEARS HERE]

       Net Sales               Operating Income               Net Income
Fiscal Years 1994-1998/1/  Fiscal Years 1994-1998/1/   Fiscal Years 1994-1998/1/
  (dollars in millions)      (dollars in millions)       (dollars in millions)


12   Cost Plus, Inc.

                 FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                                                                   Pro Forma
                                                            Fiscal Year           Twelve Month   Eleven Month   Fiscal Year
                                                 -------------------------------- Period Ended   Period Ended   -----------
(In thousands, except per share                                                    February 3,    February 3,
and selected operating data)                       1998        1997        1996      1996/1/        1996/1/         1994
                                                 --------    --------    --------  ----------     -----------    ----------
Statement of Operations Data:
Net sales                                        $315,135    $260,494    $214,814   $182,845        $171,548      $151,196
Cost of sales and occupancy                       200,023     164,394     135,072    115,516         107,800        95,608
                                                 --------    --------    --------   --------        --------      --------
  Gross profit                                    115,112      96,100      79,742     67,329          63,748        55,588
Selling, general and
   administrative expenses                         89,261      75,238      62,649     54,110          50,194        46,561
Store preopening expenses                           2,927       2,744       2,053      1,620           1,620         1,137
                                                 --------    --------    --------   --------        --------      --------
Income from operations                             22,924      18,118      15,040     11,599          11,934         7,890
Net interest expense                                1,226       1,679       2,451      5,131           4,843         4,862
                                                 --------    --------    --------   --------        --------      --------
Income before income taxes                         21,698      16,439      12,589      6,468           7,091         3,028
Income taxes                                        8,462       6,432       5,162      2,652           2,909         1,211
                                                 --------    --------    --------   --------        --------      --------
Net income                                       $ 13,236    $ 10,007    $  7,427   $  3,816        $  4,182      $  1,817
                                                 ========    ========    ========   ========        ========      ========
Net income per share diluted/2/                  $   0.98    $   0.77    $   0.61   $   0.41        $   0.45            --
Weighted average shares
  outstanding - diluted/2/                         13,575      13,049      12,158      9,230           9,230            --
                                                 --------    --------    --------   --------        --------      ---------
Selected Operating Data:
Percent of sales:
   Gross profit                                      36.5%       36.9%       37.1%      36.8%           37.2%         36.8%
   Selling, general and
      administrative expenses                        28.3%       28.9%       29.2%      29.6%           29.3%         30.8%
     Income from operations                           7.3%        7.0%        7.0%       6.3%            6.9%          5.2%
Number of stores:
     Opened during period                              15          12           9          6               6             5
     Closed during period                              --          --          --         --              --             3
     Open at end of period                             85          70          58         49              49            43
Average sales per selling square foot/3/         $    258    $    259    $    252   $    238        $    228      $    224
Comparable store sales increase/4/                    5.5%        7.0%        6.1%       6.1%            6.6%          7.7%
                                                 ========    ========    ========   ========        ========      ========
Balance Sheet Data (at period end):
Working capital                                  $ 61,031    $ 52,630    $ 24,807   $ 11,102        $ 11,102      $  8,918
Total assets                                      173,141     152,000     128,198    105,986         105,986        99,245
Note payable and capital lease obligations,
  less current portion                             15,110      15,692      14,215     34,528          34,528        34,839
Total shareholders' equity                        109,403      95,609      73,209     36,359          36,359        32,542
                                                 ========    ========    ========   ========        ========      ========

/1/ Effective in fiscal 1995, the Company changed its fiscal year end from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. For comparison purposes, the 1995 results have been restated on a twelve month (54 week) pro forma basis. All other fiscal years presented consisted of 52 weeks.

/2/ Per share data is restated for a three-for-two common stock split effective March 11, 1999.

/3/ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.

/4/ A store is considered as comparable at the beginning of its fourteenth full month of operation.


                                                            Cost Plus, Inc.   13

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

An asterisk "*" denotes a forward-looking statement reflecting current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in such forward-looking statements, and shareholders of Cost Plus, Inc. (the "Company" or "Cost Plus") should carefully review the cautionary statements set forth in this Annual Report, including "Quarterly Results and Seasonality" beginning on page 16. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

Net Sales

Net sales increased $54.6 million, or 21.0%, to $315.1 million in fiscal 1998 from $260.5 million in fiscal 1997. The increase in net sales was attributable to new stores and an increase in comparable store sales. Comparable store sales rose 5.5% for fiscal 1998, primarily as a result of a larger average transaction size. As of January 30, 1999, the Company operated 85 stores compared to 70 stores as of January 31, 1998. New and non-comparable stores contributed approximately $40.8 million of the increase in net sales.

Gross Profit

As a percentage of net sales, gross profit was 36.5% this year compared with 36.9% last year. The decrease in gross profit rate resulted from higher occupancy costs in new stores, partially offset by an improvement in initial markon and lower inventory shrinkage. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity.

Selling, General and Administrative ("SG&A") Expenses

As a percentage of net sales, SG&A expenses decreased to 28.3% in the current fiscal year from 28.9% last fiscal year. The decrease in the SG&A expense rate resulted primarily from leveraging store payroll and corporate overhead expenses against higher sales.

Store Preopening Expenses

Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $2.9 million in fiscal 1998 and $2.7 million in fiscal 1997. Expenses vary depending on the location of a store and whether it is located in a new or existing market. The Company opened 15 stores in fiscal 1998 compared to 12 stores in the prior fiscal year.

Net Interest Expense

Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $1.2 million in fiscal 1998 compared to $1.7 million in fiscal 1997. This decrease in expense resulted from higher interest income and lower average borrowings throughout the year due to cash generated from the sale of the Company's San Francisco property and the leaseback of its store facility in September 1997 and to proceeds from a secondary offering of the Company's common stock in October 1997.

Income Taxes

The Company's effective tax rate was 39% in both fiscal 1998 and fiscal 1997.


14   Cost Plus, Inc.

FISCAL 1997 COMPARED TO FISCAL 1996

Net Sales

Net sales increased $45.7 million, or 21.3%, to $260.5 million in fiscal 1997 from $214.8 million in fiscal 1996. This increase in net sales was attributable to new stores and an increase in comparable store sales. Comparable store sales increased 7.0% in fiscal 1997, primarily as a result of a larger average transaction size. At January 31, 1998, the Company operated 70 stores compared to 58 stores at February 1, 1997. New and non-comparable stores contributed approximately $31.1 million of the increase in net sales.

Gross Profit

As a percentage of net sales, gross profit was 36.9% in fiscal 1997 compared to 37.1% in fiscal 1996. The decrease in gross profit rate resulted from higher occupancy costs in new stores, partially offset by an improvement in the merchandise margin percentage. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity. The merchandise margin improvement resulted primarily from a sales mix more heavily weighted towards higher margin goods and lower markdowns.

Selling, General and Administrative ("SG&A") Expenses

As a percentage of net sales, SG&A expenses decreased to 28.9% in fiscal 1997 compared to 29.2% in fiscal 1996. This decrease resulted from lower store and corporate payroll expenses, as a percentage of net sales, which were partially offset by higher advertising expenses.

Store Preopening Expenses

Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $2.7 million for fiscal 1997 and $2.1 million for fiscal 1996. The increase in store preopening expenses was the result of opening 12 stores in fiscal 1997 versus opening nine stores in fiscal 1996. Store preopening expenses per store in fiscal 1997 were consistent with fiscal 1996.

Net Interest Expense

Net interest expense, which includes capital lease interest and interest expense net of interest income, was $1.7 million for fiscal 1997 and $2.5 million for fiscal 1996. In September 1997, the Company completed the sale of its San Francisco property and the leaseback of its store facility. Proceeds from the sale approximated $10.6 million, after deducting commissions and fees, and were used to pay down outstanding borrowings on the Company's revolving line of credit.

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

Income Taxes

The Company's effective tax rate was reduced for fiscal 1997 to 39% from 41% in fiscal 1996 as a result of expanding into states with lower tax rates.

INFLATION

The Company does not believe that inflation has had a material effect on its financial condition and results of operations during the past three fiscal years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                                            Cost Plus, Inc.   15

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  (Continued)


QUARTERLY RESULTS AND SEASONALITY

The following table sets forth the Company's unaudited quarterly operating results for its eight most recent quarterly periods.

                                                                               Three Months Ended
                                                            --------------------------------------------------------
(In thousands, except per                                     May 2,         Aug. 1,        Oct. 31,       Jan. 30,
 share data and number of stores)                              1998           1998            1998           1999
                                                            ----------      ---------      ---------       ---------
Net sales                                                     $56,839        $58,168        $66,689        $133,439
Gross profit                                                   19,067         20,089         23,013          52,943
Net income (loss)                                                 292            105           (782)         13,621
Net income (loss) per share/1/
     Basic                                                    $  0.02        $  0.01        $ (0.06)       $   1.03
     Diluted/2/                                               $  0.02        $  0.01        $ (0.06)       $   1.00
Number of stores open at  end of period                            71             74             82              85


                                                                               Three Months Ended
                                                            --------------------------------------------------------
(In thousands, except per                                     May 3,         Aug. 2,         Nov. 1,       Jan. 31,
 share data and number of stores)                              1997           1997            1997           1998
                                                            ----------      ---------      ---------       ---------
Net sales                                                      $48,532        $47,287        $54,687        $109,988
Gross profit                                                    16,726         16,729         19,087          43,558
Net income (loss)                                                  107            187         (1,252)         10,965
Net income (loss) per  share/1/
     Basic                                                     $  0.01        $  0.02        $ (0.10)       $   0.84
     Diluted/2/                                                $  0.01        $  0.01        $ (0.10)       $   0.80
Number of stores open at end of period                              60             60             68              70


/1/ Per share data is restated for a three-for-two common stock split effective March 11, 1999.

/2/  Loss quarters exclude common stock equivalents since they are antidilutive.

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year. Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, has incurred and may continue to incur losses in these quarters. The results of operations for interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost sales due to insufficient inventory or lost margin due to the need to mark down excess inventory.

The Company's quarterly results of operations may also fluctuate based upon such factors as the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, competitive factors and general economic conditions.


16   Cost Plus, Inc.

YEAR 2000 READINESS DISCLOSURE

State of readiness

The Year 2000 issue is primarily the result of certain computer systems using a two-digit format rather than four-digits to indicate the year. Such computer systems will, unless modified, be unable to interpret dates beyond the year 1999, potentially causing errors and failures which may disrupt operations of such systems. To address this issue, the Company has developed a comprehensive plan (the "Plan") intended to ensure that all critical systems, devices and applications, as well as data exchanged with customers, trade suppliers and other third parties, have been evaluated and will be suitable for continued use into and beyond the year 2000. In addition to areas normally associated with information technology ("IT"), the Plan also includes areas normally considered outside of IT, but which may utilize embedded microprocessors with potential Year 2000 problems.

The Company's Year 2000 Project (the "Project") has been divided into four phases: i) assessment; ii) remediation; iii) testing and certification; and iv) contingency planning. An assessment of all IT systems has been completed. The remediation of in-house systems was approximately 85% complete at the end of fiscal 1998 and is targeted for completion by the end of the first quarter of fiscal 1999.* The Company expects that all key hardware and software systems will be tested and determined to be compliant by the end of the second quarter of fiscal 1999, with any remaining work on minor systems scheduled for completion in the third quarter of fiscal 1999*. Hardware upgrades which were planned for growth, some of which also assist in Year 2000 compliance, have been accelerated into fiscal 1998 and fiscal 1999.

The Company is in the process of surveying key vendors, suppliers and service providers for their readiness. This process is expected to be complete by the end of the second quarter of fiscal year 1999.* Assessment of the risks associated with vendors and third party service providers' failure to remediate their own Year 2000 issues will continue throughout the duration of the Project.

Costs to address Year 2000 issues

In addressing the Year 2000 Project, the Company has relied and continues to rely primarily on internal resources, with supervised support from consultants and contractors. Internal costs, which are principally payroll for its information systems personnel, are not separately tracked. The costs for the Year 2000 Project have not been and are not expected to be material.* Costs are consistent with and included in the Company's operating budgets and, based on information gathered to date, future Project costs are not expected to have a material adverse effect on the results of operations in any period, on liquidity, financial position or other information technology project schedules.*

Risks of the Year 2000 issues

The Company believes that its structured approach toward modifications of existing software and conversions to new software for certain applications, as discussed above, should mitigate significant disruption of its operations due to potential Year 2000 problems.* The Company has also identified areas of potential third party risk, which include communications systems, utilities and elements of the merchandise supply chain, including procurement, transportation and import activities. The disruption of communications systems and utilities could impact the Company's ability to operate its stores. The inability of principal suppliers to be Year 2000 compliant could result in delays in product deliveries from such suppliers and disruption of the Company's distribution channel. There can be no assurance that other entities will achieve Year 2000 compliance or that the Company can timely compensate for its risks should such entities fail to do so. If the Company's internal systems are not adequately remediated, or if necessary modifications and conversions by other companies on whose systems some of the Company's business processes depend are not completed on time, the Year 2000 issue could have a material adverse effect on the Company's operations.

The Company's plans for expenditures to achieve Year 2000 compliance and the dates by which Year 2000 compliance will be achieved are based on management's best estimates. These estimates include certain assumptions about future events, including the continued availability of certain resources. However, there can be no assurance that these estimates will be


                                                            Cost Plus, Inc.   17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  (Continued)


achieved, and because of the complex interdependencies involved with Year 2000 issues, actual results could differ materially from these estimates. Because of the range of possible issues and the large number of variables involved, it is impossible to quantify the potential financial impact of problems if the Company's remediation efforts or the efforts of those with whom it does business are not successful.

Contingency plans

The Company is developing contingency plans for critical business processes in the event of compliance failure on the part of the Company or its business partners including communications systems, utilities, suppliers and other service providers. Contingency plans will be completed by approximately the end of the second quarter of fiscal 1999.* However, there can be no assurance that such contingency plans will address all of the Year 2000 issues which the Company might ultimately encounter.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily with borrowings under the Company's credit facilities and internally generated funds. The Company believes that the available borrowings under its revolving line of credit and internally generated funds will be sufficient to finance its working capital and capital expenditure requirements for the next 12 months.*

Net cash provided by operating activities totaled $16.6 million for fiscal 1998, an increase of $14.1 million from fiscal 1997. This increase resulted primarily from cash generated by higher sales and the timing of payments for merchandise inventories received near the end of the fiscal year.

Net cash used in investing activities, primarily for new stores, totaled $14.6 million in fiscal 1998. In fiscal 1997, net cash used in investing activities totaled $872,000 and consisted of $11.5 million of property and equipment purchases, primarily for new stores, partially offset by $10.6 million from the sale of the San Francisco property. The Company estimates that fiscal 1999 capital expenditures will approximate $16.1 million.*

Net cash used in financing activities was $894,000 in fiscal 1998, primarily as a result of the repurchase of 225,002 shares of common stock for $3.8 million from the Company's former Chief Executive Officer, which was partially offset by proceeds from stock issued under the Company's stock option and stock purchase plans. Net cash provided by financing activities was $11.4 million in fiscal 1997, which was primarily proceeds from the issuance of stock in connection with the October 1997 secondary offering of the Company's common stock and the Company's stock option and stock purchase plans. Proceeds from the October 1997 offering were used for repayment of outstanding borrowings and for working capital and other general corporate purposes.

On October 12, 1998, the Company entered into a revolving line of credit agreement with a bank, which expires June 1, 2000. This agreement replaced the Company's previous revolving line of credit agreement. The new agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $40.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate minus 0.5% (7.25% at January 30, 1999) or IBOR plus 1.125%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants customary with such agreements. At January 30, 1999, the Company had no outstanding borrowings under the line of credit and $1.3 million outstanding under letters of credit.

IMPACT OF NEW ACCOUNTING STANDARDS

Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's comprehensive income and net income are the same.

Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers.


18   Cost Plus, Inc.

The Company's operations include only activities related to the sale of casual home living and entertaining products to the general public through similar stores throughout the United States and comprise only one segment. Therefore, adoption of this standard did not impact the Company's financial statement presentation.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in either assets or liabilities. This statement is effective for fiscal years beginning after June 15, 1999 and is not to be applied retroactively to financial statements for prior periods. Since the Company does not engage in derivative or hedging activities, application of the standard would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest rate risk

The interest payable on the Company's bank line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rise 73 basis points (a 10% change from the Company's borrowing rate as of January 30, 1999), the Company's results of operations and cash flows will not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

Foreign currency risks

The Company enters into a significant amount of purchase obligations outside of the United States which are settled in U.S. Dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

STOCK ACTIVITY

The Company's common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM", where it has traded since the Company's initial public offering on April 4, 1996.

The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market. Per share data is restated for a three-for-two common stock split effective March 11, 1999.

On March 12, 1999, the last sale price of the common stock as reported on the Nasdaq National Market was $25.63 per share, and the Company had 29 shareholders of record as of that date. This number excludes individual shareholders holding stock in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance growth, and it does not intend to pay cash dividends.

                                                 Price Range
                                             --------------------
                                              High          Low
                                             ------        ------
Fiscal Year Ended January 30, 1999
     First Quarter                           $22.67        $15.17
     Second Quarter                           23.33         18.92
     Third Quarter                            21.29         15.83
     Fourth Quarter                           24.17         19.67

Fiscal Year Ended January 31, 1998
     First Quarter                           $12.33        $10.00
     Second Quarter                           17.50         11.00
     Third Quarter                            19.67         15.33
     Fourth Quarter                           23.50         15.00


                                                            Cost Plus, Inc.   19

                          CONSOLIDATED BALANCE SHEETS

                                                                       January 30,      January 31,
(Dollars in thousands, except per share amounts)                          1999             1998
                                                                      -------------    -------------
Assets
Current assets:
  Cash and cash equivalents                                              $ 28,600         $ 27,434
  Merchandise inventories                                                  70,680           56,606
  Other current assets                                                      4,553            3,137
                                                                         --------         --------
     Total current assets                                                 103,833           87,177
Property and equipment, net                                                59,034           53,539
Other assets, net                                                          10,274           11,284
                                                                         --------         --------
     Total assets                                                        $173,141         $152,000
                                                                         ========         ========

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                                       $ 17,568         $ 13,707
  Income taxes payable                                                      8,180            6,282
  Accrued compensation                                                      7,421            7,132
  Other current liabilities                                                 9,633            7,426
                                                                         --------         --------

     Total current liabilities                                             42,802           34,547
Capital lease obligations                                                  15,110           15,692
Deferred income taxes                                                         173            1,969
Other long-term obligations                                                 5,653            4,183
Shareholders' equity:
  Preferred stock, $.01 par value: 5,000,000 shares authorized;
     none issued and outstanding                                               --               --
  Common stock, $.01 par value: 45,000,000 shares authorized;
     issued and outstanding 13,291,010 and 13,032,733 shares                  133              130
  Additional paid-in capital                                              104,065          103,510
  Retained earnings (deficit)                                               5,205           (8,031)
                                                                         --------         --------
     Total shareholders' equity                                           109,403           95,609
                                                                         --------         --------
Total liabilities and shareholders' equity                               $173,141         $152,000
                                                                         ========         ========

See notes to consolidated financial statements.


20   Cost Plus, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Fiscal Year Ended
                                                        ----------------------------------------------
                                                        January 30,      January 31,      February 1,
(In thousands, except per share amounts)                   1999             1998             1997
                                                        -----------      -----------      -----------
Net sales                                                $315,135         $260,494         $214,814
Cost of sales and occupancy                               200,023          164,394          135,072
                                                         --------         --------         --------

     Gross profit                                         115,112           96,100           79,742
Selling, general and administrative expenses               89,261           75,238           62,649
Store preopening expenses                                   2,927            2,744            2,053
                                                         --------         --------         --------

Income from operations                                     22,924           18,118           15,040
Net interest expense                                        1,226            1,679            2,451
                                                         --------         --------         --------

Income before income taxes                                 21,698           16,439           12,589
Income taxes                                                8,462            6,432            5,162
                                                         --------         --------         --------

Net income                                               $ 13,236         $ 10,007         $  7,427
                                                         ========         ========         ========

Net income per share
     Basic                                               $   1.01         $   0.80         $   0.64
     Diluted                                             $   0.98         $   0.77         $   0.61
                                                         ========         ========         ========

Weighted average shares outstanding
     Basic                                                 13,149           12,489           11,582
     Diluted                                               13,575           13,049           12,158
                                                         ========         ========         ========

See notes to consolidated financial statements.


                                                            Cost Plus, Inc.   21

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                            Common Stock
                                                       ----------------------       Additional     Retained        Total
                                                                                     Paid-in       Earnings     Shareholders'
(In thousands, except shares)                             Shares       Amount        Capital      (Deficit)        Equity
                                                      ------------- ------------- ------------- -------------  -------------
Balance at
     February 3, 1996                                     8,859,396 $          88 $      61,736 $     (25,465) $      36,359
Initial public offering,
     net of related costs                                 3,204,921            32        28,865                       28,897
Stock issued under
     Employee Stock
     Purchase Plan                                           19,050            --           251                          251
Exercise of stock options                                    66,393             1           178                          179
Tax effect of
     disqualifying stock
     dispositions                                                                            96                           96
Net income                                                                                              7,427          7,427
                                                      ------------- ------------- ------------- -------------  -------------
Balance at
     February 1, 1997                                    12,149,760           121        91,126       (18,038)        73,209
Secondary public offering,
     net of related costs                                   600,000             6        10,361                       10,367
Stock issued under
     Employee Stock
     Purchase Plan                                           14,474            --           191                          191
Exercise of stock options                                   268,499             3         1,279                        1,282
Tax effect of
     disqualifying stock
     dispositions                                                                           553                          553
Net income                                                                                             10,007         10,007
                                                      ------------- ------------- ------------- -------------  -------------
Balance at
     January 31, 1998                                    13,032,733           130       103,510        (8,031)        95,609
Repurchase of stock                                        (225,002)           (2)       (3,748)                      (3,750)
Stock issued under
     Employee Stock
     Purchase Plan                                           11,259            --           195                          195
Exercise of stock options                                   472,020             5         3,151                        3,156
Tax effect of
     disqualifying stock
     dispositions                                                                           957                          957
Net income                                                                                             13,236         13,236
                                                      ------------- ------------- ------------- -------------  -------------
Balance at
     January 30, 1999                                    13,291,010 $         133 $     104,065 $       5,205  $     109,403
                                                      ============= ============= ============= =============  =============

See notes to consolidated financial statements.

22   Cost Plus, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Fiscal Year Ended
                                                              --------------------------------------------
                                                              January 30,       January 31,    February 1,
(In thousands)                                                   1999              1998           1997
                                                              -----------       -----------    -----------
Cash Flows From Operating Activities:
Net income                                                    $    13,236       $    10,007    $     7,427
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                  9,116             7,939          6,810
     Loss on disposal of property and equipment                       120                62             81
     Deferred income taxes                                         (1,927)           (1,513)          (962)
     Change in assets and liabilities:
       Merchandise inventories                                    (14,074)          (14,001)        (7,392)
       Other assets                                                  (990)           (1,489)        (1,514)
       Accounts payable                                             4,400            (1,019)         5,024
       Other liabilities                                            6,734             2,522          4,717
                                                              -----------       -----------    -----------

          Net cash provided by operating activities                16,615             2,508         14,191
                                                              -----------       -----------    -----------

Cash Flows From Investing Activities:
Purchases of property and equipment                               (14,555)          (11,490)        (8,001)
Proceeds from the sale of property                                     --            10,618             --
                                                              -----------       -----------    -----------
     Net cash used in investing activities                        (14,555)             (872)        (8,001)
                                                              -----------       -----------    -----------

Cash Flows From Financing Activities:
Net payments under revolving line of credit                            --                --         (3,165)
Principal payments on capital lease obligations                      (494)             (440)          (336)
Proceeds from the issuance of stock                                 3,350            11,840         29,423
Cash used for common stock repurchase                              (3,750)               --             --
Payments on other long-term debt                                       --                --        (19,895)
                                                              -----------       -----------    -----------
     Net cash (used in) provided by financing activities             (894)           11,400          6,027
                                                              -----------       -----------    -----------

Net increase in cash and cash equivalents                           1,166            13,036         12,217
Cash and cash equivalents:
     Beginning of period                                           27,434            14,398          2,181
                                                              -----------       -----------    -----------

     End of period                                            $    28,600       $    27,434    $    14,398
                                                              ===========       ===========    ===========
Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for interest                   $     1,230       $     1,667    $     2,850
                                                              ===========       ===========    ===========

     Cash paid during the year for taxes                      $     7,533       $     7,204    $     3,358
                                                              ===========       ===========    ===========

See notes to consolidated financial statements.


                                                            Cost Plus, Inc.   23

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At January 30, 1999, the Company operated 85 stores under the name "Cost Plus World Market" in 16 states, primarily in the western United States. The Company's product offerings are designed to provide solutions to customers' casual living and home entertaining needs. The offerings include home decorating items such as furniture and rugs as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea.

Principles of Consolidation

The consolidated financial statements include the accounts of Cost Plus, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose the fair value of their financial instruments. The carrying value of current assets and current liabilities approximates their fair market value.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Merchandise Inventories

Inventories are stated at the lower of cost or market as determined under the retail inventory method. Cost includes certain buying and distribution costs related to the procurement, processing and transportation of merchandise.

Property and Equipment

Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, which is generally five years. Buildings and leasehold improvements are amortized on a straight-line basis over the lesser of the related lease terms or their useful lives.

Capital Leases

Noncancelable leases which meet the criteria of capital leases are capitalized as assets and amortized on a straight-line basis over their related lease terms.

Other Assets

Goodwill is amortized on a straight-line basis over 40 years. Lease rights and interests are amortized on a straight-line basis over their related lease terms.

Long Lived Assets

The Company's policy is to review the recoverability of all long-lived assets annually and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of January 30, 1999 and January 31, 1998, no material adjustments to the carrying value of such assets were necessary.


24   Cost Plus, Inc.

Deferred Rent

Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company receives certain lease incentives, primarily construction allowances. These allowances are also deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

Advertising Expense

Advertising costs are expensed as incurred. For the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, advertising costs were $17,371,000, $14,202,000 and $11,519,000, respectively.

Store Preopening Expenses

Store preopening expenses include grand opening advertising, labor and hiring expenses and are expensed as incurred.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash with high quality financial institutions. At times, such balances may be in excess of FDIC insurance limits.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are taken into consideration except for changes in the tax laws or rates.

Stock Split

On February 16, 1999, the Company's Board of Directors authorized a three-for-two split of its common stock effective March 11, 1999 for shareholders of record at the close of business on March 1, 1999. All share and per share data in the accompanying consolidated financial statements and notes has been restated to reflect the stock split.

Net Income per Share

The following is a reconciliation of the weighted average number of shares (in thousands) used in the Company's Basic and Diluted per share computations.

                                                 Fiscal Year Ended
                                      ------------------------------------------
                                      January 30,     January 31,    February 1,
                                         1999            1998           1997
                                      -----------     -----------    -----------
Basic shares                             13,149         12,489        11,582
Effect of dilutive stock options            426            560           576
                                      -----------     -----------    -----------
Diluted shares                           13,575         13,049        12,158
                                      -----------     -----------    -----------

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Impact of New Accounting Standards

Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's comprehensive income and net income are the same.


                                                            Cost Plus, Inc.   25

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company's operations include only activities related to the sale of casual home living and entertaining products to the general public through similar stores throughout the United States and comprise only one segment. Therefore, adoption of this standard did not impact the Company's consolidated financial statement presentation.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in either assets or liabilities. This statement is effective for fiscal years beginning after June 15, 1999 and is not to be applied retroactively to financial statements for prior periods. Since the Company does not engage in derivative or hedging activities, application of the standard would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 2. PROPERTY AND EQUIPMENT

                                                   January 30,   January 31,
(In thousands)                                        1999          1998
                                                   -----------   -----------
Property and equipment consist of the following:
  Land and land improvements                        $    530     $    530
  Building and leasehold improvements                 36,155       31,246
  Furniture, fixtures and equipment                   34,809       30,032
  Facilities under capital leases                     28,694       28,694
                                                   -----------   -----------
     Total                                           100,188       90,502
  Less accumulated depreciation                      (41,154)     (36,963)
                                                   -----------   -----------
  Property and equipment, net                       $ 59,034     $ 53,539
                                                   ===========   ===========

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

NOTE 3. OTHER ASSETS

                                            January 30,   January 31,
(In thousands)                                 1999          1998
                                            -----------   -----------
Other assets consist of the following:
     Goodwill                                 $ 3,972       $ 3,972
     Lease rights and interests                 3,146         3,146
     Other                                      7,326         7,916
                                            -----------   -----------
        Total                                  14,444        15,034
     Less accumulated amortization             (4,170)       (3,750)
                                            -----------   -----------
     Other assets, net                        $10,274       $11,284
                                            ===========   ===========

NOTE 4. LEASES

The Company leases certain property consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain provisions for two to three renewal options of five to ten years each, with renewal periods from 1999 to 2040 at the then current market rates. The retail store, warehouse and corporate office leases generally provide that the Company assume the maintenance and all or a portion of the property tax obligations on the leased property.


26   Cost Plus, Inc.

The minimum rental payments required under capital leases (with interest rates generally at 12.75%) and noncancelable operating leases with an initial lease term in excess of one year at January 30, 1999, are as follows:

(In thousands)                                Capital Leases       Operating Leases           Total
                                              --------------       ----------------         ----------
Fiscal year:
     1999                                     $        2,486       $     22,166             $ 24,652
     2000                                              2,521             22,151               24,672
     2001                                              2,144             21,273               23,417
     2002                                              2,151             20,414               22,565
     2003                                              2,151             19,638               21,789
Thereafter through the year 2040                      30,922            117,340              148,262
                                              --------------       ----------------         ----------
Minimum lease commitments                             42,375       $    222,982             $265,357
                                                                   ================         ==========
Less amount representing interest                    (26,683)
                                              --------------
Present value of capital lease obligations            15,692
Less current portion                                    (582)
                                              --------------
Long-term portion                             $       15,110
                                              ==============

Accumulated depreciation related to capital leases amounted to $11,942,000 and $10,719,000 at January 30, 1999 and January 31, 1998, respectively. Depreciation expense related to capital leases is classified as occupancy. For the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, such depreciation expense was $1,223,000, $1,139,000 and $1,098,000, respectively. Interest expense related to capital leases was $1,962,000, $1,888,000 and $1,870,000 for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, respectively.

Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases, as well as sublease rental income, are as follows:

                                                                   Fiscal Year Ended
                                                  ---------------------------------------------------
                                                   January 30,         January 31,        February 1,
(In thousands)                                       1999                1998                1997
                                                  ------------        ------------        -----------
Operating leases:
     Minimum rental expense                       $     17,100        $     13,485        $     9,924
     Contingent rental expense                             821                 757                554
     Less sublease rental income                          (539)             (1,692)            (1,884)
                                                  ------------        ------------        -----------
        Total                                     $     17,382        $     12,550        $     8,594
                                                  ============        ============        ===========
Capital leases -- contingent rental expense       $      1,022        $        950        $       813
                                                  ============        ============        ===========

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $7,024,000 as of January 30, 1999.

NOTE 5. REVOLVING LINE OF CREDIT

On October 12, 1998, the Company entered into a revolving line of credit agreement with a bank, which expires on June 1, 2000. This agreement replaced the Company's previous revolving line of credit agreement. The new agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $40.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate minus 0.5% (7.25% at January 30, 1999) or IBOR plus 1.125%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants customary with such agreements. At January 30, 1999, the Company had no outstanding borrowings under the line of credit and $1.3 million outstanding under letters of credit. Interest expense under borrowing arrangements was $109,000, $211,000 and $779,000 for the fiscal years ended January 31, 1999, January 30, 1998 and February 1, 1997, respectively.


                                                            Cost Plus, Inc.   27

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)


NOTE 6. INCOME TAXES

The provision for income taxes consists of the following:

                                                                            Fiscal Year Ended
                                                            --------------------------------------------------
                                                            January 30,        January 31,         February 1,
(In thousands)                                                 1999               1998                 1997
                                                            -----------        -----------         -----------
Payable:
     Federal                                                 $ 8,621            $ 6,683             $ 5,240
     State                                                     1,768              1,304               1,045
                                                            -----------        -----------         -----------
     Total payable                                            10,389              7,987               6,285
                                                            -----------        -----------         -----------
Deferred:
     Federal                                                  (1,556)            (1,346)               (989)
     State                                                      (371)              (209)               (134)
                                                            -----------        -----------         -----------
     Total deferred                                           (1,927)            (1,555)             (1,123)
                                                            -----------        -----------         -----------
Provision for income taxes                                   $ 8,462            $ 6,432             $ 5,162
                                                            ===========        ===========         ===========

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                                            Fiscal Year Ended
                                                            --------------------------------------------------
                                                            January 30,        January 31,         February 1,
(In thousands)                                                 1999               1998                 1997
                                                            -----------        -----------         -----------
U.S. federal statutory tax rate                                 35.0%             35.0%                35.0%
State income taxes (net of U.S. federal income tax benefit)      4.3               4.3                  4.7
Non-deductible expenses                                          0.4               0.5                  0.6
Other                                                           (0.7)             (0.7)                 0.7
                                                            -----------        -----------         -----------
Effective income tax rate                                       39.0%             39.1%                41.0%
                                                            ===========        ===========         ===========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                       January 30,         January 31,
(In thousands)                                            1999                1998
                                                       -----------         -----------
Current deferred tax asset:
     Deductible reserves                                  $   341            $   210

Long-term deferred tax asset (liability):
     Deferred rent                                          1,858              1,208
     Capital leases                                        (1,456)            (1,610)
     Lease rights                                            (681)              (731)
     Depreciation                                             (31)              (280)
     Deferred compensation                                    181                 --
     Other                                                    (44)              (556)
                                                       -----------         -----------
     Total                                                   (173)            (1,969)
                                                       -----------         -----------
     Net deferred tax assets (liabilities)                $   168            $(1,759)
                                                       ===========         ===========


28   Cost Plus, Inc.

NOTE 7. EQUITY AND STOCK COMPENSATION PLANS

Stock Split

All share and per share data in the accompanying consolidated financial statements and notes has been restated to reflect a three-for-two split of the Company's common stock effective March 11, 1999.

Shareholder Rights Plan

Each outstanding share of common stock has a Preferred Share Purchase Right (expiring on June 30, 2008) which is exercisable only upon the occurrence of certain change in control events.

Options

The Company currently has options outstanding under three employee stock option plans: the 1988 Stock Option Plan ("1988 Plan"), the 1994 Stock Option Plan ("1994 Plan") and the 1995 Stock Option Plan ("1995 Plan"). The 1988 and 1994 Plans permitted the granting of options to employees to purchase up to 1,622,717 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1994 Plan in March 1995, the 1988 Plan was terminated except for options then outstanding. Upon approval of the 1995 Plan in November 1995, the 1994 Plan was terminated except for options then outstanding.

The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 2,137,004 shares of common stock, less the aggregate number of shares outstanding under the 1994 Plan grants or any shares issued upon exercise of options granted under the 1994 Plan (547,413 at January 30, 1999). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. An additional 375,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in March 1998 and by shareholders in June 1998.

On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan ("Director Option Plan") which permits the granting of options to non-employee directors to purchase up to 102,450 shares of common stock at fair market value as of the date of grant. Each non-employee director elected after March 13, 1996 will automatically be granted, upon election, a nonstatutory option to purchase 10,613 shares of common stock. In addition, each non-employee director will automatically receive an annual grant of a non-statutory option to purchase 3,000 shares. Options are exercisable over ten years and vest over a four-year period.

A summary of activity under the above option Plans is set forth below:

                                                                                                          Weighted
                                                                                                           Average
                                                                                                          Exercise
                                                                                               Shares        Price
                                                                                             ----------   ---------
Outstanding at February 3, 1996 (143,024 exercisable at a weighted average price of $2.00)    1,081,436      $ 5.51
     Granted                                                                                    283,088       11.85
     Exercised                                                                                  (66,393)       2.67
     Canceled                                                                                   (17,411)       5.65
                                                                                             ----------   ---------

Outstanding at February 1, 1997 (496,625 exercisable at a weighted average price of $3.83)    1,280,720        7.05
     Granted                                                                                    712,800       14.31
     Exercised                                                                                 (268,499)       4.77
     Canceled and expired                                                                      (151,625)       9.41
                                                                                             ----------   ---------

Outstanding at January 31, 1998 (489,018 exercisable at a weighted average price of $6.51)    1,573,396       10.48
     Granted                                                                                    313,500       20.19
     Exercised                                                                                 (472,020)       6.51
     Canceled and expired                                                                      (179,127)      13.41
                                                                                             ----------   ---------

Outstanding at January 30, 1999                                                               1,235,749       14.04
                                                                                             ==========   =========


                                                            Cost Plus, Inc.   29

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)


Additional information regarding options outstanding as of January 30, 1999 is as follows:

                                                                                                        Options Exercisable
                                                                                                 -------------------------------
                                   Remaining      Weighted Average     Weighted Average                         Weighted Average
                                     Number         Contractual           Exercise                  Number           Exercise
     Range of Exercise Prices     Outstanding       Life (Yrs.)            Price                  Exercisable         Price
    -------------------------     -----------     ----------------     ----------------          -------------  ----------------
       $ 0.04  -  $  0.04               119                   3.1             $   0.04                    119            $ 0.04
         3.85  -     3.96            35,809                   6.2                 3.87                 35,809              3.87
         7.54  -    10.50           386,649                   7.3                 8.86                139,822              9.44
        12.00  -    16.67           557,872                   8.3                15.17                132,711             13.03
        19.67  -    22.25           255,300                   9.4                20.84                     --                --
    -------------------------     -----------     ----------------     ----------------          -------------  ----------------
                                  1,235,749                   8.2                14.04                308,461             10.33
                                  ===========     ================     ================          =============  ================

At January 30, 1999, 526,302 and 61,088 shares were available for future grants under the 1995 Stock Option Plan and the 1996 Director Stock Option Plan, respectively.

Employee Stock Purchase Plan

On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan ("Purchase Plan"). A total of 450,000 shares have been authorized for issuance under the Purchase Plan. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period.

Additional Stock Plan Information

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Consequently, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                             Fiscal Year Ended
                                                  ---------------------------------------
                                                  January 30,    January 31,   February 1,
                                                     1999           1998          1997
                                                  -----------    -----------   -----------
Stock volatility                                      52.6%         60.0%         55.3%
Risk free interest rates                               5.4%          6.3%          5.9%
Expected life (in years)                               1.8           1.8           1.8
Weighted average fair value per share                $9.85         $9.17         $5.24
Expected dividends                                      --            --            --


30   Cost Plus, Inc.

The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1998, fiscal 1997 and fiscal 1996 awards had been amortized to expense over the vesting period of the awards, consistent with the methods of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                 Fiscal Year Ended
                                                  ---------------------------------------------
                                                  January 30,      January 31,      February 1,
(In thousands, except per share data)                1999             1998             1997
                                                  -----------      -----------      -----------
Net income
     As reported                                   $13,236          $10,007            $7,427
     Pro forma                                      11,983            8,920             6,747
Basic net income per share
     As reported                                   $  1.01          $  0.80            $ 0.64
     Pro forma                                        0.91             0.71              0.58
Diluted net income per share
     As reported                                   $  0.98          $  0.77            $ 0.61
     Pro forma                                        0.88             0.69              0.55

The impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1998, fiscal 1997 and fiscal 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will include all applicable stock options.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 15% of their salaries to a maximum of $10,000 per year and qualify for favorable tax treatment under
Section 401(k) of the Internal Revenue Code. In fiscal 1997, the Company began matching 25% of the employee's contribution, up to a maximum of 3% of their base salary. The Company contributed approximately $90,000 in fiscal 1998 and $79,000 in fiscal 1997.

Additionally, beginning in fiscal 1997, a non-qualified deferred compensation plan was made available to certain employees whose benefits are limited under
Section 401(k) of the Internal Revenue Code. Compensation deferrals approximated $327,000 for fiscal 1998 and $129,000 for fiscal 1997.

NOTE 9. RELATED PARTY TRANSACTIONS

In February 1998, the Company repurchased 225,002 shares of common stock for $3,750,000 from its former Chief Executive Officer.


                                                            Cost Plus, Inc.   31

                         INDEPENDENT AUDITORS' REPORT


BOARD OF DIRECTORS
COST PLUS, INC.
OAKLAND, CALIFORNIA

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998 and the results of their operations and their cash flows for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 15, 1999


32   Cost Plus, Inc.

                    DIRECTORS, OFFICERS AND CORPORATE DATA



BOARD OF DIRECTORS

Murray H. Dashe
Chairman,
Chief Executive Officer and President
Cost Plus, Inc.

Ralph D. Dillon
Chairman Emeritus
Cost Plus, Inc.

Joseph H. Coulombe/1/
Independent Management
Consultant

Danny W. Gurr/1/
President
Dorling Kindersley Publishing Inc.

Nancy Pedot/2/
Independent Management
Consultant

Olivier L. Trouveroy/1/,/2/
Managing Partner
ING Equity Partners, L.P.I

Thomas D. Willardson/2/
Senior Vice President of
Finance and Treasurer
Leap Wireless International


CORPORATE OFFICERS

Murray H. Dashe
Chairman of the Board,
Chief Executive Officer
and President

John F. Hoffner
Executive Vice President of
Administration, Chief Financial
Officer and Secretary

Kathi P. Lentzsch
Executive Vice President,
Merchandising and Marketing

Joan S. Fujii
Senior Vice President,
Human Resources

Gary D. Weatherford
Senior Vice President,
Store Operations

Michael J. Allen
Vice President,
Store Development

Charmaine D. Casella
Vice President, Controller and
Chief Accounting Officer

Patricia A. Juckett
Vice President, Marketing and Advertising

Ron P. Perkuchin
Vice President,
Distribution and Logistics

Judy A. Soares
Vice President,
Information Systems

Malcolm R. Carden
Treasurer


CORPORATE DATA

Corporate Headquarters
Cost Plus, Inc.
200 4th Street
Oakland, CA 94607

Transfer Agent and Registrar
The First National Bank of Boston
c/o Boston EquiServe, LP
Canton, MA
(617) 575-3120

Independent Auditors
Deloitte & Touche LLP
San Francisco, CA

General Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA


/1/  Member of the Audit Committee of the Board of Directors.
/2/  Member of the Compensation Committee of the Board of Directors.


                                                            Cost Plus, Inc.   33

                   COST PLUS WORLD MARKET ACROSS THE COUNTRY


                              [MAP APPEARS HERE]

                           Ninety Stores Nationwide*

Arizona
Mesa
Phoenix (2)
Scottsdale
Tucson

California
Brea
Citrus Heights
City of Industry
Colma
Concord
Fremont
Fresno
Glendale
La Jolla
La Mesa
Lakewood
Marin
Mission Viejo
Modesto
Mountain View
Oakland
Oceanside
Palm Desert
Pasadena
Pleasanton
Roseville
Sacramento
San Diego
San Dimas
San Francisco
San Jose (2)
San Mateo
Santa Ana
Santa Cruz
Santa Rosa
Thousand Oaks
Torrance
Valencia
Walnut Creek
West Los Angeles
Woodland Hills

Colorado
Aurora
Denver (2)

Idaho
Boise


Illinois
Aurora
Chicago (2)
Oak Brook
Schaumburg
Skokie

Indiana
Carmel

Michigan
Ann Arbor
Auburn Hills
Kentwood
Portage
Rochester Hills
Shelby Township
Troy
Westland

Missouri
Brentwood
Sunset Hills

Nebraska
Omaha

Nevada
Las Vegas (2)
Reno

New Mexico
Albuquerque

Ohio
Cincinnati (2)
Columbus
Springdale

Oregon
Portland
Tigard

Texas
Austin (2)
Dallas
Grapevine
Houston (3)
Plano
San Antonio
Sugar Land
The Woodlands

Washington
Bellevue
Lynnwood
Seattle
Tukwila

Wisconsin
Madison


*As of March 31, 1999


34   Cost Plus, Inc.