Form 10-K405, Exhibit 13
period 2000-01-29
COST PLUS INC/CA/
filed 2000-04-27
CIK 798955

                                                                      EXHIBIT 13

TABLE OF CONTENTS
=================



8    LETTER FROM THE CHAIRMAN


10   ABOUT COST PLUS WORLD MARKET


12   FINANCIAL HIGHLIGHTS


13   FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


14   MANAGEMENT'S DISCUSSION AND ANALYSIS


19   CONSOLIDATED BALANCE SHEETS


20   CONSOLIDATED STATEMENTS OF OPERATIONS


21   CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


22   CONSOLIDATED STATEMENTS OF CASH FLOWS


23   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


32   INDEPENDENT AUDITORS' REPORT


33   DIRECTORS, OFFICERS AND CORPORATE DATA


34   SUMMARY OF STORE LOCATIONS



                                                               COST PLUS, INC. 7

LETTER FROM THE CHAIRMAN
========================

                                    [PHOTO]


                                Murray H. Dashe
                         Chairman of the Board, Chief
                        Executive Officer and President



DEAR SHAREHOLDERS
=================

It was a good year for retailing and a great year for Cost Plus World Market. Operating in a strong economic environment, we sharpened our focus, refining the unique shopping experience which has tantalized our customers for more than four decades. In the process, we achieved record financial results, excellent sales growth and continued to expand our national network of stores.

   Our sales grew by nearly 28% in fiscal 1999 to $402.3 million, fueled by a 21% increase in our store base and an 8.6% increase in same-store sales - the highest growth rate we've achieved in this key measure of retail performance in the past nine years. As our store count increased, so did our operating leverage. We reduced SG&A expenses as a percentage of total sales from 28.3% to 27.4%, the eighth consecutive year of improvement. Together, these accomplishments produced another year of record earnings for Cost Plus World Market. Net income rose 48.7% to $19.7 million. Earnings per share increased 43.1% to $0.93.

   This performance says a lot about the freshness and versatility of our basic retail concept, even after more than 41 years in business. We still come to work each day determined to bring the world to our customers in new and exciting ways. That's why we regularly travel to more than 50 countries,


8 COST PLUS, INC.

assembling an ever-changing array of unique, often handcrafted, and always high-value merchandise to furnish and accessorize their homes and to meet their entertaining needs. And that's why we strive to offer this merchandise in a marketplace atmosphere that is as intriguing and entertaining as the products it features.

   But there's clearly more to successful retailing than a strong concept. The hallmark of a truly great retail enterprise matches merchandising creativity with consistent execution.

   For us at Cost Plus World Market, that means striving each day to manage our organization with the same fresh thinking, attention to detail and value orientation that our customers have come to expect in a visit to one of our stores. We place a high priority on cost-effective marketing, merchandising and distribution strategies. We make regular investments in infrastructure, technology and management talent to help ensure that our existing stores operate efficiently. And we firmly believe in disciplined and fiscally prudent growth, resulting in a national expansion program financed largely from internal cash flow.

   Last year, we opened 18 new stores and introduced Cost Plus World Market into five new metropolitan markets: Spokane, Washington; Reno, Nevada; Columbus and Cleveland, Ohio; and Lansing, Michigan. Whether single or multiple store openings were involved, in existing markets and new, we achieved or exceeded our internal pro forma sales expectations. That's encouraging evidence that our retailing concept retains its broad appeal as we expand across the country, and that our management team continues to build the expertise and resources needed to manage our organization effectively as we grow.

   Make no mistake. There's no resting around here on our rattan papasan chairs, no matter how comfortable they may be. There is simply no room for "business as usual" thinking in our highly competitive and constantly changing industry.

   The enduring appeal of our time-tested, value-oriented strategy is continually updated with the introduction of new products, categories, and methods of marketing. The 24 new stores we plan to build during the year 2000 and the 30 new stores planned for 2001, will incorporate our latest merchandise discoveries, tested in 1999, as well as some still in development.

   Any retail enterprise which can successfully increase its overall profitability while negotiating the challenges that accompany high growth, is better prepared than most to capitalize on the opportunities of the future.

   As we conclude a remarkable decade of ever-increasing sales and profitability, it is only appropriate to thank those who have supported us on this journey-our customers, our employees, and our shareholders.



/s/ Murray Dashe

Murray H. Dashe

Chairman, Chief Executive Officer and President



                                                               COST PLUS, INC. 9

ABOUT COST PLUS WORLD MARKET
============================


Consistency is one hallmark of a great retailing concept. For nine consecutive years, Cost Plus World Market has produced annual same-store sales growth at or above 5%.

Here are three more such hallmarks. Unique, ever-changing products. Fun, adventure-filled shopping. Prudent national expansion.


FIFTY COUNTRIES, ONE STORE

Unique character, international flavor, endless variety, value pricing-these are the qualities that have attracted customers to Cost Plus World Market for more than four decades and are difficult for our competitors to replicate.

   Our stores overflow with the bright colors, rich textures and enticing aromas of products sourced from more than 50 countries. We stock the aisles with a constantly evolving line of furnishings, kitchen accessories, gifts, food and beverage that are the perfect complement to today's casual,



                              FIVE YEAR COMPOUND
                              ANNUAL GROWTH RATES
                                   (1995-1999)

                                    [GRAPH]

                      STORES                         19%
                      SALES                          22%
                      OPERATING INCOME               33%
                      NET INCOME                     61%






10 COST PLUS, INC.

home-oriented lifestyles. Many of our supplier relationships span decades. Many of our product lines are crafted exclusively for Cost Plus World Market. All are spiced with a hint of the exotic, a sense of hand-craftsmanship and a hearty dose of value. Our customers are regularly delighted with the endless variety of products they find on a visit to one of our stores. However, one item that never changes is our competitive pricing.


TREASURE-HUNT SHOPPING


There's always something new at a Cost Plus World Market. Discovering recent additions to our colorful array of merchandise from around the world is all part of the fun.

   The atmosphere in our stores encourages such treasure hunting. They're designed with exposed beam ceilings, concrete floors and a decided air of informality. Baskets, barrels and crates overflow with merchandise. Strong focal points on walls, ceilings and shelf-top displays provide helpful visual cues to guide shoppers from one key product line to another. Our latest is a home office collection, offering everything from desks to waste baskets. With so many tantalizing sights and sounds to captivate the senses, it's hard to resist the impulse to browse. That means plenty of impulse buying and regular, repeat trips to our stores, and that is why Cost Plus World Market shoppers spend an average of 50 minutes per visit.


A GROWING NATIONAL PRESENCE


Five new metropolitan regions were introduced to Cost Plus World Market in 1999, as our national development program continued its march across the United States. In total, our store base grew 21% last year, the fifth consecutive year of double-digit expansion.

Profitable growth, achieved market by market and store by store, is a guiding principle of our nationwide expansion program. To achieve this goal, we often cluster store openings in new cities to achieve immediate economies of scale, and regularly add stores to existing markets to maximize penetration. Rigorous internal performance standards require that new stores achieve operating margins comparable to existing stores within three years. Again, in 1999, that objective was achieved.

================================================================================

Our store base grew 21% last year, the fifth consecutive year of double-digit expansion.

================================================================================


                                                              COST PLUS, INC. 11

FINANCIAL HIGHLIGHTS
====================

                                                                                        Pro Forma
                                                                                       Twelve Month
                                                         Fiscal Year                   Period Ended
(In thousands, except per share          --------------------------------------------  February 3,
and selected operating data)               1999        1998        1997        1996       1996/1/
----------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                $402,292    $315,135    $260,494    $214,814    $182,845
Income from operations                     33,130      22,924      18,118      15,040      11,599
Net income                                 19,685      13,236      10,007       7,427       3,816
Net income per share - diluted/2/        $   0.93    $   0.65    $   0.51    $   0.41    $   0.28
----------------------------------------------------------------------------------------------------

Selected Operating Data:
Number of stores open
  (at period end)                             103          85          70          58          49
Average sales per selling square foot/3/ $    269    $    258    $    259    $    252    $    238
Comparable store sales increase/4/            8.6%        5.5%        7.0%        6.1%        6.1%
----------------------------------------------------------------------------------------------------

Balance Sheet Data (at period end):
Working capital                          $ 80,663    $ 61,031    $ 52,630    $ 24,807    $ 11,102
Total assets                              214,699     173,141     152,000     128,198     105,986
Note payable and capital lease
  obligations, less current portion        14,416      15,110      15,692      14,215      34,528
Total shareholders' equity                138,335     109,403      95,609      73,209      36,359
Current ratio                                2.47        2.43        2.52        1.72        1.39
Debt to equity ratio                         10.9%       14.3%       16.9%       20.0%      104.6%
====================================================================================================

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

/2/ Per share data are restated for a three-for-two common stock split effective
    March 11, 1999 and a three-for-two common stock split effective
    October 11, 1999.

/3/ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.

/4/ A store is considered as comparable at the beginning of its fourteenth full month of operation.


                                   NET SALES

                             (dollars in millions)

                            Fiscal Years 1995-1999/1/

                                    [GRAPH]

                                 1995    182.8
                                 1996    214.8
                                 1997    260.5
                                 1998    315.1
                                 1999    402.3


                               OPERATING INCOME

                              (dollars in millions)

                             Fiscal Years 1995-1999/1/

                                    [GRAPH]

                                 1995    11.6
                                 1996    15.0
                                 1997    18.1
                                 1998    22.9
                                 1999    33.1


                                  NET INCOME

                             (dollars in millions)

                            Fiscal Years 1995-1999/1/

                                    [GRAPH]

                                 1995     3.8
                                 1996     7.4
                                 1997    10.0
                                 1998    13.2
                                 1999    19.7




12 COST PLUS, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
============================================

                                                                                    Pro Forma
                                                                                   Twelve Month   Eleven Month
                                                    Fiscal Year                    Period Ended   Period Ended
(In thousands, except per share      ---------------------------------------------  February 3,   February 3,
and selected operating data)            1999        1998        1997        1996      1996/1/       1996/1/
--------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                             $402,292    $315,135    $260,494    $214,814    $182,845      $171,548
Cost of sales and occupancy            255,383     200,023     164,394     135,072     115,516       107,800
--------------------------------------------------------------------------------------------------------------
  Gross profit                         146,909     115,112      96,100      79,742      67,329        63,748
Selling, general and
  administrative expenses              110,108      89,261      75,238      62,649      54,110        50,194
Store preopening expenses                3,671       2,927       2,744       2,053       1,620         1,620
--------------------------------------------------------------------------------------------------------------
Income from operations                  33,130      22,924      18,118      15,040      11,599        11,934
Net interest expense                       859       1,226       1,679       2,451       5,131         4,843
--------------------------------------------------------------------------------------------------------------
Income before income taxes              32,271      21,698      16,439      12,589       6,468         7,091
Income taxes                            12,586       8,462       6,432       5,162       2,652         2,909
--------------------------------------------------------------------------------------------------------------

Net income                            $ 19,685    $ 13,236    $ 10,007    $  7,427    $  3,816      $  4,182
==============================================================================================================
Net income per share - diluted/2/     $   0.93    $   0.65    $   0.51    $   0.41    $   0.28      $   0.30
Weighted average shares
  outstanding - diluted/2/              21,189      20,363      19,574      18,237      13,845        13,845
==============================================================================================================
Selected Operating Data:
Percent of sales:
  Gross profit                            36.5%       36.5%       36.9%       37.1%       36.8%         37.2%
  Selling, general and
    administrative expenses               27.4%       28.3%       28.9%       29.2%       29.6%         29.3%
  Income from operations                   8.2%        7.3%        7.0%        7.0%        6.3%          6.9%
Number of stores:
  Opened during period                      18          15          12           9           6             6
  Closed during period                      --          --          --          --          --            --
  Open at end of period                    103          85          70          58          49            49
Average sales per
  selling square foot/3/              $    269    $    258    $    259    $    252    $    238      $    228
Comparable store sales increase/4/         8.6%        5.5%        7.0%        6.1%        6.1%          6.6%
==============================================================================================================
Balance Sheet Data (at period end):
Working capital                       $ 80,663    $ 61,031    $ 52,630    $ 24,807    $ 11,102      $ 11,102
Total assets                           214,699     173,141     152,000     128,198     105,986       105,986
Note payable and capital
  lease obligations,
  less current portion                  14,416      15,110      15,692      14,215      34,528        34,528
Total shareholders' equity             138,335     109,403      95,609      73,209      36,359        36,359
Current ratio                             2.47        2.43        2.52        1.72        1.39          1.39
Debt to equity ratio                      10.9%       14.3%       16.9%       20.0%      104.6%        104.6%
==============================================================================================================

/1/ Effective in fiscal 1995, the Company changed its fiscal year end from the Saturday closest to the end of February to the Saturday closest to the end of January. The Company's 1995 fiscal year was approximately 11 months (49 weeks) and ended on February 3, 1996. For comparison purposes, the 1995 results have been restated on a twelve month (54 week) pro forma basis. All other fiscal years presented consisted of 52 weeks.
/2/ Per share data are restated for a three-for-two common stock split effective
    March 11, 1999 and a three-for-two common stock split effective
    October 11, 1999.
/3/ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
/4/ A store is considered as comparable at the beginning of its fourteenth full month of operation.


                                                              COST PLUS, INC. 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
==========================================================================

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


RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998

Net Sales
Net sales increased $87.2 million, or 27.7%, to $402.3 million in fiscal 1999 from $315.1 million in fiscal 1998. The increase in net sales was attributable to new stores and an increase in comparable store sales. Comparable store sales rose 8.6% for fiscal 1999, as a result of a larger average transaction size and an increase in customer count. As of January 29, 2000, the Company operated 103 stores compared to 85 stores as of January 30, 1999.

Gross Profit
As a percentage of net sales, gross profit was 36.5% in both fiscal 1999 and fiscal 1998.Improvements in merchandise margin offset higher occupancy costs in new stores. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity. The improvements in merchandise margin percentage resulted primarily from lower markdowns and an increase in initial markon.

Selling, General and Administrative ("SG&A") Expenses
As a percentage of net sales, SG&A expenses decreased to 27.4% in the current fiscal year from 28.3% last fiscal year. The decrease in the SG&A expense rate resulted primarily from leveraging store payroll, advertising expense, corporate overhead and store expenses against higher net sales and an expanded base of stores.

Store Preopening Expenses
Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $3.7 million in fiscal 1999 and $2.9 million in fiscal 1998. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 18 stores in fiscal 1999 compared to 15 stores in fiscal 1998.

Net Interest Expense
Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $859,000 in fiscal 1999 and $1.2 million in fiscal 1998. The decrease in net interest expense was due to higher cash balances primarily resulting from higher operating cash flows and higher proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans.

Income Taxes
The Company's effective tax rate was 39% in both fiscal 1999 and fiscal 1998.


14  COST PLUS, INC.

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

Gross Profit
As a percentage of net sales, gross profit was 36.5% in fiscal 1998 compared with 36.9% in fiscal 1997. The decrease in gross profit rate resulted from higher occupancy costs in new stores, partially offset by an improvement in initial markon and lower inventory shrinkage. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity.

Selling, General and Administrative ("SG&A") Expenses
As a percentage of net sales, SG&A expenses decreased to 28.3% in fiscal 1998 from 28.9% in fiscal 1997. The decrease in the SG&A expense rate resulted primarily from leveraging store payroll and corporate overhead expenses against higher sales.

Store Preopening Expenses
Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $2.9 million in fiscal 1998 and $2.7 million in fiscal 1997. Expenses vary depending on the location of a store and whether it is located in a new or existing market.The Company opened 15 stores in fiscal 1998 compared to 12 stores in the prior fiscal year.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
==========================================================================

QUARTERLY RESULTS AND SEASONALITY

The following table sets forth the Company's unaudited quarterly operating results for its eight most recent quarterly periods.

                                                    Three Months Ended
                                         ------------------------------------------
(In thousands, except per share data      May 1,    July 31,   Oct. 30,    Jan. 29,
and number of stores)                      1999       1999       1999        2000
-----------------------------------------------------------------------------------
Net sales                                $ 75,389   $ 76,556   $ 82,834   $167,513
Gross profit                               25,864     26,540     29,008     65,497
Net income                                    707      1,108        478     17,392
Net income per share/1/
  Basic                                  $   0.04   $   0.05   $   0.02   $   0.85
  Diluted                                $   0.03   $   0.05   $   0.02   $   0.82
Number of stores open at end of period         90         94         99        103


                                                    Three Months Ended
                                         ------------------------------------------
(In thousands, except per share data      May 2,     Aug.1,     Oct. 31,   Jan. 30,
and number of stores)                      1998       1998        1998       1999
-----------------------------------------------------------------------------------
Net sales                                $ 56,839   $ 58,168   $ 66,689    $133,439
Gross profit                               19,067     20,089     23,013      52,943
Net income (loss)                             292        105       (782)     13,621
Net income (loss) per share/1/
  Basic                                  $   0.01   $   0.01   $  (0.04)   $   0.69
  Diluted/2/                             $   0.01   $   0.01   $  (0.04)   $   0.67
Number of stores open at end of period         71         74         82          85

/1/ Per share data are restated for a three-for-two common stock split effective
    March 11, 1999 and a three-for-two common stock split effective
    October 11, 1999.
/2/ Loss quarters exclude common stock equivalents since they are antidilutive.

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year.* Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, may incur losses in these quarters. The results of operations for interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost sales due to insufficient inventory or lost gross margin due to the need to mark down excess inventory.

The Company's quarterly results of operations may also fluctuate based upon such factors as the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of promotional activity, store closings, refurbishments or relocations, competitive factors and general economic conditions.

16  COST PLUS, INC.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under its credit facilities. The Company believes that the combination of its cash and cash equivalents, internally generated funds and available borrowings under its revolving line of credit will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months.*

Net cash provided by operating activities totaled $22.4 million for fiscal 1999, an increase of $5.8 million from fiscal 1998. This increase resulted primarily from improved profitability.

Net cash used in investing activities, primarily for new stores, totaled $17.0 million in fiscal 1999 compared to $14.6 million in 1998. The Company estimates that fiscal 2000 capital expenditures will approximate $25.5 million.*

Net cash provided by financing activities was $4.4 million in fiscal 1999, which was primarily proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans. Net cash used in financing activities was $894,000 in fiscal 1998, primarily as a result of the repurchase of 337,503 shares of common stock for $3.8 million from the Company's former Chief Executive Officer, which was partially offset by proceeds from common stock issued under the Company's stock option and stock purchase plans.

On October 12, 1998, the Company entered into a revolving line of credit agreement with a bank, which was amended on June 15, 1999 and which expires
June 1, 2000.The amended agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $40.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate minus 0.5% (8.0% at January 29, 2000) or IBOR plus 1.125%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants customary with such agreements. At January 29, 2000, the Company had no outstanding borrowings under the line of credit and $3.6 million outstanding under letters of credit. The Company expects to be able to refinance this credit facility, in the ordinary course of business, prior to its expiration date.


IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in either assets or liabilities. As amended in June 1999 by SFAS No.137, this statement is effective for fiscal years beginning after June 15, 2000 and is not to be applied retroactively to financial statements for prior periods. Since the Company does not engage in derivative or hedging activities, application of the standard would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.



                                                             COST PLUS, INC.  17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS (CONTINUED)
=======================================================================



QUANTITATIVE AND QUALITATIVE DISCLOSURE
ABOUT MARKET RISK
==========================================================================

The Company is exposed to market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest rate risk
The interest payable on the Company's bank line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt were to rise 80 basis points (a 10% change from the Company's borrowing rate as of January 29, 2000), the Company's results of operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

Foreign currency risks
The Company enters into a significant amount of purchase obligations outside of the United States which are settled in U.S. Dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.



STOCK ACTIVITY

The Company's common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM." The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market. Per share data are restated for a three-for-two common stock split effective March 11, 1999 and a three-for-two common stock split effective October 11,1999.

As of March 10,2000, the Company had 46 shareholders of record. This number excludes individual shareholders holding stock in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance growth, and it does not intend to pay cash dividends.

                                                              Price Range
                                                         -----------------------
                                                          High           Low
--------------------------------------------------------------------------------
Fiscal Year Ended January 29, 2000
  First Quarter                                          $24.17         $15.11
  Second Quarter                                          33.42          20.92
  Third Quarter                                           38.03          26.58
  Fourth Quarter                                          39.94          17.44

Fiscal Year Ended January 30, 1999
  First Quarter                                          $15.11         $10.11
  Second Quarter                                          15.55          12.61
  Third Quarter                                           14.19          10.55
  Fourth Quarter                                          16.11          13.11




18 COST PLUS, INC.

CONSOLIDATED BALANCE SHEETS
===========================

                                                      January 29,    January 30,
(Dollars in thousands, except per share amounts)         2000           1999
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $ 38,411       $ 28,600
  Merchandise inventories                                91,402         70,680
  Other current assets                                    5,654          4,553
--------------------------------------------------------------------------------

    Total current assets                                135,467        103,833
Property and equipment, net                              67,520         59,034
Other assets, net                                        11,712         10,274
--------------------------------------------------------------------------------

    Total assets                                       $214,699       $173,141
================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                     $ 26,061       $ 17,568
  Income taxes payable                                    9,237          8,180
  Accrued compensation                                    8,909          7,421
  Other current liabilities                              10,597          9,633
--------------------------------------------------------------------------------

    Total current liabilities                            54,804         42,802
Capital lease obligations                                14,416         15,110
Other long-term obligations                               7,144          5,826
Shareholders' equity:
  Preferred stock, $.01 par value: 5,000,000
    shares authorized; none issued and outstanding           --             --
  Common stock, $.01 par value: 67,500,000 shares
    authorized; issued and outstanding 20,521,884
    and 19,936,517 shares                                   205            199
  Additional paid-in capital                            113,240        103,999
  Retained earnings                                      24,890          5,205
--------------------------------------------------------------------------------

    Total shareholders' equity                          138,335        109,403
--------------------------------------------------------------------------------

Total liabilities and shareholders' equity             $214,699       $173,141
================================================================================

See notes to consolidated financial statements.




                                                              COST PLUS, INC. 19

CONSOLIDATED STATEMENTS OF OPERATIONS
=====================================

                                                         Fiscal Year Ended
                                                -------------------------------------
                                                January 29,  January 30,  January 31,
(In thousands, except per share amounts)           2000         1999         1998
-------------------------------------------------------------------------------------
Net sales                                        $402,292     $315,135     $260,494
Cost of sales and occupancy                       255,383      200,023      164,394
-------------------------------------------------------------------------------------
  Gross profit                                    146,909      115,112       96,100
Selling, general and administrative expenses      110,108       89,261       75,238
Store preopening expenses                           3,671        2,927        2,744
-------------------------------------------------------------------------------------
Income from operations                             33,130       22,924       18,118
Net interest expense                                  859        1,226        1,679
-------------------------------------------------------------------------------------
Income before income taxes                         32,271       21,698       16,439
Income taxes                                       12,586        8,462        6,432
-------------------------------------------------------------------------------------
Net income                                       $ 19,685     $ 13,236     $ 10,007
=====================================================================================
Net income per share
  Basic                                          $   0.97     $   0.67     $   0.53
  Diluted                                        $   0.93     $   0.65     $   0.51
=====================================================================================
Weighted average shares outstanding
  Basic                                            20,321       19,724       18,734
  Diluted                                          21,189       20,363       19,574
====================================================================================

See notes to consolidated financial statements.




20 COST PLUS, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
==============================================

                                                         Common Stock      Additional   Retained      Total
                                                     --------------------    Paid-in    Earnings   Shareholders'
(In thousands, except shares)                          Shares      Amount    Capital    (Deficit)     Equity
----------------------------------------------------------------------------------------------------------------
Balance at February 1,1997                           18,224,641      $182   $ 91,065    $(18,038)    $ 73,209
Secondary public offering, net of related costs         900,000         9     10,358                   10,367
Stock issued under Employee Stock Purchase Plan          21,711        --        191                      191
Exercise of stock options                               402,749         4      1,278                    1,282
Tax effect of disqualifying stock dispositions                                   553                      553
Net income                                                                                10,007       10,007
----------------------------------------------------------------------------------------------------------------
Balance at January 31,1998                           19,549,101       195    103,445      (8,031)      95,609
Repurchase of stock                                    (337,503)       (3)    (3,747)                  (3,750)
Stock issued under Employee Stock Purchase Plan          16,889        --        195                      195
Exercise of stock options                               708,030         7      3,149                    3,156
Tax effect of disqualifying stock dispositions                                   957                      957
Net income                                                                                13,236       13,236
----------------------------------------------------------------------------------------------------------------
Balance at January 30,1999                           19,936,517       199    103,999       5,205      109,403
Stock issued under Employee Stock Purchase Plan           9,332        --        249                      249
Exercise of stock options                               576,035         6      4,761                    4,767
Tax effect of disqualifying stock dispositions                                 4,231                    4,231
Net income                                                                                19,685       19,685
----------------------------------------------------------------------------------------------------------------
Balance at January 29, 2000                          20,521,884      $205   $113,240    $ 24,890     $138,335
================================================================================================================

See notes to consolidated financial statements.



                                                   COST PLUS, INC. 21

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Fiscal Year Ended
                                                           ---------------------------------------
                                                           January 29,   January 30,   January 31,
(In thousands)                                                 2000          1999         1998
--------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                  $ 19,685      $ 13,236      $ 10,007
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                             11,052         9,116         7,939
    Loss on disposal of property and equipment                   173           120            62
    Deferred income taxes                                     (2,425)       (1,927)       (1,513)
    Changes in assets and liabilities:
      Merchandise inventories                                (20,722)      (14,074)      (14,001)
      Other assets                                              (997)         (990)       (1,489)
      Accounts payable                                         6,515         4,400        (1,019)
      Other liabilities                                        9,119         6,734         2,522
--------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                 22,400        16,615         2,508
--------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Purchases of property and equipment                          (17,023)      (14,555)      (11,490)
Proceeds from the sale of property                                --            --        10,618
--------------------------------------------------------------------------------------------------
    Net cash used in investing activities                    (17,023)      (14,555)         (872)
--------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Principal payments on capital lease obligations                 (582)         (494)         (440)
Proceeds from the issuance of common stock                     5,016         3,350        11,840
Cash used for common stock repurchase                             --        (3,750)           --
--------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities        4,434          (894)       11,400
--------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                      9,811         1,166        13,036
Cash and cash equivalents:
  Beginning of period                                         28,600        27,434        14,398
--------------------------------------------------------------------------------------------------
  End of period                                             $ 38,411      $ 28,600      $ 27,434
==================================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash paid for interest                                    $    960      $  1,230      $  1,667
==================================================================================================
  Cash paid for taxes                                       $  9,724      $  7,533      $  7,204
==================================================================================================

See notes to consolidated financial statements.



22 COST PLUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
==========================================



NOTE 1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business
Cost Plus, Inc. and subsidiaries (the"Company") is a specialty retailer of casual home living and entertaining products. At January 29, 2000, the Company operated 103 stores under the names "World Market," "Cost Plus World Market," "Cost Plus" and "Cost Plus Imports" in 16 states, primarily in the western United States. The Company's product offerings are designed to provide solutions to customers' casual home furnishing and home entertaining needs. The offerings include home decorating items such as furniture and rugs, as well as a variety of tabletop and kitchen products. Cost Plus World Market stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus World Market offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The Company accounts for its operations as one operating segment.

Principles of Consolidation
The consolidated financial statements include the accounts of Cost Plus, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made in prior years' financial statements to conform with current year classifications.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosures of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A provision for sales returns is estimated and recorded in the current year based on actual returns subsequent to year end.

Fair Value of Financial Instruments
The carrying value of current assets and current liabilities approximates their fair market value.

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




                                                              COST PLUS, INC. 23

======================================================



Other Assets
Goodwill is amortized on a straight-line basis over 40 years. Lease rights and interests are amortized on a straight-line basis over their related lease terms.

Long Lived Assets
The Company's policy is to review annually the recoverability of all long-lived assets and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of January
29, 2000 and January 30,1999, no material adjustments to the carrying value of such assets were necessary.

Deferred Rent
Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive certain lease incentives, primarily construction allowances. These allowances are also deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

Advertising Expense
Advertising costs are expensed as incurred. For the fiscal years ended January 29, 2000, January 30,1999 and January 31, 1998, advertising costs were $21,651,000, $17,371,000 and $14,202,000, respectively.

Store Preopening Expenses
Store preopening expenses include grand opening advertising, labor, travel and hiring expenses and are expensed as incurred.

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

Comprehensive Income
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company's comprehensive income and net income are the same.

Stock Splits
On February 16,1999, the Company's Board of Directors authorized a three-for-two split of its common stock effective March 11, 1999 for shareholders of record at the close of business on March 1, 1999. On September 16,1999, the Company's Board of Directors authorized a three-for-two split of its common stock effective October 11,1999 for




24 COST PLUS, INC.

shareholders of record at the close of business on October 1,1999. All share and per share data in the accompanying consolidated financial statements and notes have been restated to reflect both of these stock splits. As a result of these splits, the Company's authorized common stock was increased to 67,500,000 shares.

Net Income per Share
The following is a reconciliation of the weighted average number of shares (in thousands) used in the Company's Basic and Diluted per share computations.

                                                    Fiscal Year Ended
                                         ---------------------------------------
                                         January 29,   January 30,   January 31,
                                            2000          1999          1998
--------------------------------------------------------------------------------
Basic shares                               20,321        19,724        18,734
Effect of dilutive stock options              868           639           840
--------------------------------------------------------------------------------
Diluted shares                             21,189        20,363        19,574
================================================================================

Stock-Based Compensation
The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Impact of New Accounting Standards
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in either assets or liabilities. As amended in June 1999 by SFAS No. 137, this statement is effective for fiscal years beginning after June 15, 2000 and is not to be applied retroactively to financial statements for prior periods. Since the Company does not engage in derivative or hedging activities, application of the standard would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.



NOTE 2. PROPERTY AND EQUIPMENT

                                                      January 29,    January 30,
(In thousands)                                           2000           1999
--------------------------------------------------------------------------------
Property and equipment consist of the following:
  Land and land improvements                           $     530      $     530
  Building and leasehold improvements                     44,188         36,155
  Furniture, fixtures and equipment                       45,218         34,809
  Facilities under capital leases                         28,694         28,694
--------------------------------------------------------------------------------
    Total                                                118,630        100,188
  Less accumulated depreciation                          (51,110)       (41,154)
--------------------------------------------------------------------------------
  Property and equipment, net                          $  67,520      $  59,034
================================================================================



                                                              COST PLUS, INC. 25

================================================================================



NOTE 3. OTHER ASSETS

                                                      January 29,    January 30,
(In thousands)                                           2000           1999
--------------------------------------------------------------------------------
Other assets consist of the following:
  Goodwill                                             $  3,972       $  3,972
  Lease rights and interests                              3,146          3,146
  Other                                                   9,382          7,326
--------------------------------------------------------------------------------
    Total                                                16,500         14,444
  Less accumulated amortization                          (4,788)        (4,170)
--------------------------------------------------------------------------------
Other assets, net                                      $ 11,712       $ 10,274
================================================================================



NOTE 4. LEASES

The Company leases certain properties consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain provisions for two to three renewal options of five to ten years each, with renewal periods from 2000 to 2040 at the then current market rates. The retail store, warehouse and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property.

The minimum rental payments required under capital leases (with interest rates generally at 12.75%) and noncancelable operating leases with an initial lease term in excess of one year at January 29, 2000, are as follows:

(In thousands)                              Capital Leases   Operating Leases     Total
----------------------------------------------------------------------------------------
Fiscal year:
  2000                                         $ 2,521           $ 26,900       $ 29,421
  2001                                           2,144             26,034         28,178
  2002                                           2,151             25,191         27,342
  2003                                           2,151             24,419         26,570
  2004                                           2,151             23,460         25,611
Thereafter through the year 2040                28,772            129,651        158,423
----------------------------------------------------------------------------------------
Minimum lease commitments                       39,890           $255,655       $295,545
Less amount representing interest              (24,780)          ========       ========
------------------------------------------------------
Present value of capital lease obligations      15,110
Less current portion                              (694)
------------------------------------------------------
Long-term portion                              $14,416
======================================================

Accumulated depreciation related to capital leases amounted to $13,164,000 and $11,942,000 at January 29, 2000 and January 30,1999, respectively. Depreciation expense related to capital leases is classified as occupancy cost. For the fiscal years ended January 29, 2000, January 30,1999 and January 31,1998, such depreciation expense was $1,223,000, $1,223,000 and $1,139,000, respectively. Interest expense related to capital leases was $1,898,000, $1,962,000 and $1,888,000 for the fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.



26  COST PLUS, INC.

Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases, as well as sublease rental income, are as follows:

                                                       Fiscal Year Ended
                                               -------------------------------------
                                               January 29,  January 30,  January 31,
(In thousands)                                    2000         1999         1998
------------------------------------------------------------------------------------
Operating leases:
  Minimum rental expense                        $ 22,732     $17,100      $13,485
  Contingent rental expense                          937         821          757
  Less sublease rental income                     (1,281)     (1,153)      (1,692)
------------------------------------------------------------------------------------
    Total                                       $ 22,388     $16,768      $12,550
====================================================================================
Capital leases - contingent rental expense      $  1,072     $ 1,022      $   950
====================================================================================

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $5,735,000 as of January 29, 2000.



NOTE 5. REVOLVING LINE OF CREDIT

On October 12, 1998, the Company entered into a revolving line of credit agreement with a bank, which was amended on June 15, 1999 and which expires June 1, 2000. The amended agreement allows for cash borrowings and letters of credit of up to $20.0 million from January 1 through June 30 and up to $40.0 million from July 1 through December 31 of each year. Interest is paid monthly at the bank's reference rate minus 0.5% (8.0% at January 29, 2000) or IBOR plus 1.125%, depending on the nature of the borrowings. The agreement is secured by the Company's inventory and receivables. The Company is subject to certain financial covenants customary with such agreements. At January 29, 2000, the Company had no outstanding borrowings under the line of credit and $3.6 million outstanding under letters of credit. Interest expense under borrowing arrangements was $132,000, $109,000 and $211,000 for the fiscal years ended January 29, 2000,
January 30, 1999 and January 31, 1998, respectively. The Company expects to be able to refinance this credit facility, in the ordinary course of business, prior to its expiration date.



NOTE 6. INCOME TAXES

The provision for income taxes consists of the following:

                                                 Fiscal Year Ended
                                      ------------------------------------------
                                      January 29,   January 30,    January 31,
(In thousands)                           2000          1999           1998
--------------------------------------------------------------------------------
Payable:
  Federal                              $ 12,408      $  8,621       $  6,683
  State                                   2,603         1,768          1,304
--------------------------------------------------------------------------------
    Total payable                        15,011        10,389          7,987
--------------------------------------------------------------------------------
Deferred:
  Federal                                (2,074)       (1,556)        (1,346)
  State                                    (351)         (371)          (209)
--------------------------------------------------------------------------------
    Total deferred                       (2,425)       (1,927)        (1,555)
--------------------------------------------------------------------------------
Provision for income taxes             $ 12,586      $  8,462       $  6,432
================================================================================



                                                             COST PLUS, INC.  27

================================================================================



The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                                        Fiscal Year Ended
                                                             -------------------------------------
                                                             January 29,  January 30,  January 31,
                                                                2000         1999         1998
--------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                                 35.0%        35.0%        35.0%
State income taxes (net of U.S. federal income tax benefit)      4.4          4.3          4.3
Non-deductible expenses                                          0.3          0.4          0.5
Other                                                           (0.7)        (0.7)        (0.7)
--------------------------------------------------------------------------------------------------
Effective income tax rate                                       39.0%        39.0%        39.1%
==================================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     January 29,    January 30,
(In thousands)                                           2000          1999
--------------------------------------------------------------------------------
Current deferred tax asset:
  Deductible reserves                                  $   370       $   341
Long-term deferred tax asset (liability):
  Deferred rent                                          2,435         1,858
  Capital leases                                        (1,215)       (1,456)
  Lease rights                                            (624)         (681)
  Depreciation                                             854           (31)
  Deferred compensation                                    318           181
  Other                                                    455           (44)
--------------------------------------------------------------------------------
    Total                                                2,223          (173)
--------------------------------------------------------------------------------
  Net deferred tax assets                              $ 2,593       $   168
================================================================================



NOTE 7. EQUITY AND STOCK COMPENSATION PLANS

Stock Split
All share and per share data in the accompanying consolidated financial statements and notes have been restated to reflect a three-for-two common stock split effective March 11, 1999 and a three-for-two common stock split effective October 11, 1999.

Shareholder Rights Plan
Each outstanding share of common stock has a Preferred Share Purchase Right (expiring on June 30, 2008) which is exercisable only upon the occurrence of certain change in control events.




28  COST PLUS, INC.

Options

The Company currently has options outstanding under two employee stock option plans: the 1994 Stock Option Plan ("1994 Plan") and the 1995 Stock Option Plan ("1995 Plan"). The 1994 Plan permitted the granting of options to employees to purchase up to 1,940,976 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1995 Plan in November 1995, the 1994 Plan was terminated except for options then outstanding.

The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 3,768,006 shares of common stock, less the aggregate number of shares outstanding under the 1994 Plan grants or any shares issued upon exercise of options granted under the 1994 Plan (821,120 at January 29, 2000). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. An additional 600,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in May 1999 and by shareholders in June 1999.

On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan ("Director Option Plan") which was amended by the shareholders in June 1999. The Director Option Plan permits the granting of options to non-employee directors to purchase up to 153,675 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and vest as determined by the Board of Directors, generally over four years.

A summary of activity under the above option Plans is set forth below:

                                                                         Weighted
                                                                         Average
                                                             Shares   Exercise Price
------------------------------------------------------------------------------------
Outstanding at February 1,1997 (744,938 exercisable
  at a weighted average price of $2.55)                    1,921,079      $ 4.70
  Granted                                                  1,069,200        9.54
  Exercised                                                 (402,749)       3.18
  Canceled and expired                                      (227,438)       6.27
------------------------------------------------------------------------------------
Outstanding at January 31,1998 (733,527 exercisable
  at a weighted average price of $4.34)                    2,360,092        6.99
  Granted                                                    470,250       13.46
  Exercised                                                 (708,030)       4.34
  Canceled and expired                                      (268,691)       8.94
------------------------------------------------------------------------------------
Outstanding at January 30,1999 (462,690 exercisable
  at a weighted average price of $6.89)                    1,853,621        9.36
  Granted                                                    644,509       22.27
  Exercised                                                 (576,035)       8.69
  Canceled and expired                                      (202,918)      14.96
------------------------------------------------------------------------------------
Outstanding at January 29,2000                             1,719,177       13.80
====================================================================================


                                                             COST PLUS, INC.  29

======================================================



Additional information regarding options outstanding as of January 29, 2000 is as follows:

                                                                                 Options Exercisable
                                                                              -----------------------------
                            Remaining     Weighted Average     Weighted                        Weighted
                              Number         Contractual       Average          Number         Average
Range of Exercise Prices   Outstanding       Life (Yrs.)    Exercise Price    Exercisable    Exercise Price
-----------------------------------------------------------------------------------------------------------
$ 2.56 - $ 2.64                23,409            5.2            $ 2.60           23,409          $ 2.60
  5.03 -   7.00               353,518            6.3              5.79          188,261            5.80
  8.00 -  10.72               500,403            7.5             10.36           87,300            9.02
 13.11 -  17.81               600,211            8.8             14.86           61,838           13.87
 24.75 -  33.44               241,636            9.7             31.12            5,700           24.75
-----------------------------------------------------------------------------------------------------------
                            1,719,177            8.0             13.80          366,508            8.02
                            ===============================================================================


At January 29, 2000, 886,057 and 43,790 shares were available for future grants under the 1995 Stock Option Plan and the 1996 Director Stock Option Plan, respectively.

Employee Stock Purchase Plan
On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan ("Purchase Plan"). A total of 675,000 shares have been authorized for issuance under the Purchase Plan. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period.

Additional Stock Plan Information
As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No.25, "Accounting for Stock Issued to Employees," and its related interpretations. Consequently, no compensation expense has been recognized in the financial statements for employee stock arrangements.

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

                                                     Fiscal Year Ended
                                           -------------------------------------
                                           January 29,  January 30,  January 31,
                                              2000          1999          1998
--------------------------------------------------------------------------------
Stock volatility                               63.0%        52.6%        60.0%
Risk free interest rates                        5.4%         5.4%         6.3%
Expected life (in years)                        1.8          1.8          1.8
Weighted average fair value per share       $ 12.35       $ 6.57       $ 6.11
Expected dividends                               --           --           --






30 COST PLUS, INC.

The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1999, fiscal 1998 and fiscal 1997 awards had been amortized to expense over the vesting period of the awards, consistent with the methods of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                   Fiscal Year Ended
                                        ----------------------------------------
                                        January 29,    January 30,   January 31,
(In thousands, except per share data)      2000           1999          1998
--------------------------------------------------------------------------------
Net income
  As reported                             $19,685        $13,236      $10,007
  Pro forma                                17,724         11,983        8,920
Basic net income per share
  As reported                             $  0.97        $  0.67      $  0.53
  Pro forma                                  0.87           0.61         0.48
Diluted net income per share
  As reported                             $  0.93        $  0.65      $  0.51
  Pro forma                                  0.84           0.59         0.46

The impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1999, fiscal 1998 and fiscal 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will include all applicable stock options.



NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 15% of their salaries to a maximum of $10,000 per year and qualify for favorable tax treatment under
Section 401(k) of the Internal Revenue Code. In fiscal 1997, the Company began matching 25% of the employee's contribution, up to a maximum of 3% of their base salary. Beginning in fiscal 2000, the Company will increase the matching to 50% of the employee's contribution, up to a maximum of 4% of their base salary. The Company contributed approximately $105,000 in fiscal 1999 and $90,000 in fiscal 1998.

Additionally, beginning in fiscal 1997, a non-qualified deferred compensation plan was made available to certain employees whose benefits are limited under
Section 401(k) of the Internal Revenue Code. Compensation deferrals approximated $253,000 for fiscal 1999 and $327,000 for fiscal 1998.



NOTE 9. RELATED PARTY TRANSACTIONS

In February 1998, the Company repurchased 337,503 shares of common stock for $3,750,000 from its former Chief Executive Officer.




                                                              COST PLUS, INC. 31

INDEPENDENT AUDITORS' REPORT
============================



Board of Directors
Cost Plus, Inc.
Oakland, California



We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended January 29, 2000, January 30,1999 and January 31,1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of January 29,2000 and January 30,1999 and the results of their operations and their cash flows for the fiscal years ended January 29, 2000, January 30,1999 and January 31,1998 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

San Francisco, California
March 10, 2000





32 COST PLUS, INC.

DIRECTORS, OFFICERS AND CORPORATE DATA
======================================


                                    [PHOTO]



Senior Management Team: (seated right to left) Murray H. Dashe, Kathi P. Lentzsch, (standing, left to right) Richard L. Grice, Gary D. Weatherford, John
F. Hoffner, Joan S. Fujii




DIRECTORS
=========


Murray H. Dashe
Chairman, Chief Executive
Officer and President,
Cost Plus, Inc.

Joseph H. Coulombe/1/
Independent Management
Consultant

Danny W. Gurr/1/
President, Dorling
Kindersley Publishing Inc.

Kim D. Robbins/2/
Director of Product
Development, Jack Nadel, Inc.

Fredric M. Roberts/2/
President,
F. M. Roberts and Company, Inc.

Olivier L. Trouveroy/1/
Managing Partner,
ING Equity Partners, L.P.I

Thomas D. Willardson/2/
Senior Vice President of
Finance and Treasurer,
Leap Wireless International



OFFICERS
========


Murray H. Dashe
Chairman of the Board, Chief
Executive Officer and President

John F. Hoffner
Executive Vice President of
Administration, Chief Financial
Officer and Secretary

Kathi P. Lentzsch
Executive Vice President,
Merchandising and Marketing

Joan S. Fujii
Senior Vice President,
Human Resources

Richard L. Grice
Senior Vice President, Logistics

Gary D. Weatherford
Senior Vice President,
Store Operations

Michael J. Allen
Vice President, Store Development

Charmaine D. Casella
Vice President, Controller
and Chief Accounting Officer

Stephen L. Higgins
Vice President, Merchandising

Patricia A. Juckett
Vice President,
Marketing and Advertising

Ron P. Perkuchin
Vice President,
Distribution and Logistics

Ronald J. Rouse
Vice President,
Planning and Allocation

Judy A. Soares
Vice President, Information Systems



CORPORATE DATA
==============


Corporate Headquarters
Cost Plus, Inc.
200 4th Street
Oakland, CA 94607
www.costplusworldmarket.com


Transfer Agent and Registrar
Bank Boston
c/o EquiServe, LP
Boston, MA
(781) 575-3120

Independent Auditors
Deloitte & Touche LLP
San Francisco, CA

General Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA


/1/ Member of the Audit Committee of the Board of Directors.

/2/ Member of the Compensation Committee of the Board of Directors.



                                                              COST PLUS, INC. 33

COST PLUS WORLD MARKET ACROSS THE COUNTRY
=========================================




                                     [MAP]






ONE HUNDRED NINE STORES NATIONWIDE*
===================================

Arizona
Mesa
Peoria
Phoenix (2)
Scottsdale (2)
Tucson

California
Brea
Citrus Heights
City of Industry
Colma
Concord
Fremont
Fresno
Glendale
La Jolla
La Mesa
Lakewood
Marin
Mission Viejo
Modesto
Mountain View
Oakland
Oceanside
Ontario
Palm Desert
Pasadena
Pleasanton
Roseville
Sacramento
San Diego
San Dimas
San Francisco
San Jose (2)
San Mateo
Santa Ana
Santa Cruz
Santa Rosa
Thousand Oaks
Torrance
Valencia
Walnut Creek
West Los Angeles
Woodland Hills

Colorado
Aurora
Denver (2)

Georgia
Atlanta (2)

Idaho
Boise

Illinois
Aurora
Chicago (2)
Northbrook
Oak Brook
Orland Park
Schaumburg
Skokie

Indiana
Carmel

Michigan
Ann Arbor
Auburn Hills
Kentwood
Lansing
Portage
Rochester Hills
Shelby Township
Troy
Westland

Missouri
Brentwood
Chesterfield
Sunset Hills

Nebraska
Omaha

Nevada
Las Vegas (2)
Reno

New Mexico
Albuquerque

Ohio
Akron
Cincinnati (3)
Columbus (2)
Dublin
Mayfield Heights
Mentor
North Canton
North Olmsted

Oregon
Portland
Tigard

Texas
Austin (3)
Dallas
Grapevine
Houston (5)
Plano (2)
San Antonio

Washington
Bellevue
Lynnwood
Seattle
Spokane
Tukwila

Wisconsin
Madison



*As of March 31, 2000






34 COST PLUS, INC.