Form 10-K405, Exhibit 13
period 2001-02-03
COST PLUS INC/CA/
filed 2001-05-02
CIK 798955

                                                                      EXHIBIT 13

                   cost plus world market annual report 2000

                    letter to our shareholders   01
  five year summary of selected financial data   05
          management's discussion and analysis   06
                   consolidated balance sheets   12
         consolidated statements of operations   13
consolidated statement of shareholders' equity   14
         consolidated statements of cash flows   15
    notes to consolidated financial statements   16
                  independent auditors' report   27
        directors, officers and corporate data   28
                               store locations   29

                                                        COST PLUS WORLD MARKET 1

letter to our shareholders

Dear Shareholder:
Fiscal 2000 was the second consecutive year, and only the second year in the Company's 42 year history, in which we produced earnings in all four quarters. Our sales volume of $493.7 million and earnings of $1.00 per share for the year, representing a 54% growth in earnings per share over two years, are also new records for us.

These accomplishments were particularly noteworthy, given the challenging economic and retail climate of the fourth quarter. Despite the relatively severe impact felt by Cost Plus and most retailers during the holiday season, we were pleased with the rapid response of our management team in producing earnings in line with revised expectations and inventories well-positioned to enter our spring season.

Sales growth in fiscal 2000 was fueled by a 23% increase in our store base and a 4.6% increase in same-store sales on top of an 8.6% increase last year. This marks the tenth consecutive year the Company has produced same store sales growth in excess of 4.5%, a track record quite unique in retailing.

Looking forward, we will continue to manage our organization with fresh thinking and attention to detail. And, we will work particularly hard to ensure that our value orientation remains a cornerstone of our operating philosophy. Our customers visit our stores, not only to discover goods from all over the world, but also to find attractive price points in this cautious economic climate. Our emphasis on cost-effective marketing, merchandising and distribution strategies has again paid off. We continue to make regular investments in infrastructure, technology and management talent to help ensure that our stores operate efficiently.

Our firm belief in simplicity, discipline and fiscally prudent growth is clearly exemplified by our national expansion which is financed entirely from internal cash flow.

2 COST PLUS WORLD MARKET

Financially strong, we will continue our expansion with 23 planned new store openings in 2001. Last year, we opened 24 new stores, as promised, and introduced Cost Plus World Market to five new markets: Atlanta, Charlotte, Raleigh/Durham, San Luis Obispo and metropolitan Washington, DC. Throughout our expansion, our new stores have continued to perform to our internal expectations. Certainly, this is encouraging evidence that our retail concept retains broad appeal as we expand beyond major markets and include mid-sized markets in our growth plans.

At Cost Plus, we believe that our unique retail shopping experience is a major point of differentiation. When coupled with our commitment to provide exciting merchandise from around the world at consistently great prices, we believe it will allow us to continue to expand on a profitable basis for years to come.

We would like to thank those who have supported us in our endeavors to build a high-quality retail company: our employees, our customers and our shareholders.

[PHOTO OF MURRAY H. DASHE]



/S/ MURRAY H. DASHE

MURRAY H. DASHE
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

                                                        COST PLUS WORLD MARKET 3

now coast to coast

Our store count grew 23% last year to 127 stores, the sixth consecutive year of double-digit expansion. In the process, we introduced the World Market concept to such diverse markets as Atlanta, San Luis Obispo and Washington, DC.

In our earlier years as a successful retailer, Cost Plus World Market proved that our concept was attractive in major markets around the United States. We are now pleased to report that, based on more recent successes in such areas as Omaha, Nebraska, Spokane, Washington, and Reno, Nevada, the concept is scalable to mid-markets, as well. As a result, the Company now believes that there is potential for as many as four hundred Cost Plus World Market stores in the United States. This truly gives us many more years of growth ahead.

Profitable growth achieved market-by-market and store-by-store, is the guiding principle of our nationwide expansion program. To achieve this, we often cluster store openings in new cities to achieve immediate economies of scale and regularly add stores to existing markets to maximize penetration. Rigorous internal performance standards require that new stores achieve operating margins comparable to existing stores within three years. Again, in 2000, that objective was achieved.

Cost Plus World Market's investment in growth in 2000 was not limited to stores. Our technology infrastructure was significantly enhanced, while maintaining relative simplicity in its execution. In addition, we continued to utilize our Stockton, California distribution center to leverage existing assets while building a state-of-the-art facility near Norfolk, Virginia. This facility will open by mid-2002, and will enable the Company to meet the growing consumer demand for a Cost Plus World Market throughout America.

4 COST PLUS WORLD MARKET

                              five year compound
                              annual growth rates
                              1996 - 2000

                             [GRAPH APPEARS HERE]


                             stores           21%
                             sales            22%
                             operating income 26%
                             net income       42%


net sales                                       operating income                                net income
dollars in millions                             dollars in millions                             dollars in millions
[GRAPH APPEARS HERE]                            [GRAPH APPEARS HERE]                            [GRAPH APPEARS HERE]
96   214.8                                       96       15.0                                      96    7.4
97   260.5                                       97       18.1                                      97   10.0
98   315.1                                       98       22.9                                      98   13.2
99   402.3                                       99       33.1                                      99   19.7
00   493.7                                       00       36.2                                      00   21.7

                                                        COST PLUS WORLD MARKET 5

five year summary of selected financial data

                                                                             Fiscal Year
                                               ---------------------------------------------------------------------
(In thousands, except per share and selected         2000/1/       1999            1998         1997         1996
 operating data)                               ---------------------------------------------------------------------
Statement of Operations Data:
Net sales                                       $  493,661   $  402,292   $     315,135   $  260,494   $  214,814
Cost of sales and occupancy                        316,500      255,383         200,023      164,394      135,072
                                               ---------------------------------------------------------------------
 Gross profit                                      177,161      146,909         115,112       96,100       79,742
Selling, general and administrative
 expenses                                          135,923      110,108          89,261       75,238       62,649
Store preopening expenses                            5,044        3,671           2,927        2,744        2,053
                                               ---------------------------------------------------------------------
Income from operations                              36,194       33,130          22,924       18,118       15,040
Net interest expense                                   666          859           1,226        1,679        2,451
                                               ---------------------------------------------------------------------
Income before income taxes                          35,528       32,271          21,698       16,439       12,589
Income taxes                                        13,856       12,586           8,462        6,432        5,162
                                               ---------------------------------------------------------------------
Net income                                      $   21,672   $   19,685   $      13,236   $   10,007   $    7,427
                                               =====================================================================
Net income per share--diluted                   $     1.00   $     0.93   $        0.65   $     0.51   $     0.41
Weighted average shares
 outstanding--diluted                               21,568       21,189          20,363       19,574       18,237
                                               =====================================================================

Selected Operating Data:
Percent of sales:
 Gross profit                                         35.9%        36.5%           36.5%        36.9%        37.1%
 Selling, general and
  administrative expenses                             27.5%        27.4%           28.3%        28.9%        29.2%
 Income from operations                                7.3%         8.2%            7.3%         7.0%         7.0%
Number of stores:
 Opened during period                                   24           18              15           12            9
 Closed during period                                   --           --              --           --           --
 Open at end of period                                 127          103              85           70           58
Average sales per selling square foot/2/        $      273   $      269   $         258   $      259   $      252
Comparable store sales increase/3/                     4.6%         8.6%            5.5%         7.0%         6.1%
                                               =====================================================================

Balance Sheet Data (at period end):
Working capital                                 $   98,001   $   80,663   $      61,031   $   52,630   $   24,807
Total assets                                       252,865      214,699         173,141      152,000      128,198
Note payable and capital lease
 obligations, less current portion                  13,474       14,416          15,110       15,692       14,215
Total shareholders' equity                         169,121      138,335         109,403       95,609       73,209
Current ratio                                         2.59         2.47            2.43         2.52         1.72
Debt to equity ratio                                   8.2%        10.9%           14.3%        16.9%        20.0%
                                               =====================================================================

1 The Company's fiscal year end is the Saturday closest to the end of January. Fiscal 2000 was 53 weeks and ended on February 3, 2001. All other fiscal years presented consist of 52 weeks.
2 Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
3 A store is considered as comparable at the beginning of its fourteenth full month of operation.

6 COST PLUS WORLD MARKET

management's discussion and analysis of financial condition and results of operations


An asterisk "*" denotes a forward-looking statement reflecting current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in such forward-looking statements, and shareholders of Cost Plus, Inc. (the "Company" or "Cost Plus") should carefully review the cautionary statements set forth in this Annual Report, including "Quarterly Results and Seasonality" beginning on page 8. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Results of Operations
Fiscal 2000 Compared to Fiscal 1999

Net Sales Net sales increased $91.4 million, or 22.7%, to $493.7 million in fiscal 2000 from $402.3 million in fiscal 1999. The increase in net sales was attributable to new stores and an increase in comparable store sales. Comparable store sales rose 4.6% for fiscal 2000, as a result of a larger average transaction. As of February 3, 2001, the Company operated 127 stores compared to 103 stores as of January 29, 2000.

Gross Profit As a percentage of net sales, gross profit was 35.9% in fiscal 2000 and 36.5% in fiscal 1999. This change is substantially explained by heavier promotional and clearance mark-downs to meet competitve sales pressures, reduced leverage on occupancy costs from a higher percentage of new stores in our base and from lower sales, as well as increased fuel and transportation costs. New stores generally have higher occupancy costs as a percentage of sales until they reach maturity.

Selling, General and Administrative ("SG&A") Expenses As a percentage of net sales, SG&A expenses increased slightly to 27.5% in the current fiscal year from 27.4% last fiscal year. The increase in the SG&A expense rate resulted primarily from higher advertising expenditures to respond to a more difficult retail environment in the fourth quarter.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $5.0 million in fiscal 2000 and $3.7 million in fiscal 1999. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 24 stores in fiscal 2000 compared to 18 stores in fiscal 1999.

                                                        COST PLUS WORLD MARKET 7

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $666,000 in fiscal 2000 and $859,000 in fiscal 1999. The modest decrease in net interest expense was due to higher interest rates on short-term investments and a small increase in the average cash balances available for investment.

Income Taxes The Company's effective tax rate was 39.0% in both fiscal 2000 and fiscal 1999.

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

Gross Profit As a percentage of net sales, gross profit was 36.5% in both fiscal 1999 and fiscal 1998. Improvements in merchandise margin offset higher occupancy costs in new stores. New stores generally have higher occupancy costs, as a percentage of net sales, until they reach maturity. The improvements in merchandise margin percentage resulted primarily from lower markdowns and an increase in initial markon.

Selling, General and Administrative ("SG&A") Expenses As a percentage of net sales, SG&A expenses decreased to 27.4% in fiscal 1999 from 28.3% in fiscal 1998. The decrease in the SG&A expense rate resulted primarily from leveraging store payroll, advertising expense, corporate overhead and store expenses against higher net sales and an expanded base of stores.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $3.7 million in fiscal 1999 and $2.9 million in fiscal 1998. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 18 stores in fiscal 1999 compared to 15 stores in fiscal 1998.

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $859,000 in fiscal 1999 and $1.2 million in fiscal 1998. The decrease in net interest expense was due to higher cash balances primarily resulting from higher operating cash flows and proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans.

Income Taxes The Company's effective tax rate was 39.0% in both fiscal 1999 and fiscal 1998.

8 COST PLUS WORLD MARKET

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

                                                                                Three Months Ended
                                                              --------------------------------------------------------------------
(In thousands, except per share data and                      April 29, 2000   July 29, 2000      Oct. 28, 2000    Feb. 3, 2001/1/
 number of stores)                                            --------------------------------------------------------------------

Net sales                                                       $   92,238    $    92,765           $ 101,913      $    206,745
Gross profit                                                        31,791         31,633              35,333            78,404
Net income                                                           1,133          1,449                 283            18,807
Net income per share
 Basic                                                          $     0.06    $      0.07           $    0.01      $       0.90
 Diluted                                                        $     0.05    $      0.07           $    0.01      $       0.87
Number of stores open
 at end of period                                                      109            113                 122               127

                                                                                      Three Months Ended
                                                                -------------------------------------------------------------------
(In thousands, except per share data and                         May 1, 1999        July 31, 1999     Oct. 30, 1999   Jan. 29, 2000
 number of stores)                                              -------------------------------------------------------------------
Net sales                                                         $   75,389       $     76,556        $   82,834    $  167,513
Gross profit                                                          25,864             26,540            29,008        65,497
Net income                                                               707              1,108               478        17,392
Net income per share
 Basic                                                            $     0.04       $       0.05        $     0.02    $     0.85
 Diluted                                                          $     0.03       $       0.05        $     0.02    $     0.82
Number of stores open
 at end of period                                                         90                 94                99           103

------------
/1/ The three months ended February 3, 2001 was a fourteen-week period as compared to the three months ended January 29, 2000 which was a thirteen-week period.

                                                        COST PLUS WORLD MARKET 9

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Christmas season. Due to the importance of the Christmas selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year.* Any factors negatively affecting the Company during the Christmas selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, may incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold, particularly for the Christmas selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost gross sales due to insufficient inventory or lost gross margin due to the need to mark down excess inventory.

  The Company's quarterly results of operations may also fluctuate based upon such factors as the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, competitive factors, changes in fuel and other shipping costs and general economic conditions.

Liquidity and Capital Resources

The Company's primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's revolving credit facilities. The Company believes that the combination of its cash and cash equivalents, internally generated funds and available borrowings under its revolving line of credit will be sufficient to finance its working capital and capital expenditure requirements for at least the next twelve months.*

    Net cash provided by operating activities totaled $22.1 million for fiscal 2000, a decrease of $0.3 million from fiscal 1999. Improved profitability and an increase in depreciation expense were offset by a reduction in net liabilities.

    Net cash used in investing activities, primarily capital expenditures for new stores, totaled $26.5 million in fiscal 2000 compared to $17.0 million in fiscal 1999. The Company estimates that fiscal 2001 capital expenditures will approximate $33.5 million.*

    Net cash provided by financing activities was $4.8 million in fiscal 2000, which was primarily proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans. Net cash provided by financing activities was $4.4 million in fiscal 1999, and was also related to the proceeds received from common stock issued under the Company's stock option and stock purchase plans.

10 COST PLUS WORLD MARKET

  Effective May 19, 2000, the Company entered into a new, unsecured revolving line of credit agreement with a bank, which expires June 1, 2002. This agreement replaced the amended October 12, 1998 revolving line of credit agreement. The new agreement allows for cash borrowings and letters of credit of up to $10.0 million from January 1 through June 30 of each year, $40.0 million from July 1, 2000 through December 31, 2000 and $50.0 million from July 1, 2001 through December 31, 2001. Interest is paid monthly based on the Company's election of the bank's reference rate minus 0.75% (7.75% at February 3, 2001) or IBOR/LIBOR plus 0.9%. The Company is subject to certain financial covenants customary with such agreements. At February 3, 2001, the Company had no outstanding borrowings under the line of credit and $4.1 million outstanding under letters of credit.

Impact of New Accounting Standards

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company does not utilize derivative instruments, however it has adopted SFAS 133 effective February 4, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk The interest payable on the Company's bank line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt were to rise 80 basis points (a 10% change from the Company's borrowing rate as of February 3, 2001), the Company's results of operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments which are also affected by changes in market interest rates.

                                                       COST PLUS WORLD MARKET 11

Foreign Currency Risks The Company enters into a significant amount of purchase obligations outside of the United States which are settled in U.S. Dollars and therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

Stock Activity

The Company's common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM." The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market.

  As of March 10, 2001, the Company had 37 shareholders of record. This number excludes individual shareholders holding stock in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance growth, and it does not intend to pay cash dividends.

                                                                Price  Range
                                                      -------------------------------
                                                       High                      Low
                                                      -------------------------------
Fiscal Year Ended February 3, 2001
First Quarter                                          $   35.19             $ 15.94
Second Quarter                                             35.88               24.13
Third Quarter                                              38.81               24.81
Fourth Quarter                                             31.94               19.19

Fiscal Year Ended January 29, 2000
First Quarter                                          $   24.17             $ 15.11
Second Quarter                                             33.42               20.92
Third Quarter                                              38.03               26.58
Fourth Quarter                                             39.94               17.44

12 COST PLUS WORLD MARKET

consolidated balance sheets

                                                                                      February 3,            January 29,
(Dollars in thousands, except per share amounts)                                         2001                   2000
                                                                                     --------------         -------------
Assets
Current assets:
 Cash and cash equivalents                                                              $    38,815             $   38,411
 Merchandise inventories                                                                    109,829                 91,402
 Other current assets                                                                        11,107                  5,654
                                                                                        ----------------------------------
    Total current assets                                                                    159,751                135,467
Property and equipment, net                                                                  78,694                 67,520
Other assets, net                                                                            14,420                 11,712
                                                                                        ----------------------------------
    Total assets                                                                        $   252,865             $  214,699
                                                                                        ==================================
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                                                                       $    31,592             $   26,061
 Income taxes payable                                                                         9,933                  9,237
 Accrued compensation                                                                         8,506                  8,909
 Other current liabilities                                                                   11,719                 10,597
                                                                                        ----------------------------------
    Total current liabilities                                                                61,750                 54,804
Capital lease obligations                                                                    13,474                 14,416
Other long-term obligations                                                                   8,520                  7,144
Shareholders' equity:
 Preferred stock, $.01 par value: 5,000,000 shares
  authorized; none issued and outstanding                                                        --                     --
 Common stock, $.01 par value: 67,500,000 shares
  authorized; issued and outstanding 21,005,337 and
  20,521,884 shares                                                                             210                    205
 Additional paid-in capital                                                                 122,349                113,240
 Retained earnings                                                                           46,562                 24,890
                                                                                        ----------------------------------
    Total shareholders' equity                                                              169,121                138,335
                                                                                        ----------------------------------
Total liabilities and shareholders' equity                                              $   252,865             $  214,699
                                                                                        ==================================

See notes to consolidated financial statements.

                                                       COST PLUS WORLD MARKET 13

consolidated statements of operations

                                                                                         Fiscal Year Ended
                                                                -----------------------------------------------------------------
                                                                   February 3,            January 29,            January 30,
(In thousands, except per share amounts)                                 2001                   2000                   1999
                                                                -----------------------------------------------------------------
Net sales                                                            $   493,661             $   402,292             $ 315,135
Cost of sales and occupancy                                              316,500                 255,383               200,023
                                                                -----------------------------------------------------------------
 Gross profit                                                            177,161                 146,909               115,112
Selling, general and administrative expenses                             135,923                 110,108                89,261
Store preopening expenses                                                  5,044                   3,671                 2,927
                                                                -----------------------------------------------------------------
Income from operations                                                    36,194                  33,130                22,924
Net interest expense                                                         666                     859                 1,226
                                                                -----------------------------------------------------------------
Income before income taxes                                                35,528                  32,271                21,698
Income taxes                                                              13,856                  12,586                 8,462
                                                                -----------------------------------------------------------------
Net income                                                           $    21,672             $    19,685             $  13,236
                                                                =================================================================
Net income per share
 Basic                                                               $      1.04             $      0.97             $    0.67
 Diluted                                                             $      1.00             $      0.93             $    0.65
                                                                =================================================================
Weighted average shares outstanding
 Basic                                                                    20,813                  20,321                19,724
 Diluted                                                                  21,568                  21,189                20,363
                                                                =================================================================

See notes to consolidated financial statements.

14 COST PLUS WORLD MARKET

consolidated statement of shareholders' equity

                                               Common Stock               Additional      Retained          Total
                                          ------------------------          Paid-in       Earnings      Shareholders'
(In thousands, except shares)                Shares      Amount             Capital       (Deficit)         Equity
                                          -------------------------     -------------  --------------   ------------
Balance at January 31, 1998                 19,549,101     $ 195           $ 103,445       $  (8,031)    $    95,609
Repurchase of stock                           (337,503)       (3)             (3,747)                         (3,750)
Stock issued under Employee
 Stock Purchase Plan                            16,889        --                 195                             195
Exercise of stock options                      708,030         7               3,149                           3,156
Tax effect of disqualifying
 stock dispositions                                                              957                             957
Net income                                                                                    13,236          13,236
                                           -------------------------------------------------------------------------
Balance at January 30, 1999                 19,936,517       199             103,999           5,205         109,403
Stock issued under Employee
 Stock Purchase Plan                             9,332        --                 249                             249
Exercise of stock options                      576,035         6               4,761                           4,767
Tax effect of disqualifying
 stock dispositions                                                            4,231                           4,231
Net income                                                                                    19,685          19,685
                                           -------------------------------------------------------------------------
Balance at January 29, 2000                 20,521,884       205             113,240          24,890         138,335
Stock issued under Employee
 Stock Purchase Plan                            15,768        --                 380                             380
Exercise of stock options                      467,685         5               5,138                           5,143
Tax effect of disqualifying
 stock dispositions                                                            3,591                           3,591
Net income                                                                                    21,672          21,672
                                           -------------------------------------------------------------------------
Balance at February 3, 2001                 21,005,337     $ 210           $ 122,349       $  46,562     $   169,121
                                           =========================================================================

See notes to consolidated financial statements.

                                                       COST PLUS WORLD MARKET 15

consolidated statements of cash flows




                                                                                Fiscal Year Ended
                                                                --------------------------------------------------------
                                                                February 3,         January 29,           January 30,
(In thousands)                                                         2001                2000                  1999
                                                                --------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                         $ 21,672            $ 19,685              $ 13,236
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                   13,887              11,052                 9,116
     Loss on disposal of property and equipment                         407                 173                   120
     Deferred income taxes                                           (2,103)             (2,425)               (1,927)
     Changes in assets and liabilities:
       Merchandise inventories                                      (18,427)            (20,722)              (14,074)
       Other assets                                                  (3,172)               (997)                 (990)
       Accounts payable                                               6,520               6,515                 4,400
       Other liabilities                                              3,317               9,119                 6,734
                                                                -------------------------------------------------------
     Net cash provided by operating activities                       22,101              22,400                16,615
                                                                -------------------------------------------------------

Cash Flows From Investing Activities:
Purchases of property and equipment                                 (26,529)            (17,023)              (14,555)
                                                                -------------------------------------------------------
     Net cash used in investing activities                          (26,529)            (17,023)              (14,555)
                                                                -------------------------------------------------------
Cash Flows From Financing Activities:
Principal payments on capital lease obligations                        (691)               (582)                 (494)
Proceeds from the issuance of common stock                            5,523               5,016                 3,350
Cash used for common stock repurchase                                    --                  --                (3,750)
     Net cash provided by (used in)
                                                                 -------------------------------------------------------
      financing activities                                           4,832               4,434                  (894)
                                                                 -------------------------------------------------------
Net increase in cash and cash equivalents                               404               9,811                 1,166
Cash and cash equivalents:
  Beginning of period                                                38,411              28,600                27,434
                                                                 -------------------------------------------------------
  End of period                                                    $ 38,815            $ 38,411              $ 28,600
                                                                 =======================================================
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest                                             $    669            $    960              $  1,230
                                                                 =======================================================
Cash paid for taxes                                                $ 11,672            $  9,724              $  7,533
                                                                 =======================================================
See notes to consolidated financial statements.

16 COST PLUS WORLD MARKET


notes to consolidated financial statements



Note 1. Summary of Business and Significant Accounting Policies

Business Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At February 3, 2001, the Company operated 127 stores in 19 states under the names "World Market," "Cost Plus World Market," "Cost Plus" and "Cost Plus Imports." The Company's product offerings are designed to provide solutions to customers' casual home furnishing and home entertaining needs. The offerings include home decorating items such as furniture and rugs, as well as a variety of tabletop and kitchen products. Cost Plus World Market stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus World Market offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The Company accounts for its operations as one operating segment.

Fiscal Year The Company's fiscal year end is the Saturday closest to the end of January. The fiscal year ended February 3, 2001 (fiscal 2000) contained 53 weeks. All other fiscal years presented consist of 52 weeks.

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

                                                       COST PLUS WORLD MARKET 17


Property and Equipment Furniture, fixtures and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which are generally three to ten years. Buildings and leasehold improvements are amortized on a straight-line basis over the lesser of the related lease terms or their useful lives.

Capital Leases Noncancelable leases which meet the criteria of capital leases are capitalized as assets and amortized on a straight-line basis over their related lease terms.

Other Assets Goodwill is amortized on a straight-line basis over 40 years. Lease rights and interests are amortized on a straight-line basis over their related lease terms.

Long-Lived Assets The Company's policy is to review annually the recoverability of all long-lived assets or whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's review as of February 3, 2001 and January 29, 2000, no adjustments to the carrying value of such assets were necessary.

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

Advertising Expense Advertising costs are expensed as incurred. For the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999, advertising costs were $27,156,000, $21,651,000 and $17,371,000, respectively.

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

18 COST PLUS WORLD MARKET


Comprehensive Income Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires that any items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company's comprehensive income and net income are the same for all periods presented.

Net Income per Share The following is a reconciliation of the weighted average number of shares used in the Company's Basic and Diluted per share computations.

                                                   Fiscal Year Ended
                                      -----------------------------------------
                                      February 3,    January 29,    January 30,
(In thousands)                               2001           2000           1999
                                      -----------------------------------------
Basic shares                               20,813         20,321         19,724
Effect of dilutive stock options              755            868            639
                                      -----------------------------------------
Diluted shares                             21,568         21,189         20,363
                                      =========================================

Stock-Based Compensation The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Impact of New Accounting Standards Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company does not utilize derivative instruments, however it has adopted SFAS 133 effective February 4, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

                                                       COST PLUS WORLD MARKET 19


Note 2. Property and Equipment

Property and equipment consist of the following:

                                           February 3,              January 29,
(In thousands)                                    2001                     2000
                                          -------------------------------------
Land and land improvements                    $    530                 $    530
Building and leasehold improvements             52,872                   44,188
Furniture, fixtures and equipment               60,281                   45,218
Facilities under capital leases                 27,449                   28,694
                                          -------------------------------------
   Total                                       141,132                  118,630
Less accumulated depreciation                  (62,438)                 (51,110)
                                          -------------------------------------
Property and equipment, net                   $ 78,694                 $ 67,520
                                          =====================================


Note 3. Other Assets

Other assets consist of the following:

                                           February 3,              January 29,
(In thousands)                                    2001                     2000
                                          -------------------------------------
Goodwill                                      $  3,972                 $  3,972
Deferred income taxes                            4,454                    2,222
Lease rights and interests                       3,146                    3,146
Other                                            8,340                    7,160
                                          -------------------------------------
  Total                                         19,912                   16,500
Less accumulated amortization                   (5,492)                  (4,788)
                                          -------------------------------------
Other assets, net                             $ 14,420                 $ 11,712
                                          =====================================

Note 4. Leases


The Company leases certain properties consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain provisions for two to three renewal options of five to ten years each, with renewal periods from 2001 to 2040 at the then-current market rates. The retail store, warehouse and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property.

20 COST PLUS WORLD MARKET


  The minimum rental payments required under capital leases (with interest rates generally at 12.75%) and noncancelable operating leases with an initial lease term in excess of one year at February 3, 2001, are as follows:


(In thousands)                                Capital Leases        Operating Leases             Total
-------------------------------------------------------------------------------------------------------
Fiscal year:
   2001                                         $  2,067               $ 33,113                $ 35,180
   2002                                            2,073                 32,264                  34,337
   2003                                            2,073                 31,263                  33,336
   2004                                            2,073                 30,175                  32,248
   2005                                            2,034                 27,934                  29,968
Thereafter through the year 2040                  25,500                145,610                 171,110
                                                -------------------------------------------------------
Minimum lease commitments                         35,820               $300,359                $336,179
Less amount representing interest                (21,966)              ================================
                                                --------
Present value of capital lease obligations        13,854
Less current portion                                (380)
                                                --------
Long-term portion                               $ 13,474
                                                ========

Accumulated depreciation related to capital leases amounted to $13,894,000 and $13,164,000 at February 3, 2001 and January 29, 2000, respectively. Depreciation expense related to capital leases is classified as occupancy cost. For the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999, such depreciation expense was $1,198,000, $1,223,000 and $1,223,000, respectively. Interest expense related to capital leases was $1,772,000, $1,898,000 and $1,962,000 for the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999, respectively.

  Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases, as well as sublease rental income, are as follows:

                                                                           Fiscal Year Ended
                                                           -------------------------------------------------
                                                             February 3,        January 29,     January 30,
(In thousands)                                                      2001               2000            1999
                                                           -------------------------------------------------
Operating leases:
  Minimum rental expense                                     $28,488                $22,732         $17,100
  Contingent rental expense                                      981                    937             821
  Less sublease rental income                                 (1,070)                (1,281)         (1,153)
                                                             ----------------------------------------------
     Total                                                   $28,399                $22,388         $16,768
                                                             ==============================================
Capital leases--contingent rental expense                    $ 1,047                $ 1,072         $ 1,022
                                                             ==============================================

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $4,665,000 as of February 3, 2001.

                                                       COST PLUS WORLD MARKET 21


Note 5. Revolving Line of Credit

Effective May 19, 2000, the Company entered into a new, unsecured revolving line of credit agreement with a bank, which expires June 1, 2002. This agreement replaced the amended October 12, 1998 revolving line of credit agreement. The new agreement allows for cash borrowings and letters of credit of up to $10.0 million from January 1 through June 30 of each year, $40.0 million from July 1, 2000 through December 31, 2000 and $50.0 million from July 1, 2001 through December 31, 2001. Interest is paid monthly based on the Company's election of the bank's reference rate minus 0.75% (7.75% at February 3, 2001) or IBOR/LIBOR plus 0.9%. The Company is subject to certain financial covenants customary with such agreements. At February 3, 2001, the Company had no outstanding borrowings under the line of credit and $4.1 million outstanding under letters of credit. Interest expense under borrowing arrangements was $167,000, $132,000 and $109,000 for the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999, respectively.


Note 6. Income Taxes

The provision for income taxes consists of the following:

                                                                                  Fiscal Year Ended
                                                                  ----------------------------------------------------
                                                                    February 3,           January 29,      January 30,
(In thousands)                                                             2001                  2000             1999
                                                                  ----------------------------------------------------
Current:
   Federal                                                            $13,442               $12,408           $ 8,621
   State                                                                2,517                 2,603             1,768
                                                                      -----------------------------------------------
      Total current                                                    15,959                15,011            10,389
                                                                      -----------------------------------------------
Deferred:
   Federal                                                             (1,788)               (2,074)           (1,556)
   State                                                                 (315)                 (351)             (371)
                                                                      -----------------------------------------------
      Total deferred                                                   (2,103)               (2,425)           (1,927)
                                                                      -----------------------------------------------
Provision for income taxes                                            $13,856               $12,586           $ 8,462
                                                                      ===============================================

22 COST PLUS WORLD MARKET


The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                                      Fiscal Year Ended
                                                        --------------------------------------------
                                                        February 3,      January 29,     January 30,
                                                               2001             2000            1999
                                                        --------------------------------------------
U.S. federal statutory tax rate                              35.0%           35.0%           35.0%
State income taxes (net of U.S. federal
   income tax benefit)                                        4.0             4.4             4.3
Non-deductible expenses                                       0.3             0.3             0.4
Other                                                        (0.3)           (0.7)           (0.7)
                                                        -----------------------------------------
Effective income tax rate                                    39.0%           39.0%           39.0%
                                                        =========================================

   Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                          February 3,         January 29,
(In thousands)                                                                   2001                2000
                                                                          -------------------------------
Current deferred tax asset:
   Deductible reserves                                                       $  241           $  370
Long-term deferred tax asset (liability):
   Deferred rent                                                              2,963             2,435
   Capital leases                                                              (860)           (1,215)
   Lease rights                                                                (549)             (624)
   Depreciation                                                               1,827               854
   Deferred compensation                                                        414               318
   Other                                                                        659               454
                                                                             ------------------------
     Total                                                                    4,454             2,222
                                                                             ------------------------
   Net deferred tax assets                                                   $4,695           $ 2,592
                                                                             ========================

Note 7. Equity and Stock Compensation Plans


Shareholder Rights Plan Each outstanding share of common stock has a Preferred Share Purchase Right (expiring on June 30, 2008) which is exercisable only upon the occurrence of certain change in control events.

                                                       COST PLUS WORLD MARKET 23


Options. The Company currently has options outstanding under two employee stock option plans: the 1994 Stock Option Plan ("1994 Plan") and the 1995 Stock
Option Plan ("1995 Plan"). The 1994 Plan permitted the granting of options to employees to purchase at fair market value as of the date of grant, up to 1,940,976 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1995 Plan in November 1995, the 1994 Plan was terminated except for options then outstanding.

  The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 4,368,006 shares of common stock, less the aggregate number of shares outstanding under the 1994 Plan grants or any shares issued upon exercise of options granted under the 1994 Plan (821,120 at February 3, 2001). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. An additional 350,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in February 2000 and by shareholders in June 2000.

  On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan ("Director Option Plan") which was last amended by the shareholders in June 2000. The Director Option Plan permits the granting of options to non-employee directors to purchase up to 253,675 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and vest as determined by the Board of Directors, generally over four years.

  A summary of activity under the above option Plans is set forth below:

                                                                                                        Weighted
                                                                                                         Average
                                                                                Shares            Exercise Price
                                                                          --------------------------------------
Outstanding at January 31, 1998 (733,527 exercisable
   at a weighted average price of $4.34)                                      2,360,092             $  6.99
     Granted                                                                    470,250               13.46
     Exercised                                                                 (708,030)               4.34
     Canceled and expired                                                      (268,691)               8.94
                                                                              -----------------------------
Outstanding at January 30, 1999 (462,690 exercisable
   at a weighted average price of $6.89)                                      1,853,621                9.36
     Granted                                                                    644,509               22.27
     Exercised                                                                 (576,035)               8.69
     Canceled and expired                                                      (202,918)              14.96
                                                                              -----------------------------
Outstanding at January 29, 2000 (366,508 exercisable
   at a weighted average price of $8.02)                                      1,719,177               13.80
     Granted                                                                    623,137               19.72
     Exercised                                                                 (467,685)             (10.97)
     Canceled and expired                                                      (143,106)             (19.51)
                                                                              -----------------------------
Outstanding at February 3, 2001                                               1,731,523             $ 16.21
                                                                              =============================

24 COST PLUS WORLD MARKET


Additional information regarding options outstanding as of February 3, 2001 is as follows:

                                                                                                      Options Exercisable
                                                                                              ---------------------------------
                                                       Weighted
                                   Remaining            Average            Weighted                                    Weighted
                                      Number        Contractual             Average                  Number             Average
Range of Exercise Prices         Outstanding         Life (Yrs.)     Exercise Price             Exercisable      Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
$ 2.56-$ 2.64                      21,871               4.2               $ 2.60                  21,871                 $ 2.60
  5.03-  7.00                     216,669               5.3                 5.80                 199,793                   5.70
  8.00- 10.72                     346,915               6.5                10.46                 151,612                  10.23
 13.11- 17.81                     792,244               8.4                15.79                 162,312                  14.90
 20.06- 27.17                     112,775               9.2                24.94                  11,775                  26.29
 31.13- 33.81                     241,049               8.8                32.35                 112,517                  32.80
                                -----------------------------------------------------------------------------------------------
                                1,731,523               7.7               $16.21                 659,880                 $13.89
                                ===============================================================================================

At February 3, 2001, 778,526 and 121,290 shares were available for future grants under the 1995 Stock Option Plan and the 1996 Director Stock Option Plan, respectively.

Employee Stock Purchase Plan On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan ("Purchase Plan"). A total of 675,000 shares have been authorized for issuance under the Purchase Plan, of which 121,290 remain available for issue as of February 3, 2001. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period.

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

                                                       COST PLUS WORLD MARKET 25


  Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method at the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                   Fiscal Year Ended
                                                    ------------------------------------------------
                                                    February 3,       January 29,       January 30,
                                                          2001              2000              1999
                                                    ------------------------------------------------
Stock volatility                                           65.0%             63.0%             52.6%
Risk free interest rates                                    6.4%              5.4%              5.4%
Expected life after vesting (in years)                      1.8               1.8               1.8
Weighted average fair value per share granted            $11.22            $12.35             $6.57
Expected dividends                                           --                --                --

The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1995 through fiscal 2000 awards had been amortized to expense over the vesting period of the awards, consistent with the methods of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                        Fiscal Year Ended
                                      ------------------------------------------------
(In thousands, except                   February 3,       January 29,      January 30,
per share data)                                2001              2000             1999
                                      ------------------------------------------------
Net income
   As reported                             $21,672            $19,685          $13,236
   Pro forma                                17,981             17,724           11,983
Basic net income per share
   As reported                             $  1.04            $  0.97          $  0.67
   Pro forma                                  0.86               0.87             0.61
Diluted net income per share
   As reported                             $  1.00            $  0.93          $  0.65
   Pro forma                                  0.83               0.84             0.59

The impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, pro forma adjustments presented in the previous table are not necessarily indicative of future period pro forma adjustments, when the calculation will include all applicable stock options.

26 COST PLUS WORLD MARKET


Note 8. Employee Benefit Plans

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 15% of their salaries to a maximum of $10,500 per year and qualify for favorable tax treatment under
Section 401(k) of the Internal Revenue Service Code. In fiscal 1997, the Company began matching 25% of the employee's contribution, up to a maximum of 3% of base salary. In fiscal 2000, the Company increased its matching to 50% of the employee's contribution, up to a maximum of 4% of base salary. The Company contributed approximately $328,000 in fiscal 2000, $105,000 in fiscal 1999 and $90,000 in fiscal 1998.

  In addition, a non-qualified deferred compensation plan is available to certain employees whose benefits are limited under Section 401(k) of the Internal Revenue Service Code. Compensation deferrals approximated $514,000 for fiscal 2000 and $253,000 for fiscal 1999.

Note 9. Related Party Transactions

In February 1998, the Company repurchased 337,503 shares of common stock for $3,750,000 from its former Chief Executive Officer.

                                                       COST PLUS WORLD MARKET 27


independent auditors' report

Board of Directors and Shareholders
Cost Plus, Inc.
Oakland, California

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000 and the results of their operations and their cash flows for the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 12, 2001

28 COST PLUS WORLD MARKET


directors, officers and corporate data


Directors                                                               Senior Officers
Murray H. Dashe                                                         Murray H. Dashe
Chairman, Chief Executive Officer and President,                        Chairman of the Board, Chief Executive Officer and
Cost Plus, Inc.                                                         President

Joseph H. Coulombe/1/                                                   John F. Hoffner
Independent Management Consultant                                       Executive Vice President, Administration and
                                                                        Chief Financial Officer
Barry J. Feld/2/
President, Chief Executive Officer,                                     Kathi P. Lentzsch
PCA International, Inc.                                                 Executive Vice President, Business Development
Professional Photography Service Firm
                                                                        Joan S. Fujii
Danny W. Gurr/1/                                                        Senior Vice President, Human Resources
President, Dorling Kindersley Publishing, Inc.
Book and Media Publishing Products                                      Richard L. Grice
                                                                        Senior Vice President, Logistics
Kim D. Robbins/2/
Director of Product Development,                                        Stephen L. Higgins
Jack Nadel, Inc.                                                        Senior Vice President, Merchandising
Direct Response Marketing Agent
                                                                        Gary D. Weatherford
Fredric M. Roberts/2/                                                   Senior Vice President, Store Operations
President, F. M. Roberts and Company, Inc.
Investment Banking Firm                                                 Officers

Thomas D. Willardson/1/                                                 Michael J. Allen
Senior Vice President of Finance and Treasurer,                         Vice President, Store Development
Leap Wireless International
Wireless Communication Carrier                                          Gail H. Fuller
                                                                        Vice President, Divisional Merchandise Manager,
/1/  Member of the Audit Committee of the Board of Directors.           Trend Director
/2/  Member of the Compensation Committee of the Board of Directors.
                                                                        Alan J. Gardner
                                                                        Vice President, General Counsel and Secretary
Corporate Data
                                                                        Patricia A. Juckett
Corporate Headquarters                                                  Vice President, Marketing and Advertising
Cost Plus, Inc.
200 4th Street                                                          John J. Luttrell
Oakland, CA 94607                                                       Vice President, Controller

www.costplusworldmarket.com                                             Ronald J. Rouse
                                                                        Vice President, Planning and Allocation
Annual Report (Form 10-K)
A copy of the Company's fiscal 2000 Annual Report on                    Judith A. Soares
Form 10-K as filed with the Securities and Exchange                     Vice President, Information Systems
Commission is available to shareholders by contacting:
Investor Relations Department at the address above
or by calling: (510) 893-7300, ext. 3003.

Transfer Agent and Registrar
Bank Boston
c/o EquiServe, LP
Boston, MA
(781) 575-3120

Independent Auditors
Deloitte & Touche LLP
San Francisco, CA

Of Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

                                                       COST PLUS WORLD MARKET 29


cost plus world market across the country one hundred thirty-two stores nationwide*

Arizona                                 San Francisco                   Michigan                        Oregon
Chandler                                San Jose (2)                    Ann Arbor                       Clackamas
Mesa                                    San Luis Obispo                 Auburn Hills                    Gresham
Peoria                                  San Mateo                       Kentwood                        Portland
Phoenix (2)                             Santa Ana                       Lansing                         Tigard
Scottsdale (2)                          Santa Cruz                      Portage
Tucson                                  Santa Rosa                      Rochester Hills                 Texas
                                        Temecula                        Shelby Township                 Austin (3)
California                              Thousand Oaks                   Troy                            Dallas
Brea                                    Torrance                        Westland                        Fort Worth
Citrus Heights                          Valencia                                                        Grapevine
City of Industry                        Walnut Creek                    Missouri                        Houston (5)
Colma                                   West Los Angeles                Brentwood                       Plano (2)
Concord                                 Woodland Hills                  Chesterfield                    San Antonio (3)
Escondido                                                               Sunset Hills
Fremont                                 Colorado                                                        Virginia
Fresno                                  Aurora                          Nebraska                        Fairfax
Glendale                                Denver (2)                      Omaha                           Falls Church
La Jolla
La Mesa                                 Georgia                         Nevada                          Washington
Lakewood                                Atlanta (3)                     Las Vegas (2)                   Bellevue
Marin                                                                   Reno                            Lynnwood
Mission Viejo                           Idaho                                                           Seattle
Modesto                                 Boise                           New Mexico                      Spokane
Mountain View                                                           Albuquerque                     Tacoma
Northridge                              Illinois                        Santa Fe                        Tukwila
Oakland                                 Aurora
Oceanside                               Chicago (2)                     North Carolina                  Wisconsin
Ontario                                 Evanston                        Cary                            Madison
Palm Desert                             Gurnee                          Charlotte (2)
Pasadena                                Northbrook                                                      *As of March 31, 2001
Pleasanton                              Oak Brook                       Ohio
Roseville                               Orland Park                     Akron
Sacramento                              Schaumburg                      Avon
San Diego                               Skokie                          Cincinnati (4)
San Dimas                               St. Charles                     Columbus (3)
                                                                        Mayfield Heights
                                        Indiana                         Mentor
                                        Carmel                          North Canton
                                                                        North Olmsted

                                                   [Graphic Appears Here]

                                                   Cost Plus World Market
                                                   Investor Relations
                                                   200 4th Street
                                                   Oakland, CA 94607
                                                   www.costplusworldmarket.com