Form 10-K, Exhibit 13
period 2002-02-02
COST PLUS INC/CA/
filed 2002-05-03
CIK 798955

                                                                      EXHIBIT 13

                                                                 Murray H. Dashe
                                 Chairman, Chief Executive Officer and President

To Our Shareholders

In 2001, Cost Plus World Market faced its most challenging year in a decade. Like many retailers, we were confronted by a slowing economy and the dramatic decline in consumer spending which followed the events of September 11. Additionally, problems that arose during the development and deployment of new distribution systems and processes temporarily impeded the flow of merchandise to our stores, further damaging third quarter sales. I'm pleased to report, however, that we rose to meet all of these challenges. In the fourth quarter, merchandise flowed more quickly and smoothly than ever in our history, and our fourth quarter operating results were at record levels. This momentum has continued into fiscal 2002.

                                                                          CPWM 4

                                    [PICTURE]




                                Murray H. Dashe
                Chairman, Chief Executive Officer and President

                                                                          CPWM 5

SOLID OPERATING RESULTS For the 52 weeks ended February 2, 2002, Cost Plus World Market sales were $568.5 million, up 15.2% from $493.7 million for the 53 weeks of fiscal 2000. The majority of this sales growth came from our stores outside California, since the impact of the recession has been greater in our home state. Same store sales for the year rose 0.3%, primarily reflecting the softness of the midyear period, but fourth quarter same store sales rebounded to a 2.7% increase year-to-year. While net income for fiscal 2001 at $20.2 million, or $0.93 per share, lagged the prior year's $21.7 million, or $1.00 per share, the Company's strong return to record earnings of $19.8 million, or $0.91 per share, in the fourth quarter, provided evidence that we had effectively resolved the issues facing us.

Along the way we improved operating efficiencies and eliminated weaknesses. The challenges of this past year also proved the capability of a number of key employees whose performances in the face of adversity were truly exceptional. Some of these people have recently been promoted in recognition of their contributions, and this letter would be incomplete without acknowledging their efforts -- and indeed, the efforts of all Cost Plus World Market's employees -- during 2001. We are confident that our management team is now the strongest it has ever been, and among the finest in the retail industry.

From management's perspective, then, the Company emerged from fiscal 2001 leaner and stronger, and able to identify and solve tough problems effectively. We also feel that our solid financial results for the year and the consistently strong performance of our new stores demonstrate the continuing power of Cost Plus World Market's unique retail concept.

The rest of this year's annual report is devoted to describing this successful concept in more detail, and you are encouraged to read on to learn how the particular attributes that differentiate Cost Plus World Market -- our unique product assortment, our value orientation, and the casual, comfortable and fun shopping environment of our stores -- translate into competitive advantage and consistently strong operating results.

A UNIQUE -- AND PROVEN -- RETAIL CONCEPT At the heart of this concept is our ability to source, develop and sell products that shoppers often won't find anywhere else. Customers come to Cost Plus World Market knowing they'll find great values and high quality, but they also expect to find originality and authenticity. That has always been one of our hallmarks and it is why as much as 60% of our product assortment is new every year. Doing this successfully requires a clear sense of market trends -- which comes from listening carefully to our customers -- coupled with a great deal of creativity from our buyers and product development teams. It also requires constant experimentation. Throughout the year, we test new product ideas in a limited number of stores to determine which merchandise has enduring, broad-based appeal. Those products are then rolled out into all our stores. The most successful products can evolve into categories; the most successful categories can grow into entire departments.

The ability to develop and establish popular new product lines has made Cost Plus World Market an increasingly strong competitor in the growing market for home furnishings. It has also helped drive our top and bottom line growth for more than a decade. In 2001, for example, we saw steadily rising consumer demand for our home office furniture and bed and bath furnishings, both of which are recent experiments that have quickly grown into popular new product categories. By focusing a higher percentage of our November and December marketing efforts around these and other home furnishing categories, we were able to stimulate increased sales of all our home merchandise during the important Holiday selling season. The Holiday

6 CPWM
season is traditionally very strong for our food and beverage products, and this year was no exception. However, the shift in sales mix toward our higher-margin home furnishing offerings had a positive impact on our fourth quarter profitability. And, again, we are seeing these sales trends continuing into fiscal 2002.

A COMMITMENT TO PROFITABLE GROWTH Supporting such a large, eclectic and continuously changing product assortment requires a highly efficient distribution operation, and as previously noted, in fiscal 2001 we implemented new systems and significantly strengthened our distribution management Company-wide in order to improve our overall inventory management. That goal has been achieved.

This success has resulted from the hard work of many individuals throughout the Company and is reflected in how much more efficient our distribution operations are today. We have learned a great deal from our distribution development experience, and we are putting those lessons to work as we prepare for the mid-2002 opening of our new 500,000 square-foot distribution center near Norfolk, Virginia. With exhaustive planning, in-depth training and a carefully phased rollout, we are confident that the new facility will come online successfully and be operating efficiently at needed capacity by the Holiday season.

BUILDING ON OUR MOMENTUM IN FISCAL 2002 Indeed, as we move forward into fiscal 2002, we are confident about all aspects of Cost Plus World Market's operations. Our unique and evolving product assortment is generating strong store traffic and growing customer interest in our expanded home furnishings offering. Our Company-wide cost control efforts continue to improve our operating efficiency. And our concept is proving very popular in each new market we enter. Our goal for fiscal 2002 is to add a net of 25 new stores -- mostly in the Midwest, East and Southeast -- for a total of 175 stores in 23 states at year end, with more than 70% of our stores outside our home base of California. Ultimately we believe we can operate up to 450 stores nationwide located in both large and medium-sized metropolitan markets, meaning there is still a great deal of growth potential for Cost Plus World Market.

Our job now is to realize that potential, and all of us at the Company are committed both to improving our operating performance and to translating our success into increased shareholder value at Cost Plus World Market. We look forward to reporting to you on our continued progress toward these goals in the months and years ahead.


/s/ Murray Dashe

Murray H. Dashe
Chairman, Chief Executive Officer and President
March 2002

                                                                          CPWM 7

             Net Sales
      (dollars in millions)

1997         260.5
1998         315.1
1999         402.3
2000         493.7
2001         568.5


        Operating Income
      (dollars in millions)

1997           18.1
1998           22.9
1999           33.1
2000           36.2
2001           34.1


           Net Income
      (dollars in millions)

1997         10.0
1998         13.2
1999         19.7
2000         21.7
2001         20.2


               Five Year Compound
               Annual Growth Rate
                   1997-2001
Stores   Sales    Operating Income  Net Income

 21%      21%           18%           22%

16 CPWM

          MANAGEMENT'S DISCUSSION AND ANALYSIS                               18
          FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                       22
          CONSOLIDATED BALANCE SHEETS                                        27
          CONSOLIDATED STATEMENTS OF OPERATIONS                              28
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                    29
          CONSOLIDATED STATEMENTS OF CASH FLOWS                              30
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         31
          INDEPENDENT AUDITORS' REPORT                                       41
          DIRECTORS, OFFICERS AND CORPORATE DATA                             42
          STORE LOCATIONS                                                    43

                                                                         CPWM 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

An asterisk "*" denotes a forward-looking statement reflecting current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in such forward-looking statements and shareholders of Cost Plus, Inc. (the "Company" or "Cost Plus") should carefully review the cautionary statements set forth in this Annual Report, including "Quarterly Results and Seasonality" beginning on page 23. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Cost Plus, Inc. and its subsidiaries' discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Estimates and assumptions include, but are not limited to, inventory values, fixed asset lives, intangible asset values, deferred income taxes, self-insurance reserves and the impact of contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. The Company has also chosen certain accounting policies when options are available, including:

        .  the retail inventory method of accounting for inventories.
        . the intrinsic value method to account for common stock incentive awards.

     These accounting policies are applied consistently for all years presented. Operating results would be affected if other alternatives were used. Information about the impact on operating results by using APB Opinion No. 25 "Accounting for Stock Issued to Employees" is included in footnote 7 to the consolidated financial statements.

     Although not all inclusive, the Company believes that the following represent the more critical estimates and assumptions used in the preparation of the consolidated financial statements.

REVENUE RECOGNITION The Company's revenue recognition process does not involve significant judgment or estimates. A provision for sales returns is estimated and recorded in the current year based on actual returns subsequent to year end.

NET SALES Net sales consist of sales from comparable stores and non-comparable stores. A store is not included in comparable store sales until the first day of the fiscal month beginning with the fourteenth full fiscal month of sales. Non-comparable store sales include sales in the current fiscal year from stores opened during the previous fiscal year before they are considered comparable stores and new stores opened during the current fiscal year.

INVENTORY Inventories are stated at the lower of cost or market under the retail inventory method ("RIM"), in which the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, the Company's use of the retail inventory method will result in valuing inventories at lower of cost or market as markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markdowns

18 CPWM
and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. These estimates, coupled with the fact that the RIM is an averaging process can, under certain circumstances, produce distorted or inaccurate cost figures. To reduce the potential of such distortions in the valuation of inventory, the Company's RIM utilizes 26 departments in which fairly homogeneous classes of merchandise inventories having similar gross margins are grouped. In addition, failure to take timely markdowns could result in an overstatement of cost under the lower of cost or market principle. When necessary, the Company records a markdown allowance that reduces inventory value to the lower of cost or market. Management believes that the Company's RIM provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market.*

INSURANCE / BENEFITS The Company records estimates for certain health and welfare, workers' compensation and casualty insurance costs that are self-insurance programs with per occurrence and aggregate limits on losses. Should a greater amount of claims occur compared to what was estimated or costs of medical care increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

OTHER ACCOUNTING ESTIMATES Estimates inherent in the preparation of the Company's financial statements include those associated with the evaluation of the recoverability of deferred tax assets and goodwill as well as those used in the determination of liabilities related to litigation, claims and assessments. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historic experience and current and expected economic conditions. The Company constantly reevaluates these significant factors and makes adjustments where facts and circumstances dictate. To date, actual results have not significantly deviated from those determined using the estimates described above.

     The Company has not recorded a valuation allowance to reduce its deferred tax assets. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

     The Company had goodwill in the amount of $4.2 million at February 2, 2002. In connection with the adoption of Statement of Financial Accounting Standard
(SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company performed an impairment test which resulted in no impairment being identified.

     The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position or results of operations.* It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings.* The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling the matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability in these matters may change.*

                                                                         CPWM 19

FORWARD-LOOKING STATEMENTS AND FACTORS AFFECTING FUTURE PERFORMANCE

This report includes a number of forward-looking statements, which reflect the Company's current beliefs and estimates with respect to future events and the Company's future financial performance, operations and competitive position. The words "expect," "anticipate," "estimate," "believe," "looking ahead," "forecast," "plan" and similar expressions identify forward-looking statements.

     The Company's continued success depends, in part, upon its ability to increase sales at existing locations, to open new stores and to operate stores on a profitable basis. There can be no assurance that the Company's existing strategies and store expansion program will result in a continuation of revenue and profit growth. Future economic and industry trends that could potentially impact revenue and profitability remain difficult to predict.

     The forward-looking statements that are contained in this report are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from historical results or current expectations. These factors include, without limitation, a general deterioration in economic trends, ongoing competitive pressures in the retail industry, obtaining acceptable store locations, timely introduction and customer acceptance of its merchandise offering, the Company's ability to successfully open its new distribution center in a timely and cost-effective manner, the Company's ability to successfully extend its geographic reach into new markets, unseasonable weather trends, changes in the level of consumer spending on or preferences for home-related merchandise, the Company's ability to attract and retain the retail talent necessary to execute its strategies, international political strife and the effects on the flow or price of merchandise from overseas, further terrorist attacks and our nation's response thereto and the Company's ability to implement and integrate various new systems and technologies. In addition, the Company's corporate headquarters, one of its distribution centers and approximately one-third of its stores are located in California. Therefore, a downturn in the California economy or a major natural disaster there could significantly affect the Company's operating results and financial condition.

     In addition to the above factors, the retail industry is highly seasonal. The net sales of the Company for the fourth (Holiday) fiscal quarter are historically higher than each of the first three fiscal quarters. The Company has realized a significant portion of its profits in each fiscal year during the fourth fiscal quarter. If intensified price competition, lower than anticipated consumer demand or other factors were to occur during the fourth fiscal quarter, the Company's fiscal year results could be adversely affected.

RESULTS OF OPERATIONS
FISCAL 2001 COMPARED TO FISCAL 2000

NET SALES Net sales increased $74.8 million, or 15.2%, to $568.5 million in fiscal 2001, a 52-week fiscal year, from $493.7 million in fiscal 2000, a 53-week fiscal year. The increase in net sales was attributable to new stores and a slight increase in comparable store sales. Comparable store sales rose 0.3% for fiscal 2001, compared to a 4.6% increase in fiscal 2000. Comparable store sales were impacted by lower sales in the third fiscal quarter due primarily to the weak economy, temporarily exacerbated by the September 11th tragedy and an impeded flow of goods to stores associated with the installation of a new warehousing system. Comparable store sales decreased 7.4% in the third fiscal quarter, yet recovered to a 2.7% increase for the fourth fiscal quarter of 2001. As of February 2, 2002, the Company operated 150 stores compared to 127 stores as of February 3, 2001.

20 CPWM

GROSS PROFIT As a percentage of net sales, gross profit was 34.4% in fiscal 2001 and 35.9% in fiscal 2000. The reduction is substantially explained by a sales mix shift to lower margin consumable goods and higher markdowns to stimulate foot traffic. Reduced leverage on occupancy costs from a higher percentage of new stores in the base and increased transportation costs also negatively impacted margin. Newer stores generally have higher occupancy costs as a percentage of sales until they reach maturity.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES As a percentage of net sales, SG&A expenses increased slightly to 27.6% in the current year from 27.5% last year. The increase in the SG&A expense rate resulted primarily from reduced sales leverage on lower comparable store sales growth, higher depreciation due to new stores and new information systems.

STORE PREOPENING EXPENSES Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $4.6 million in fiscal 2001 and $5.0 million in fiscal 2000. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 23 stores in fiscal 2001 compared to 24 stores in fiscal 2000.

NET INTEREST EXPENSE Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $962,000 in fiscal 2001 and $666,000 in fiscal 2000. The increase in net interest expense was due to lower interest earned on investments due to a significant drop in the prime rate and higher average borrowings.

INCOME TAXES The Company's effective tax rate was 39.0% in both fiscal 2001 and fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

NET SALES Net sales increased $91.4 million, or 22.7%, to $493.7 million in fiscal 2000, a 53-week fiscal year, from $402.3 million in fiscal 1999, a 52-week fiscal year. The increase in net sales was attributable to new stores and an increase in comparable store sales. Comparable store sales rose 4.6% for fiscal 2000, as a result of a larger average transaction. As of February 3, 2001, the Company operated 127 stores compared to 103 stores as of January 29, 2000.

GROSS PROFIT As a percentage of net sales, gross profit was 35.9% in fiscal 2000 and 36.5% in fiscal 1999. This change is substantially explained by heavier promotional and clearance markdowns to meet competitive sales pressures, reduced leverage on occupancy costs from a higher percentage of new stores in the base, as well as increased fuel and transportation costs. Newer stores generally have higher occupancy costs as a percentage of sales until they reach maturity.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES As a percentage of net sales, SG&A expenses increased slightly to 27.5% in the current fiscal year from 27.4% in fiscal 1999. The increase in the SG&A expense rate resulted primarily from higher advertising expenditures to respond to a more difficult retail environment in the fourth quarter.

STORE PREOPENING EXPENSES Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $5.0 million in fiscal 2000 and $3.7 million in fiscal 1999. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 24 stores in fiscal 2000 compared to 18 stores in fiscal 1999.

NET INTEREST EXPENSE Net interest expense, which includes interest on capital leases and interest expense net of interest income, was $666,000 in fiscal 2000 and $859,000 in fiscal 1999. The modest decrease in net interest expense was due to higher interest rates on short-term investments and a modest increase in the average cash balances available for investment.

INCOME TAXES The Company's effective tax rate was 39.0% in both fiscal 2000 and fiscal 1999.

                                                                         CPWM 21

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                                         Fiscal Year
                                                                   --------------------------------------------------------
(In thousands, except per share and selected operating data)           2001     2000/1/        1999        1998        1997
                                                                   --------------------------------------------------------
Statement of Operations Data:
Net sales                                                          $568,472    $493,661    $402,292    $315,135    $260,494
Cost of sales and occupancy                                         372,948     316,500     255,383     200,023     164,394
                                                                   --------------------------------------------------------
  Gross profit                                                      195,524     177,161     146,909     115,112      96,100
Selling, general and administrative expenses                        156,832     135,923     110,108      89,261      75,238
Store preopening expenses                                             4,612       5,044       3,671       2,927       2,744
                                                                   --------------------------------------------------------
Income from operations                                               34,080      36,194      33,130      22,924      18,118
Net interest expense                                                    962         666         859       1,226       1,679
                                                                   --------------------------------------------------------
Income before income taxes                                           33,118      35,528      32,271      21,698      16,439
Income taxes                                                         12,916      13,856      12,586       8,462       6,432
                                                                   --------------------------------------------------------
Net income                                                         $ 20,202    $ 21,672    $ 19,685    $ 13,236    $ 10,007
                                                                   ========================================================
Net income per share -- basic                                      $   0.95    $   1.04    $   0.97    $   0.67    $   0.53
Net income per share -- diluted                                    $   0.93    $   1.00    $   0.93    $   0.65    $   0.51
Weighted average shares outstanding -- basic                         21,355      20,813      20,321      19,724      18,734
Weighted average shares outstanding -- diluted                       21,756      21,568      21,189      20,363      19,574
                                                                   ========================================================
Selected Operating Data:
Percent of sales:
  Gross profit                                                         34.4%       35.9%       36.5%       36.5%       36.9%
  Selling, general and administrative expenses                         27.6%       27.5%       27.4%       28.3%       28.9%
  Income from operations                                                6.0%        7.3%        8.2%        7.3%        7.0%
Number of stores:
  Opened during period                                                   23          24          18          15          12
  Closed during period                                                   --          --          --          --          --
  Open at end of period                                                 150         127         103          85          70
Average sales per selling square foot/2/                           $    258    $    273    $    269    $    258    $    259
Comparable store sales increase                                         0.3%        4.6%        8.6%        5.5%        7.0%
                                                                   ========================================================
Balance Sheet Data (at period end):
Working capital                                                    $117,381    $ 98,001    $ 80,663    $ 61,031    $ 52,630
Total assets                                                        317,940     252,865     214,699     173,141     152,000
Note payable and capital lease obligations,
  less current portion                                               33,216      13,474      14,416      15,110      15,692
Total shareholders' equity                                          198,709     169,121     138,335     109,403      95,609
Current ratio                                                          2.54        2.59        2.47        2.43        2.52
Debt to equity ratio                                                   17.2%        8.2%       10.9%       14.3%       16.9%
                                                                   ========================================================

/1/ The Company's fiscal year end is the Saturday closest to the end of January.
    Fiscal 2000 was 53 weeks and ended on February 3, 2001. All other fiscal years presented consisted of 52 weeks.

/2/ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.

22 CPWM

INFLATION

The Company does not believe that inflation has had a material effect on its financial condition and results of operations during the past three fiscal years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS AND SEASONALITY

The following table sets forth the Company's unaudited quarterly operating results for the eight most recent quarterly periods.

                                                                                     Fiscal Quarters Ended
                                                             -----------------------------------------------------------------------
(In thousands, except per share data and number of stores)   May 5, 2001    August 4, 2001     November 3, 2001     February 2, 2002
                                                             -----------------------------------------------------------------------
Net sales                                                     $112,915        $112,101            $113,544             $229,912
Gross profit                                                    37,261          37,342              36,294               84,627
Net income (loss)                                                1,233           1,509              (2,321)              19,781
Net income (loss) per share
        Basic                                                 $   0.06        $   0.07            $  (0.11)            $   0.93
        Diluted                                               $   0.06        $   0.07            $  (0.11)            $   0.91
Number of stores open
        at end of period                                           132             137                 145                  150

                                                                                    Fiscal Quarters Ended
                                                             -----------------------------------------------------------------------
(In thousands, except per share data and number of stores)   April 29, 2000  July 29, 2000   October 28, 2000    February 3, 2001/1/
                                                             -----------------------------------------------------------------------
Net sales                                                       $ 92,238        $ 92,765          $101,913            $206,745
Gross profit                                                      31,791          31,633            35,333              78,404
Net income                                                         1,133           1,449               283              18,807
Net income per share
        Basic                                                   $   0.06        $   0.07          $   0.01            $   0.90
        Diluted                                                 $   0.05        $   0.07          $   0.01            $   0.87
Number of stores open
        at end of period                                             109             113               122                 127

/1/ The three months ended February 3, 2001 was a fourteen-week period as compared to the three months ended February 2, 2002 which was a thirteen-week period.

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the fourth quarter (Holiday) season. Due to the importance of the Holiday selling season, the fourth quarter of each fiscal year has historically contributed and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year.* Any factors negatively affecting the Company during the Holiday selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, may incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in

                                                                         CPWM 23
which it will be sold, particularly for the Holiday selling season. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost gross sales due to insufficient inventory or lost gross margin due to the need to mark down excess inventory.

     The Company's quarterly results of operations may also fluctuate based upon such factors as delays in the flow of merchandise, changes in the anticipated opening of the Company's new distribution center in mid-2002, the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, refurbishments or relocations, competitive factors, changes in fuel and other shipping costs, general economic conditions, increases in utility costs in California and other states where the Company has operations, labor market fluctuations, changes in accounting rules and regulations and unseasonable weather conditions.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily from internally generated funds and seasonal borrowings under the Company's revolving credit facility. The Company believes that the combination of its cash and cash equivalents, internally generated funds and available borrowings under a revolving line of credit will be sufficient to finance its working capital and capital expenditure requirements for at least the next twelve months.*

     Net cash provided by operating activities totaled $28.0 million for fiscal 2001, an increase of $5.9 million from fiscal 2000. The increase in net cash provided by operating activities is primarily due to an increase in current liabilities, partially offset by an increase in inventories and deposits on equipment for the Company's second distribution center to be opened in fiscal 2002.

     Net cash used in investing activities, primarily capital expenditures for new stores, totaled $27.4 million in fiscal 2001 compared to $26.5 million in fiscal 2000. The Company estimates that fiscal 2002 capital expenditures will approximate $26.5 million, including approximately $14.0 million for new stores, $5.0 million for information systems projects, the most significant of which is a warehouse management system for the Virginia distribution center (VDC), and $5.1 million for distribution center projects, primarily equipment to outfit the VDC.* Additionally $4.5 million of equipment purchases for the VDC will be financed under capital lease arrangements.*

     Net cash provided by financing activities was $6.0 million in fiscal 2001 and $4.8 million in fiscal 2000 which were primarily proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans.

     The table below presents significant contractual obligations of the Company at February 2, 2002.

Contractual Obligations (in millions)   Less than 1 year   1-3 years    4-5 Years    After 5 Years   Total Amount Committed
---------------------------------------------------------------------------------------------------------------------------
Operating leases                             $ 42.3         $  117.4      $ 70.4        $ 121.0           $ 351.1
Capital leases (principal and interest)         4.0             12.1         8.0           52.0              76.1
                                             --------------------------------------------------------------------
Total contractual obligations                $ 46.3         $  129.5      $ 78.4        $ 173.0           $ 427.2
                                             ====================================================================

As of February 2, 2002, the Company did not have any other debt outstanding. The Company has no financial arrangements involving special purpose entities or lease agreements commonly described as synthetic leases.

24 CPWM

     The Company has an unsecured revolving line of credit agreement with a bank. The agreement allows for cash borrowings and letters of credit up to $25.0 million from January 1, 2002 through the expiration date of June 1, 2002. Interest is paid monthly based on the Company's election of the bank's reference rate minus 0.75% (4.00% at February 2, 2002) or IBOR/LIBOR plus 0.9%. The Company is subject to certain financial covenants customary with such agreements. At February 2, 2002, the Company had no outstanding borrowings under the line of credit and $8.2 million outstanding under letters of credit.

     The line of credit represents the Company's only commercial credit facilities. The Company believes the line of credit is sufficient to provide for borrowing needs.*

     The Company has received two proposals for an unsecured credit facility to replace the agreement expiring on June 1, 2002. The terms of each of the proposals provide up to a maximum of $75 million in available credit. The Company anticipates it will be subject to certain financial covenants customary with such agreements.

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, in fiscal 2001. Adoption of this statement does not have an impact on the Company's current financial position or results of operations.

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," (effective for the Company for fiscal 2002). SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standard will reduce annual amortization expense by approximately $312,000, in fiscal 2002.*

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which becomes effective for the Company for fiscal 2002. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.*

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to financial market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

INTEREST RATE RISK The interest payable on the Company's bank line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt were to rise 40 basis points (a 10% change from the Company's borrowing rate as of February 2, 2002), the Company's results of operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments which are also affected by changes in market interest rates.

FOREIGN CURRENCY RISKS The Company enters into a significant amount of purchase obligations outside of the United States of America which are settled in U.S. Dollars and, therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

                                                                         CPWM 25

STOCK ACTIVITY

The Company's common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM." The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market.

                                                  Price Range
                                                ----------------
                                                 High      Low
                                                ----------------
FISCAL YEAR ENDED FEBRUARY 2, 2002
First Quarter                                   $27.81    $21.13
Second Quarter                                   30.18     25.25
Third Quarter                                    27.00     15.29
Fourth Quarter                                   27.94     20.20

FISCAL YEAR ENDED FEBRUARY 3, 2001
First Quarter                                   $35.19    $15.94
Second Quarter                                   35.88     24.13
Third Quarter                                    38.81     24.81
Fourth Quarter                                   31.94     19.19

     As of April 9, 2002, the Company estimated it has approximately 6,200 shareholders. The Company's present policy is to retain its earnings to finance growth and does not intend to pay cash dividends.

26 CPWM

CONSOLIDATED BALANCE SHEETS


                                                            February 2,  February 3,
(In thousands, except share amounts)                               2002         2001
                                                            ------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                   $ 45,420     $ 38,815
   Merchandise inventories                                      131,344      109,829
   Other current assets                                          16,789       11,107
                                                            ------------------------
        Total current assets                                    193,553      159,751
Property and equipment, net                                     110,922       78,694
Goodwill                                                          4,178        4,340
Other assets                                                      9,287       10,080
                                                            ------------------------
        Total assets                                           $317,940     $252,865
                                                            ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                            $ 43,990     $ 31,592
   Income taxes payable                                          10,082        9,933
   Accrued compensation                                           8,305        8,506
   Other current liabilities                                     13,795       11,719
                                                            ------------------------
        Total current liabilities                                76,172       61,750
Capital lease obligations                                        33,216       13,474
Other long-term obligations                                       9,843        8,520
Shareholders' equity:
   Preferred stock, $.01 par value: 5,000,000 shares
     authorized; none issued and outstanding                         --           --
   Common stock, $.01 par value: 67,500,000 shares
     authorized; issued and outstanding 21,549,643 and
     21,005,337 shares                                              215          210
   Additional paid-in capital                                   131,730      122,349
   Retained earnings                                             66,764       46,562
                                                            ------------------------
        Total shareholders' equity                              198,709      169,121
                                                            ------------------------
Total liabilities and shareholders' equity                     $317,940     $252,865
                                                            ========================

See notes to consolidated financial statements.

                                                                         CPWM 27

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Fiscal Year Ended
                                             --------------------------------------
                                             February 2,  February 3,   January 29,
(In thousands, except per share amounts)            2002         2001          2000
                                             --------------------------------------
Net sales                                       $568,472     $493,661      $402,292
Cost of sales and occupancy                      372,948      316,500       255,383
                                             --------------------------------------
        Gross profit                             195,524      177,161       146,909
Selling, general and administrative expenses     156,832      135,923       110,108
Store preopening expenses                          4,612        5,044         3,671
                                             --------------------------------------
Income from operations                            34,080       36,194        33,130
Interest income                                      882        1,293         1,179
Interest expense                                  (1,844)      (1,959)       (2,038)
                                             --------------------------------------
Income before income taxes                        33,118       35,528        32,271
Income taxes                                      12,916       13,856        12,586
                                             --------------------------------------
Net income                                      $ 20,202     $ 21,672      $ 19,685
                                             ======================================
Net income per share
        Basic                                   $   0.95     $   1.04      $   0.97
        Diluted                                 $   0.93     $   1.00      $   0.93
                                             ======================================
Weighted average shares outstanding
        Basic                                     21,355       20,813        20,321
        Diluted                                   21,756       21,568        21,189
                                             ======================================

See notes to consolidated financial statements.

28 CPWM

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     Common Stock         Additional                  Total
                                ------------------------
                                                            Paid-in     Retained   Shareholders'
(In thousands, except shares)     Shares       Amount       Capital     Earnings      Equity
                                ----------------------------------------------------------------
Balance at January 30, 1999     19,936,517   $      199   $  103,999    $   5,205  $   109,403
Stock issued under Employee
  Stock Purchase Plan                9,332           --          249                       249
Exercise of stock options          576,035            6        4,761                     4,767
Tax effect of disqualifying
  stock dispositions                                           4,231                     4,231
Net income                                                                 19,685       19,685
                                ----------------------------------------------------------------
Balance at January 29, 2000     20,521,884          205      113,240       24,890      138,335
Stock issued under Employee
  Stock Purchase Plan               15,768           --          380                       380
Exercise of stock options          467,685            5        5,138                     5,143
Tax effect of disqualifying
  stock dispositions                                           3,591                     3,591
Net income                                                                 21,672       21,672
                                ----------------------------------------------------------------
Balance at February 3, 2001     21,005,337          210      122,349       46,562      169,121
Stock issued under Employee
  Stock Purchase Plan               16,417           --          355                       355
Exercise of stock options          527,889            5        6,029                     6,034
Tax effect of disqualifying
  stock dispositions                                           2,997                     2,997
Net income                                                                 20,202       20,202
                                ----------------------------------------------------------------
Balance at February 2, 2002     21,549,643   $      215   $  131,730    $  66,764  $   198,709
                                ================================================================

See notes to consolidated financial statements.

                                                                         CPWM 29

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Fiscal Year Ended
                                                          ----------------------------------------
                                                          February 2,  February 3,     January 29,
(In thousands)                                                   2002         2001            2000
                                                          ----------------------------------------
Cash Flows From Operating Activities:
Net income                                                   $ 20,202     $ 21,672        $ 19,685
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                              16,320       13,887          11,052
    Loss on disposal of property and equipment                    203          407             173
    Deferred income taxes                                         234       (2,103)         (2,425)
    Changes in assets and liabilities:
      Merchandise inventories                                 (21,515)     (18,427)        (20,722)
      Other assets                                             (5,667)      (3,172)           (997)
      Accounts payable                                         12,398        6,520           6,515
      Other liabilities                                         5,832        3,317           9,119
                                                          ----------------------------------------
    Net cash provided by operating activities                  28,007       22,101          22,400
                                                          ----------------------------------------

Cash Flows From Investing Activities:
Purchases of property and equipment                           (27,411)     (26,529)        (17,023)
                                                          ----------------------------------------
    Net cash used in investing activities                     (27,411)     (26,529)        (17,023)
                                                          ----------------------------------------
Cash Flows From Financing Activities:
Principal payments on capital lease obligations                  (380)        (691)           (582)
Proceeds from the issuance of common stock                      6,389        5,523           5,016
                                                          ----------------------------------------
    Net cash provided by financing activities                   6,009        4,832           4,434
                                                          ----------------------------------------

Net increase in cash and cash equivalents                       6,605          404           9,811

Cash and Cash Equivalents:
  Beginning of period                                          38,815       38,411          28,600
                                                          ----------------------------------------
  End of period                                              $ 45,420     $ 38,815        $ 38,411
                                                          ========================================

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest                                       $    912     $    669        $    960
                                                          ========================================
Cash paid for taxes                                          $  9,537     $ 11,672        $  9,724
                                                          ========================================

Non-cash Financing:
Capital lease obligation related to distribution center      $ 20,632     $     --        $     --
                                                          ========================================

See notes to consolidated financial statements.

30 CPWM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At February 2, 2002, the Company operated 150 stores in 19 states under the names "World Market," "Cost Plus World Market," "Cost Plus" and "Cost Plus Imports." The Company's product offerings are designed to provide solutions to customers' casual home furnishing and home entertaining needs. The offerings include home decorating items such as furniture and rugs, as well as a variety of tabletop and kitchen products. Cost Plus World Market stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus World Market offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The Company accounts for its operations as one operating segment.

FISCAL YEAR The Company's fiscal year end is the Saturday closest to the end of January. The current fiscal year ended February 2, 2002 (fiscal 2001) contained 52 weeks. Consistent with the National Retail Federation fiscal calendar, the fiscal year ended February 3, 2001 (fiscal 2000) contained 53 weeks. The fiscal year ended January 29, 2000 (fiscal 1999) consisted of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Cost Plus, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

ACCOUNTING ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosures of contingent assets and liabilities, as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their estimated fair value.

STOCK-BASED COMPENSATION The Company accounts for stock-based awards to employees using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," are set forth in footnote 7 to the consolidated financial statements.

CASH EQUIVALENTS The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

INVENTORIES Inventories are stated at lower of cost or market under the retail inventory method ("RIM"), in which the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. Cost includes certain buying and distribution costs related to the procurement, processing and transportation of merchandise. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.*

                                                                         CPWM 31

PROPERTY AND EQUIPMENT Furniture, fixtures and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

Store fixtures and equipment                                         3-10 years
Leasehold improvements             Lesser of life of the asset or life of lease
Computer equipment and software                                       3-5 years

CAPITAL LEASES Noncancelable leases which meet the criteria of capital leases are capitalized as assets in property and equipment and amortized on a straight-line basis over their related lease terms.

OTHER ASSETS Other assets include lease rights and interests, deferred taxes and other intangibles. Lease rights and interests are amortized on a straight-line basis over their related lease terms.

GOODWILL Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization as of February 2, 2002 and February 3, 2001 was $2.4 million and $2.2 million, respectively.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS The Company's management believes that the carrying value of long-lived assets is appropriate and no adjustments to the carrying value of such assets is necessary.*

SELF-INSURANCE The Company is self insured for workers' compensation, general liability costs and certain health insurance plans with per occurrence and aggregate limits on losses. The self-insurance liability recorded in the financial statements is based on claims filed and an estimate of claims incurred but not yet reported.

DEFERRED RENT Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive certain lease incentives, primarily construction allowances. These allowances are also deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense. The cumulative net excess of recorded rent expense over lease payments made in the amount of $8.6 million and $7.6 million is reflected in other liabilities in the balance sheets as of February 2, 2002 and February 3, 2001, respectively.

REVENUE RECOGNITION Revenue is recognized at the point of sale, net of estimated sales returns.

ADVERTISING EXPENSE Advertising costs, which include newspaper, television, radio and other media advertising, are expensed as incurred. For the fiscal years 2001, 2000 and 1999, advertising costs were $30.6 million, $27.2 million and $21.7 million, respectively.

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

32 CPWM

COMPREHENSIVE INCOME The Company's comprehensive income and net income are the same for all periods presented.

NET INCOME PER SHARE SFAS No. 128 "Earnings Per Share," requires earnings per share (EPS) to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (stock awards and stock options) outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. The following is a reconciliation of the weighted average number of shares used in the Company's basic and diluted per share computations.

                                                 Fiscal Year Ended
                                     -------------------------------------------
                                     February 2,     February 3,     January 29,
(In thousands)                              2002            2001            2000
                                     -------------------------------------------
Basic shares                              21,355          20,813         20,321
Effect of dilutive stock options             401             755            868
                                     -------------------------------------------
Diluted shares                            21,756          21,568         21,189
                                     ===========================================

Certain options to purchase common stock were outstanding but were not included in the computation of diluted earnings per share because the effect would be anti-dilutive. For the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000, these options totaled 288,374; 241,049 and 46,036, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS Nos. 137 and 138 in June 2000. The adoption of these standards did not have an impact on the financial position or results of operations of the Company because the Company does not have derivative instruments which require such valuation.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The standard provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The Company will adopt the standard in fiscal 2002. Beginning in fiscal 2002, the Company will stop the amortization of goodwill with a net carrying value of $4.2 million for a net annual reduction in amortization of $162,000. The Company has evaluated such goodwill under the specified transitional impairment test and does not believe such evaluation will result in an impairment loss.* The net carrying value of other intangible assets included in other assets was $731,000. Amortization expense related to these assets in fiscal 2001 totaled $132,000.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Company does not believe the adoption of this statement in fiscal 2002 will have an impact on its consolidated financial statements.*

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," which addresses accounting for and reporting of the impairment or disposal of long-lived assets that will be effective for fiscal year 2002. The Company has determined that the adoption of SFAS No. 144 will have no impact on its financial position or results of operations.*

                                                                         CPWM 33

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


                                                      February 2,   February 3,
(In thousands)                                               2002          2001
                                                      -------------------------

Land and land improvements                            $       530   $       530
Building and leasehold improvements                        61,221        52,872
Furniture, fixtures and equipment                          74,645        60,281
Facilities under capital leases                            45,296        27,449
                                                      -------------------------
        Total                                             181,692       141,132
Less accumulated depreciation and amortization            (70,770)      (62,438)
                                                      -------------------------
Property and equipment, net                           $   110,922   $    78,694
                                                      =========================

NOTE 3. OTHER ASSETS

Other assets consist of the following:

                                                      February 2,   February 3,
(In thousands)                                               2002          2001
                                                      -------------------------

Deferred income taxes                                 $     4,500   $     4,454
Lease rights and interests                                  3,146         3,146
Other intangibles                                           1,400         1,220
Other                                                       4,027         4,521
                                                      -------------------------
        Total                                              13,073        13,341
Less accumulated amortization                              (3,786)       (3,261)
                                                      -------------------------
Other assets, net                                     $     9,287   $    10,080
                                                      =========================

NOTE 4. LEASES

The Company leases certain properties consisting of retail stores, warehouses, the corporate office and equipment. Store leases typically contain initial terms and provisions for two to three renewal options of five to ten years each, with renewal periods from 2002 to 2040 at the then-current market rates. The retail store, warehouse and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property.

34 CPWM

The minimum rental payments required under capital leases (with interest rates ranging from 8.1% to 12.7%) and noncancelable operating leases with an initial lease term in excess of one year at February 2, 2002, are as follows:

(In thousands)                             Capital Leases  Operating Leases        Total
----------------------------------------------------------------------------------------
Fiscal year:
  2002                                         $    4,038         $  42,283     $ 46,321
  2003                                              4,038            41,138       45,176
  2004                                              4,038            39,347       43,385
  2005                                              3,999            36,898       40,897
  2006                                              3,989            35,909       39,898
Thereafter through the year 2040                   55,966           155,518      211,484
                                               -----------------------------------------
Minimum lease commitments                          76,068         $ 351,093     $427,161
                                                                  ======================
Less amount representing interest                 (41,962)
                                               ----------
Present value of capital lease obligations         34,106
Less current portion                                 (890)
                                               ----------
Long-term portion                              $   33,216
                                               ==========

     Accumulated depreciation related to capital leases was $12.1 million and $13.9 million at February 2, 2002 and February 3, 2001, respectively. Depreciation expense related to capital leases is classified as occupancy cost. For fiscal years 2001, 2000 and 1999 such depreciation expense was $964,000, $1.2 million and $1.2 million, respectively. Interest expense related to capital leases was $1.7 million, $1.8 million and $1.9 million for fiscal years 2001, 2000 and 1999, respectively.

Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases and sublease rental income are as follows:

                                                            Fiscal Year Ended
                                               -----------------------------------------
                                               February 2,     February 3,   January 29,
(In thousands)                                        2002            2001          2000
                                               -----------------------------------------
Operating leases:
  Minimum rental expense                       $    36,671     $    28,488   $    22,732
  Contingent rental expense                            751             981           937
  Less sublease rental income                       (1,137)         (1,070)       (1,281)
                                               -----------------------------------------
     Total                                     $    36,285     $    28,399   $    22,388
                                               =========================================
Capital leases -- contingent rental expense    $     1,119     $     1,047   $     1,072
                                               =========================================

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $3.6 million as of February 2, 2002.

                                                                         CPWM 35

NOTE 5. REVOLVING LINE OF CREDIT

The Company has an unsecured revolving line of credit agreement with a bank. The agreement allows for cash borrowings and letters of credit up to $25.0 million from January 1, 2002 through the expiration date of June 1, 2002. Interest is paid monthly based on the Company's election of the bank's reference rate minus 0.75% (4.00% at February 2, 2002) or IBOR/LIBOR plus 0.9%. The Company is subject to certain financial covenants customary with such agreements. At February 2, 2002, the Company had no outstanding borrowings under the line of credit and $8.2 million outstanding under letters of credit. Interest expense under borrowing arrangements was $172,000, $167,000 and $132,000 for fiscal years 2001, 2000 and 1999, respectively.

     The Company has received two proposals for an unsecured credit facility to replace the agreement expiring June 1, 2002. The terms of each of the proposals provide up to a maximum of $75 million in available credit. The Company anticipates it will be subject to certain financial covenants customary with such agreements.

NOTE 6. INCOME TAXES

The provision for income taxes consists of the following:

                                                  Fiscal Year Ended
                                       ----------------------------------------
                                       February 2,   February 3,    January 29,
(In thousands)                                2002          2001           2000
                                       ----------------------------------------

Current:
  Federal                              $    10,788   $    13,442    $    12,408
  State                                      1,894         2,517          2,603
                                       ----------------------------------------
     Total current                          12,682        15,959         15,011
                                       ----------------------------------------
Deferred:
  Federal                                      422        (1,788)        (2,074)
  State                                       (188)         (315)          (351)
                                       ----------------------------------------
     Total deferred                            234        (2,103)        (2,425)
                                       ----------------------------------------
Provision for income taxes             $    12,916   $    13,856    $    12,586
                                       ========================================

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                  Fiscal Year Ended
                                       ----------------------------------------
                                       February 2,   February 3,    January 29,
                                              2002          2001           2000
                                       ----------------------------------------
U.S. federal statutory tax rate               35.0%         35.0%          35.0%
State income taxes (net of U.S.
  federal income tax benefit)                  3.3           4.0            4.4
Non-deductible expenses                        0.2           0.3            0.3
Other                                          0.5          (0.3)          (0.7)
                                       ----------------------------------------
Effective income tax rate                     39.0%         39.0%          39.0%
                                       ========================================

36 CPWM

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     --------------------------
                                                     February 2,    February 3,
(In thousands)                                              2002           2001
                                                     --------------------------
Current deferred tax asset (liability):
  Deductible reserves and other                      $       (39)   $       241
Long-term deferred tax asset (liability):
  Deferred rent                                            3,154          2,963
  Capital leases                                              12           (860)
  Lease rights                                              (484)          (549)
  Depreciation                                               922          1,827
  Deferred compensation                                      546            414
  Other                                                      350            659
                                                     --------------------------
     Total                                                 4,500          4,454
                                                     --------------------------
  Net deferred tax assets                            $     4,461    $     4,695
                                                     ==========================

NOTE 7. EQUITY AND STOCK COMPENSATION PLANS

SHAREHOLDER RIGHTS PLAN Each outstanding share of common stock has a Preferred Share Purchase Right (expiring on June 30, 2008) which is exercisable only upon the occurrence of certain change in control events.

OPTIONS The Company currently has options outstanding under two employee stock option plans: the 1994 Stock Option Plan (1994 Plan) and the 1995 Stock Option Plan (1995 Plan). The 1994 Plan permitted the granting of options to employees to purchase up to 1,940,976 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company's initial public offering in April 1996. Upon approval of the 1995 Plan, the 1994 Plan was terminated except for options then outstanding.

     The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 4,718,006 shares of common stock, less the aggregate number of shares relating to options granted and outstanding under the 1994 Plan (821,120 at February 2, 2002). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. A 350,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in February 2001 and by shareholders in June 2001.

     On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan (Director Option Plan) which was last amended by the shareholders in June 2000. The Director Option Plan permits the granting of options to non-employee directors to purchase up to 253,675 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and vest as determined by the Board of Directors, generally over four years.

                                                                         CPWM 37

A summary of activity under the previous option Plans is set forth below:

                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                                         Shares         Price
                                                        ----------------------
Outstanding at January 30, 1999 (462,690 exercisable
  at a weighted average price of $6.89)                 1,853,621    $    9.36
     Granted                                              644,509        22.27
     Exercised                                           (576,035)        8.69
     Canceled and expired                                (202,918)       14.96
                                                        ----------------------
Outstanding at January 29, 2000 (366,508 exercisable
  at a weighted average price of $8.02)                 1,719,177        13.80
     Granted                                              623,137        19.72
     Exercised                                           (467,685)       10.97
     Canceled and expired                                (143,106)       19.51
                                                        ----------------------
Outstanding at February 3, 2001 (659,880 exercisable
  at a weighted average price of $13.89)                1,731,523        16.21
     Granted                                            1,000,532        22.60
     Exercised                                           (527,889)       11.43
     Canceled and expired                                (234,063)       20.56
                                                        ----------------------
Outstanding at February 2, 2002                         1,970,103    $   20.23
                                                        ======================

The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for stock options both outstanding and exercisable as of February 2, 2002:

                                  Options Outstanding                  Options Exercisable
----------------------------------------------------------------   --------------------------
                          Number    Remaining                        Number
Exercise Price Range    of Shares   Life (Yrs.)   Exercise Price   of Shares   Exercise Price
----------------------------------------------------------------   --------------------------
   $ 2.56--$ 2.64          21,871       3.2           $     2.60      21,871       $     2.60
     5.03--  7.00          88,629       4.3                 5.79      88,629             5.79
     8.00-- 10.72         116,839       5.4                10.16     116,839            10.16
    13.11-- 19.19         542,983       7.6                16.09     188,442            15.38
    20.00-- 27.17         981,682       9.1                22.71     131,111            23.76
    31.13-- 33.81         218,099       7.4                32.44     155,395            32.56
                        ----------------------------------------   --------------------------
                        1,970,103       8.0           $    20.23     702,287       $    18.27
                        ========================================   ==========================

EMPLOYEE STOCK PURCHASE PLAN On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan (Purchase Plan). A total of 675,000 shares have been authorized for issuance under the Purchase Plan, of which 565,319 remain available for issue as of February 2, 2002. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period. During fiscal 2001, 2000 and 1999, employees purchased approximately 16,417; 15,768 and 9,332 shares, respectively, of the Company's common stock under the Purchase Plan at weighted average per-share prices of $21.65, $24.08 and $26.70, respectively.

38 CPWM

ADDITIONAL STOCK PLAN INFORMATION The Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Consequently, no compensation expense has been recognized in the financial statements for employee stock arrangements.

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair value method of accounting for stock options and other equity instruments. SFAS No. 123 requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method. For determining pro forma earnings per share, the fair value of the stock options and employees' purchase rights were estimated using the Black-Scholes option pricing model with the following assumptions:

                                                              Fiscal Year Ended
                                                    --------------------------------------
                                                    February 2,   February 3,  January 29,
Stock Options                                          2002          2001        2000
------------------------------------------------------------------------------------------
Expected life after vesting (in years)                  1.8          1.8            1.8
Expected volatility                                    62.5%        65.0%          63.0%
Risk free interest rates                                4.4%         6.4%           5.4%
Weighted average fair value per share granted        $12.10       $11.22         $12.35
Expected dividends                                       --           --             --

The Company's calculations are based on a multiple option approach and forfeitures are recognized as they occur. Had compensation cost for these stock option and stock purchase plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    Fiscal Year Ended
                                         ---------------------------------------
                                           February 2,  February 3,  January 29,
(In thousands, except per share data)         2002         2001         2000
                                         ---------------------------------------
Net income:
        As reported                      $   20,202   $   21,672   $   19,685
        Pro forma                            16,382       17,981       17,724
Basic net income per share:
        As reported                      $     0.95   $     1.04   $     0.97
        Pro forma                              0.77         0.86         0.87
Diluted net income per share:
        As reported                      $     0.93   $     1.00   $     0.93
        Pro forma                              0.75         0.83         0.84

                                                                         CPWM 39

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 25% of their salaries to a maximum of $11,000 per year or participants age 50 or older may contribute up to 100% of their salaries to a maximum of $12,000 per year. The Company matches 50% of the employee's contribution, up to a maximum of 4% of base salary. The Company contributed approximately $442,000 in fiscal 2001, $328,000 in fiscal 2000 and $105,000 in fiscal 1999.

     In addition, a non-qualified deferred compensation plan is available to certain employees whose benefits are limited under Section 401(k) of the Internal Revenue Service Code. Compensation deferrals approximated $685,000 for fiscal 2001 and $514,000 for fiscal 2000.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

The Company estimates that fiscal 2002 capital expenditures will approximate $26.5 million.* In addition, the Company has arranged for approximately $4.5 million of equipment purchases for a new distribution center to be financed under a capital lease arrangement.*

     The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position or results of operations.* It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings.* The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability in these matters may change.*

40 CPWM

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
COST PLUS, INC.
OAKLAND, CALIFORNIA

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries (the "Company") as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

San Francisco, California
March 15, 2002

DIRECTORS, OFFICERS AND CORPORATE DATA



Directors
Murray H. Dashe
Chairman, Chief Executive Officer and President, Cost Plus, Inc.

Joseph H. Coulombe/1/
Independent Management Consultant

Barry J. Feld/2/
President, Chief Executive Officer, PCA International, Inc.
Professional Photography Service Firm

Danny W. Gurr/1/
President, The Quarto Group, Inc.
Illustrated Book Publisher

Kim D. Robbins/2/
Director of Product Development, Jack Nadel, Inc.
Direct Response Marketing Agent

Fredric M. Roberts/2/
President, F. M. Roberts and Company, Inc.
Investment Banking Firm

Thomas D. Willardson/1/
Independent Financial Consultant

/1/ Member of the Audit Committee of the Board of Directors.
/2/ Member of the Compensation Committee of the Board of Directors.

Corporate Data

Corporate Headquarters
Cost Plus, Inc.
200 4th Street
Oakland, CA 94607
www.costplusworldmarket.com

Annual Report (Form 10-K)

A copy of the Company's fiscal 2001 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the address above or by calling (510) 893-7300, ext. 3003.

Transfer Agent and Registrar
Bank Boston
c/o EquiServe, LP
Boston, MA
(781) 575-3120

Independent Auditors
Deloitte & Touche LLP
San Francisco, CA

Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

Senior Officers

Murray H. Dashe
Chairman of the Board, Chief Executive Officer and President

Gary D. Weatherford
Executive Vice President, Operations

Michael J. Allen
Senior Vice President, Store Operations

Joan S. Fujii
Senior Vice President, Human Resources

Stephen L. Higgins
Senior Vice President, Merchandising

John J. Luttrell
Senior Vice President and Chief Financial Officer

Judith A. Soares
Senior Vice President, Cost Plus Management Services, Inc.

Officers
Jane L. Baughman
Vice President, Financial Planning, Treasurer and Corporate Secretary

Gail H. Fuller
Vice President, Divisional Merchandise Manager, Trend Director

Lisa J. Griffin
Vice President, Planning and Allocation

Patricia A. Juckett
Vice President, Marketing and Advertising

Cliff A. March
Vice President, Information Services

Clay E. Selland
Vice President, Controller






                                                  [PHOTO]
                               Our new distribution center in Windsor, Virginia.

42 CPWM

Cost Plus World Market Across the Country
One Hundred Fifty-three Stores Nationwide*



Arizona             San Mateo         Michigan             Oregon
Chandler            Santa Ana         Ann Arbor            Clackamas
Mesa                Santa Barbara     Auburn Hills         Eugene
Peoria              Santa Cruz        Kentwood             Gresham
Phoenix (2)         Santa Rosa        Lansing              Portland
Scottsdale (2)      Sherman Oaks      Portage              Tigard
Tucson (2)          Stockton          Rochester Hills
                    Temecula          Shelby Township      Texas
California          Thousand Oaks     Troy                 Austin (4)
Bakersfield         Torrance          Westland             Dallas
Brea                Valencia                               Fort Worth
Citrus Heights      Vallejo           Missouri             Grapevine
City of Industry    Walnut Creek      Brentwood            Houston (5)
Colma               Woodland Hills    Chesterfield         Plano (2)
Concord                               Sunset Hills         San Antonio (3)
Escondido           Colorado
Fremont             Aurora            Nebraska             Virginia
Fresno              Denver (2)        Omaha                Arlington
Glendale            Thornton                               Fairfax
La Jolla                              Nevada               Falls Church
La Mesa             Georgia           Las Vegas (2)        Kingstowne
Lakewood            Atlanta (4)       Reno                 Sterling
Los Angeles (2)
Marin               Idaho             New Mexico           Washington
Mission Viejo       Boise             Albuquerque          Bellevue
Modesto                               Santa Fe             Lynnwood
Mountain View       Illinois                               Seattle
Northridge          Aurora            North Carolina       Spokane
Oakland             Chicago (2)       Cary                 Tacoma
Oceanside           Evanston          Charlotte (3)        Tukwila
Ontario             Gurnee            Durham               Woodinville
Oxnard              Kildeer           Greensboro
Palm Desert         Northbrook        Winston-Salem        Wisconsin
Pasadena            Oak Brook                              Madison
Pleasanton          Orland Park       Ohio
Roseville           Schaumburg        Akron                *As of April 2, 2002
Sacramento          Skokie            Avon
San Diego           St. Charles       Cincinnati (4)
San Dimas                             Columbus (3)
San Francisco       Indiana           Mayfield Heights
San Jose (2)        Carmel            Mentor
San Luis Obispo                       North Canton
                                      North Olmsted

                                                                         CPWM 43

1505-AR-2002