Form 10-K, Exhibit 13
period 2003-02-01
COST PLUS INC/CA/
filed 2003-05-01
CIK 798955

                                                                      EXHIBIT 13

[GRAPHIC APPEARS HERE]

                              EXPECT THE UNEXPECTED

                    COST PLUS WORLD MARKET 2002 ANNUAL REPORT

                        Our Customers Do.

That's why they keep coming back to Cost Plus World Market. Our stores carry more than 10,000 one-of-a-kind products from around the world - everything from distinctive home furnishings, garden accessories, and artwork to gourmet foods, coffee, and wine. And by continuously stocking new, interesting, and reasonably priced items throughout the year, we keep our assortment fresh, our stores intriguing, and our customers pleasantly surprised.

Overheard often in our stores: "Hey, look at what I found over here!"

Cost Plus World Market sources its products from more than 60 countries and in every category you'll find high-quality items that you won't find anywhere else. Whether it's a six-foot hand-carved giraffe, a new Australian Shiraz or a choice of hardwood dining tables all priced under $500, there's always something unexpected and delightful to be found in every corner of the store.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

More than 60% of our product assortment changes over the course of a year.

Casual. Unhurried. Fun. Not your typical store environment.

For all that's new and exciting in our stores, one thing never changes at Cost Plus World Market: the relaxed and unhurried atmosphere that our customers love. Like an open-air market, the product displays are colorful and inviting. And they are arranged with a kind of organized clutter that encourages shoppers to pick things up, rummage through the shelves, and unearth the unexpected.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Our stores typically have more than 10,000 items in 16,000 square feet designed for leisurely browsing.

Shopping this fun can't be this affordable. Except it is.

Great products and a fun place to shop - sounds expensive, but at Cost Plus World Market, it's anything but. We've kept quality high and prices low since 1958, and extraordinary value is one surprise that never gets old, no matter how often you visit our stores. It's just one more reason why our customers are so loyal, and why we will continue surpassing their expectations for years to come.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

High quality private label and non-branded items are a key part of our eclectic and affordable product mix.

We strive to exceed our investors' expectations as well. In 2002, we succeeded.

[PHOTO OF MURRAY H. DASHE]

MURRAY H. DASHE
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND PRESIDENT

To Our Shareholders:

2002 was a landmark year at Cost Plus World Market. In a year characterized by a weak economy and the threat of tumultuous geopolitical events, total sales grew 21.8% to $692.3 million and net income rose 40.6% to $28.4 million, or $1.28 per fully diluted share. Same store sales were up 5.6%, driven by strong increases in both per-store customer traffic and average sales check. Additionally, we opened 25 new stores and relocated one to end the year with 175 stores in 23 states.

But most importantly, we strengthened our operating efficiency at all levels of the company. After spending the past five years investing in new information systems and processes - and our new 500,000 square-foot distribution center near Norfolk, Virginia - the company has now established a strong, flexible, and scaleable operating infrastructure, and during the year 2002 we proved its effectiveness.

Excellent Store-Level Performance Our excellent 2002 results reflect the continuing success of Cost Plus World Market's unique retailing concept. In each of our stores you will find a mix of high-quality home furnishings, garden products, kitchenware, gifts, and collectibles, plus a large selection of non-perishable gourmet food and beverage from around the world. The shopping environment is comfortable, relaxed, and fun. We offer unsurpassed value throughout the store.

This combination of quality products, reasonable prices and shopping that feels like an adventure has attracted a loyal and steadily growing base of customers who have driven our comparable store sales up an average of 4.9% annually over the past five years. As successful as we have been at executing this concept, however, we are committed to doing better. That's why we keep our product selection fresh by changing approximately sixty percent of our merchandise assortment every year. It's why we continuously test new products and categories to find products that generate excitement and enduring appeal. And it's why we rolled out several new merchandising innovations in 2002 to help foster the atmosphere of discovery and fun that our customers expect.

One of these, a theme-oriented promotion called "Global Spirit", featured creative combinations of furniture and handicrafts from Europe, Asia, and Africa. Innovative signage and product descriptions reinforced the global theme, while the inventive displays added new excitement and drama to the stores. "Global Spirit" was very successful, generating increased customer traffic and strong sales results during a traditionally slow time of year for retailers. This promotion was also noteworthy because value-oriented retailers typically rely on price promotions, and rarely succeed in driving sales through a theme promotion. This is especially true in a soft economy, and our success underscores the power of our concept and the special relationship we enjoy with our customers. We look forward to presenting similar theme-oriented promotions in 2003 and beyond.

Strong Infrastructure for Growth In Place Clearly the appeal and uniqueness of the Cost Plus World Market concept - coupled with the solid ability of our employees to effectively execute a plan - is a powerful engine for continued sales growth.

[GRAPHIC APPEARS HERE]

STEADY NATIONAL EXPANSION

Cost Plus World Market ended fiscal 2002 with 175 stores in 23 states. We plan to open an additional 29 net new stores in 2003, focusing mainly on the Midwest and Southeast. With our concept proving successful in both large and mid-sized urban markets - and with our significantly expanded distribution infrastructure - we intend to ultimately grow to more than 450 stores nationwide.

[GRAPHIC APPEARS HERE]

To drive a greater share of this growth to our bottom line, we have spent the past several years implementing new systems and processes that improve the efficiency of all our operations, from inventory management and distribution to real estate to product planning and purchasing. And in mid-2002, we opened the new distribution center in Virginia. The positive effect of these efforts on our overall productivity and profitability has been dramatic.

By the end of 2002, for example, the time needed to move merchandise from our distribution centers to store shelves dropped by nearly 65%. Productivity within the distribution centers is also way up: processing of individual units of merchandise

     FIVE YEAR COMPOUND ANNUAL GROWTH RATE
     1998-2002

[GRAPHIC APPEARS HERE]

        Stores                  20%
        Net Sales               22%
        Operating Income        20%
        Net Income              23%

is 45% faster, and the advanced processing systems we have installed have increased accuracy while decreasing costs.

Our improved systems and responsive inventory controls have also strengthened our merchandising function, enabling the Planning and Allocation Group to collaborate closely with both buying and store personnel. The result has been more strategic, market-oriented - and ultimately, profitable - product planning. The success of "Global Spirit" is an excellent example of how effective this process has become.

Building a Truly National Retailer The Cost Plus World Market concept has a much

                 NET SALES
                 dollars in millions

[GRAPHIC APPEARS HERE]

                98             315.1
                99             402.3
                00             493.7
                01             568.5
                02             692.3

                 OPERATING INCOME
                 dollars in millions

[GRAPHIC APPEARS HERE]

                98              22.9
                99              33.1
                00              36.2
                01              34.1
                02              44.3

broader appeal and much broader potential customer base than even we would have initially suspected. Stores opened in a variety of mid-sized markets - including Boise, Spokane, Bakersfield and Omaha - have been very successful, with store traffic, sales growth, average sales ticket, and customer loyalty meeting or surpassing our goals. And in larger markets, we have found that we can more tightly cluster our locations without significantly taking sales away from an established store.

As we pursue both of these avenues for expanding our store base, we are applying increasingly rigorous site-selection criteria. Cost Plus World Market has become one of the country's leading specialty retailers; our real estate strategy has evolved to

                 NET INCOME
                 dollars in millions

[GRAPHIC APPEARS HERE]

                98             13.2
                99             19.7
                00             21.7
                01             20.2
                02             28.4

                 COMPARABLE STORE SALES
                 percentage increase

[GRAPHIC APPEARS HERE]

                98             5.5
                99             8.6
                00             4.6
                01             0.3
                02             5.6

reflect that market position. In all markets we seek premier locations with substantial parking, adjacency to the highest-traffic thoroughfares, and proximity to other top specialty retailers. This strategy reinforces our position as a destination retailer, and it helps ensure we achieve the kind of strong, sustainable store economics for which we are known.

Disciplined Growth to Drive Shareholder Value As our expansion continues, we will adhere to the principles that we have followed successfully in the past: focusing on markets with the greatest potential and growing our store base between 15% and 20% per year. We also intend to finance this growth through internally generated cash flow. The only long-term debt on our balance sheet is capitalized leases.

The Board of Directors has endorsed this disciplined approach. They have also approved devoting a portion of our excess cash flow to a share repurchase program. We have already bought back 500,000 shares of Cost Plus World Market common stock under this program and are authorized to repurchase an additional 500,000 shares.

In closing, we want to thank all of our employees, partners, customers and shareholders for their continued strong support. 2002 was a watershed year for Cost Plus World Market, and we are committed to building on our momentum in 2003 and beyond.

Sincerely,

/s/ Murray Dashe
Murray H. Dashe
Chairman, Chief Executive Officer and President
March 2003

2002 Financial Overview

Five Year Summary of Selected Financial Data..................................22
Management's Discussion and Analysis..........................................23
Consolidated Balance Sheets...................................................32
Consolidated Statements of Operations.........................................33
Consolidated Statements of Shareholders' Equity...............................34
Consolidated Statements of Cash Flows.........................................35
Notes to Consolidated Financial Statements....................................36
Independent Auditors' Report..................................................48
Store Locations...............................................................49
Directors and Officers........................................................50

Five Year Summary of Selected Financial Data

                                                                         Fiscal Year/1/
                                                ----------------------------------------------------------------------
(In thousands, except per share and
 selected operating data)                             2002           2001           2000           1999           1998
                                                ----------------------------------------------------------------------
Statement of Operations Data:
Net sales                                       $  692,301     $  568,472     $  493,661     $  402,292     $  315,135
Cost of sales and occupancy                        450,385        372,948        316,500        255,383        200,023
                                                ----------------------------------------------------------------------
  Gross profit                                     241,916        195,524        177,161        146,909        115,112
Selling, general and administrative
 expenses                                          192,284        156,832        135,923        110,108         89,261
Store preopening expenses                            5,378          4,612          5,044          3,671          2,927
                                                ----------------------------------------------------------------------
Income from operations                              44,254         34,080         36,194         33,130         22,924
Net interest expense                                 3,452            962            666            859          1,226
                                                ----------------------------------------------------------------------
Income before income taxes                          40,802         33,118         35,528         32,271         21,698
Income taxes                                        12,416         12,916         13,856         12,586          8,462
                                                ----------------------------------------------------------------------
Net income                                      $   28,386     $   20,202     $   21,672     $   19,685     $   13,236
                                                ======================================================================
Net income per share - basic                    $     1.31     $     0.95     $     1.04     $     0.97     $     0.67
Net income per share - diluted                  $     1.28     $     0.93     $     1.00     $     0.93     $     0.65
Weighted average shares
 outstanding - basic                                21,696         21,355         20,813         20,321         19,724
Weighted average shares
 outstanding - diluted                              22,158         21,756         21,568         21,189         20,363
                                                ======================================================================
Selected Operating Data:
Percent of net sales:
  Gross profit                                        34.9%          34.4%          35.9%          36.5%          36.5%
  Selling, general and
   administrative expenses                            27.8%          27.6%          27.5%          27.4%          28.3%
  Income from operations                               6.4%           6.0%           7.3%           8.2%           7.3%
Number of stores:
  Opened during period                                  26             23             24             18             15
  Closed during period                                   1              -              -              -              -
  Open at end of period                                175            150            127            103             85
Average sales per selling square foot/2/        $      266     $      258     $      273     $      269     $      258
Comparable store sales increase/3/                     5.6%           0.3%           4.6%           8.6%           5.5%
                                                ======================================================================
Balance Sheet Data (at period end):
Working capital                                 $  142,769     $  117,381     $   98,001     $   80,663     $   61,031
Total assets                                       374,659        317,940        252,865        214,699        173,141
Note payable and capital lease
 obligations, less current portion                  37,972         33,216         13,474         14,416         15,110
Total shareholders' equity                         225,780        198,709        169,121        138,335        109,403
Current ratio                                         2.44           2.54           2.59           2.47           2.43
Debt to equity ratio                                  17.6%          17.2%           8.2%          10.9%          14.3%
                                                ======================================================================

/1./ The Company's fiscal year end is the Saturday closest to the end of January. Fiscal 2000 was 53 weeks and ended on February 3, 2001. All other fiscal years presented consisted of 52 weeks.
/2./ Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
/3./ A store is included in comparable store sales the first day of the fiscal month beginning with the fourteenth full fiscal month of sales. To ensure a meaningful comparison, comparable store sales are always measured on a 52-week basis.

                                     22 CPWM

Management's Discussion and Analysis of Financial Condition and Results of Operations

An asterisk "*" denotes a forward-looking statement reflecting current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in such forward-looking statements and shareholders of Cost Plus, Inc. (the "Company" or "Cost Plus") should carefully review the cautionary statements set forth in this Annual Report, including "Quarterly Results and Seasonality" beginning on page 27. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

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

These accounting policies are applied consistently for all years presented. Operating results would be affected if other alternatives were used. Information about the impact on operating results by using Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" is included in Note 1 to the consolidated financial statements.

Although not all inclusive, the Company believes that the following represent the more critical estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition The Company recognizes revenue from the sale of merchandise, net of discounts and an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is estimated based on historical experience. Historically, sales returns have not been material, and the Company believes they will not be material in the future.*

Net Sales Net sales consist of sales from comparable stores and non-comparable stores. A store is not included in comparable store sales until the first day of the fiscal month beginning with the fourteenth full fiscal month of sales. Non-comparable store sales include sales in the current fiscal year from stores opened during the previous fiscal year and new stores opened during the current fiscal year before they are considered comparable stores.

Inventory Inventories are stated at the lower of cost or market with cost determined under the retail inventory method ("RIM"), in which the valuation of inventories at cost and gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, the Company's use of the RIM results in valuing inventories at lower of cost or market as markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain

                                     23 CPWM
significant management judgments and estimates including, among others, merchandise markon, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as gross margin. To reduce the potential of such distortions in the valuation of inventory, the Company's RIM utilizes several departments in which fairly homogeneous classes of merchandise inventories having similar gross margins are grouped. In addition, failure to take timely markdowns could result in an overstatement of cost under the lower of cost or market principle. When necessary, the Company records a markdown allowance that reduces inventory value to the lower of cost or market. Management believes that the Company's RIM provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market.

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

Other Accounting Estimates Estimates inherent in the preparation of the Company's financial statements include those associated with the evaluation of the recoverability of deferred tax assets and goodwill as well as those used in the determination of liabilities related to litigation, claims and assessments. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historic experience and current and expected economic conditions. The Company periodically reevaluates these significant factors and makes adjustments where facts and circumstances dictate. To date, actual results have not significantly deviated from those determined using the estimates described above.

The Company has not recorded a valuation allowance to reduce its deferred tax assets. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period such a determination was made. Likewise, should the Company determine it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such a determination was made.

The Company had net goodwill in the amount of $4.2 million at February 1, 2003. In connection with the adoption of Statement of Financial Accounting Standard
(SFAS) No. 142, "Goodwill and Other Intangible Assets," the Company performed an impairment test which resulted in no impairment being identified.

The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position or results of operations.* It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these matters. The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling the matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability may change.

Forward-Looking Statements and Factors Affecting Future Performance

This report includes a number of forward-looking statements, which reflect the Company's current beliefs and estimates with respect to future events and the Company's future financial performance, operations and competitive position.

                                     24 CPWM

In addition to statements marked with an asterisk "*", the words "expect," "anticipate," "estimate," "believe," "looking ahead," "forecast," "may," "will," "should," "project," "continue," "aims," "intends," "likely," "plan" and similar expressions identify forward-looking statements.

The Company's continued success depends, in part, upon its ability to increase sales at existing locations, to open new stores and to operate stores on a profitable basis. There can be no assurance that the Company's existing strategies and store expansion program will result in a continuation of revenue and profit growth. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict.

The forward-looking statements that are contained in this report are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from historical results or current expectations. These factors include, without limitation, a general deterioration in economic trends, ongoing competitive pressures in the retail industry, obtaining acceptable store locations, timely introduction and customer acceptance of the Company's merchandise offering, the Company's ability to efficiently source and distribute products, the Company's ability to realize the expected operational and cost efficiencies from its distribution centers, the Company's ability to successfully extend its geographic reach into new markets, unseasonable weather trends, significant increases in the cost of fuel or utility services, changes in the level of consumer spending on, or preferences for, home-related merchandise, the Company's ability to attract and retain the retail talent necessary to execute its strategies, international conflicts and political strife and the effects on the flow or price of merchandise from overseas, further terrorist attacks and our nation's response thereto and the Company's ability to implement and integrate various new systems and technologies. In addition, the Company's corporate headquarters, one of its distribution centers and a significant number of its stores are located in California; therefore, a downturn in the California economy or a major natural disaster could significantly affect the Company's operating results and financial condition.

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

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Net Sales Net sales increased $123.8 million, or 21.8%, to $692.3 million in fiscal 2002, from $568.5 million in fiscal 2001. The increase in net sales was attributable to an increase in comparable and non-comparable store sales. Comparable store sales rose 5.6%, or $30.1 million for fiscal 2002, compared to 0.3%, or $1.3 million, in fiscal 2001. Comparable store sales increased as a result of a 2.7% increase in customer traffic and a 2.9% increase in average transaction size per customer. The increase in average transaction size per customer resulted primarily from a sales mix shift to home furnishings, which carry a higher average retail price. Non-comparable store sales, which include all stores open less than fourteen full fiscal months, increased $93.7 million. As of February 1, 2003, the Company operated 175 stores compared to 150 stores as of February 2, 2002.

Cost of Sales and Occupancy Cost of sales and occupancy, which consists of costs to acquire merchandise inventory, costs of freight and distribution, as well as certain facility costs, increased $77.4 million, or 20.8%, in fiscal 2002 compared to fiscal 2001. Cost of sales increased $67.4 million due to the increased sales volume, as well as an increase in distribution costs from the ramp-up of the Company's new Virginia distribution center. Occupancy costs increased $10.0 million due to the addition of 25 net new stores in fiscal 2002, an increase in rental rates for renewal lease agreements and increases in common area maintenance costs passed through by landlords under these agreements. Total cost of sales

                                     25 CPWM
and occupancy decreased 0.5 percentage points to 65.1% of sales in fiscal 2002 from 65.6% of sales in fiscal 2001. The decline is mainly due to a higher sales mix of home furnishings in fiscal 2002 which have a lower product cost as a percentage of sales.

Gross Profit As a percentage of net sales, gross profit was 34.9% in fiscal 2002 and 34.4% in fiscal 2001. The increase is substantially explained by a sales mix shift to higher margin home furnishings. Home furnishings made up 63% of total sales in fiscal 2002, compared to 62% in fiscal 2001.

Selling, General and Administrative ("SG&A") Expenses As a percentage of net sales, SG&A expenses increased to 27.8% in the current year from 27.6% last year. The increase in the SG&A expense rate resulted primarily from costs associated with the settlement of claims relating to the California wage and hour lawsuit and professional fees related to an employment and capital investment tax study. Together these costs impacted the SG&A rate by 0.5 percentage points. Partially offsetting this effect was the additional leverage on operating expenses from increased sales.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $5.4 million in fiscal 2002 and $4.6 million in fiscal 2001. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 26 stores in fiscal 2002 compared to 23 stores in fiscal 2001.

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense on the Company's revolving line of credit, net of interest income earned on Company investments, was $3.5 million in fiscal 2002 and $1.0 million in fiscal 2001. This increase in net interest expense was due to an increase in capital lease interest incurred in connection with leases signed for the Virginia distribution center, higher average borrowings and lower interest earned on investments due to a significant drop in the prime rate.

Income Taxes The Company's effective tax rate was 30.4% in fiscal 2002 and 39.0% in fiscal 2001. The decrease in the tax rate was substantially due to tax credits relating to an employment and capital investment tax study recorded in fiscal 2002. Of the credits recognized in fiscal 2002, $2.4 million related to prior years. Excluding the effect of the prior year credits and associated fees, the Company's effective tax rate was 35.8% for fiscal 2002. For fiscal 2003, the Company expects that the effective tax rate will be 37.0% due to the benefit of employment and capital investment tax credits.*

Fiscal 2001 Compared to Fiscal 2000

Net Sales Net sales increased $74.8 million, or 15.2%, to $568.5 million in fiscal 2001, a 52-week fiscal year, from $493.7 million in fiscal 2000, a 53-week fiscal year. The increase in net sales was attributable to a $1.3 million increase in comparable store sales and a $73.5 million increase in non-comparable store sales adjusted to include the 53rd week in fiscal 2000. Comparable store sales rose 0.3% for fiscal 2001, compared to a 4.6% increase in fiscal 2000. Comparable store sales were impacted by lower sales in the third fiscal quarter due primarily to the weak economy, temporarily exacerbated by the September 11th tragedy and an impeded flow of goods to stores associated with the installation of a new warehouse management system. Comparable store sales decreased 7.4% in the third fiscal quarter, yet recovered to a 2.7% increase for the fourth fiscal quarter of 2001. As of February 2, 2002, the Company operated 150 stores compared to 127 stores as of February 3, 2001.

Cost of Sales and Occupancy Cost of sales and occupancy, which consists of costs to acquire merchandise inventory, costs of freight and distribution, as well as certain facility costs, increased $56.4 million, or 17.8%, in fiscal 2001 compared to fiscal 2000. Cost of sales increased $48.2 million due to the increased sales volume, and occupancy costs increased $8.2 million due to the addition of 23 new stores in fiscal 2001.

                                     26 CPWM

Gross Profit As a percentage of net sales, gross profit was 34.4% in fiscal 2001 and 35.9% in fiscal 2000. The reduction is substantially explained by a sales mix shift to lower margin consumable goods and higher markdowns to stimulate foot traffic. Consumable goods made up 38% of total sales in fiscal 2001, compared to 37% in fiscal 2000. Reduced leverage on occupancy costs from a higher percentage of new stores in the base and increased transportation costs also negatively impacted margin. Newer stores generally have higher occupancy costs as a percentage of sales until they reach maturity.

Selling, General and Administrative ("SG&A") Expenses As a percentage of net sales, SG&A expenses increased slightly to 27.6% in fiscal 2001 from 27.5% in the prior year. The increase in the SG&A expense rate resulted almost entirely from reduced sales leverage on lower comparable store sales growth in fiscal 2001 compared to fiscal 2000.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $4.6 million in fiscal 2001 and $5.0 million in fiscal 2000. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 23 stores in fiscal 2001 compared to 24 stores in fiscal 2000.

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense on the Company's revolving line of credit, net of interest income earned on Company investments, was $1.0 million in fiscal 2001 and $0.7 million in fiscal 2000. The increase in net interest expense was due to an increase in average borrowings and lower interest earned on investments due to a significant drop in the prime rate.

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

                                                                        Fiscal Quarters Ended
                                                ----------------------------------------------------------------------
(In thousands, except per share data and number          May 4,         August 3,       November 2,        February 1,
 of stores)                                                2002              2002              2002               2003
                                                ----------------------------------------------------------------------
Net sales                                       $       134,349   $       138,339   $       149,886    $       269,727
Gross profit                                             45,700            47,095            50,210             98,911
Net income (loss)                                         1,677             2,155              (712)            25,266
Net income (loss) per share
  Basic                                         $          0.08   $          0.10   $         (0.03)   $          1.16
  Diluted                                       $          0.08   $          0.10   $         (0.03)   $          1.14
Number of stores open
 at end of period                                           156               163               169                175

                                     27 CPWM

                                                                        Fiscal Quarters Ended
                                                        --------------------------------------------------------
(In thousands, except per share data and number              May 5,    August 4,    November 3,      February 2,
 of stores)                                                    2001         2001           2001             2002
                                                        --------------------------------------------------------
Net sales                                               $   112,915   $  112,101    $   113,544       $  229,912
Gross profit                                                 37,261       37,342         36,294           84,627
Net income (loss)                                             1,233        1,509         (2,321)          19,781
Net income (loss) per share
  Basic                                                 $      0.06   $     0.07    $     (0.11)      $     0.93
  Diluted                                               $      0.06   $     0.07    $     (0.11)      $     0.91
Number of stores open at end of period                          132          137            145              150

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the fourth quarter (Holiday) season. Due to the importance of the Holiday selling season, the fourth quarter of each fiscal year has historically contributed and the Company expects it will continue to contribute, a disproportionate percentage of the Company's net sales and most of its net income for the entire fiscal year.* Any factors negatively affecting the Company during the Holiday selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, may incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold. Significant deviations from projected demand for products could have a material adverse effect on the Company's financial condition and results of operations, either by lost gross sales due to insufficient inventory or lost gross margin due to the need to mark down excess inventory.*

The Company's quarterly results of operations may also fluctuate based upon such factors as delays in the flow of merchandise, the ability to realize the expected operational and cost efficiencies from its distribution centers, the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings or relocations, competitive factors, changes in fuel and other shipping costs, general economic conditions, geopolitical conditions, labor market fluctuations, changes in accounting rules and regulations and unseasonable weather conditions.

Liquidity and Capital Resources

The Company's primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily from internally generated funds and seasonal borrowings under the Company's revolving credit facility. The Company believes that the combination of its cash and cash equivalents, internally generated funds and available borrowings under a revolving line of credit will be sufficient to finance its working capital and capital expenditure requirements for at least the next twelve months.*

Net cash provided by operating activities totaled $31.2 million for fiscal 2002, an increase of $3.2 million from fiscal 2001. The increase in net cash provided by operating activities was primarily due to the increase in net income to $28.4 million and an increase in current liabilities, partially offset by an increase in inventories.

For fiscal 2001, net cash provided by operating activities totaled $28.0 million, an increase of $5.9 million from fiscal 2000. The increase in net cash provided by operating activities in fiscal 2001, was primarily due to an increase in current liabilities, partially offset by a slight decrease in net income and increases in inventories and deposits on equipment for the Company's second distribution center which was opened in fiscal 2002.

                                     28 CPWM

Net cash used in investing activities, including capital expenditures for new stores, totaled $22.8 million in fiscal 2002 compared to $27.4 million in fiscal 2001, a decrease of $4.6 million. This decrease resulted from additional spending for distribution center projects in fiscal 2001 partially offset by opening three more stores in fiscal 2002 compared to fiscal 2001. The Company estimates that fiscal 2003 capital expenditures will approximate $26.5 million, including approximately $13.0 million for new stores, $8.5 million for information systems and distribution center projects, and $5.0 million allocated to investments in existing stores and facilities.*

For fiscal 2001, net cash used in investing activities, primarily capital expenditures for new stores, totaled $27.4 million compared to $26.5 million in fiscal 2000, an increase of $0.9 million. Additional spending for distribution center projects in fiscal 2001 was only partially offset by the Company opening one less store in fiscal 2001 compared to fiscal 2000.

Net cash used in financing activities was $4.2 million in fiscal 2002 which was due primarily to the repurchase of 298,600 shares of the Company's common stock for $7.8 million, partially offset by proceeds of $4.8 million from the issuance of common stock in connection with the Company's stock option and stock purchase plans. Under a plan approved by the Company's Board of Directors in fiscal 2002, the Company was authorized to purchase up to 500,000 shares of its common stock under a common stock repurchase plan. As of the end of February 2003, the Company had purchased the maximum number of shares permitted under the initial authorization. At its February 2003 meeting, the Board of Directors approved an additional repurchase up to 500,000 shares under the program. The Company will repurchase common stock when the price of its common stock creates an opportunity for an effective use of capital beyond what is needed to fund store expansion. The program does not require the Company to repurchase any common stock and can be discontinued at any time.

For fiscal 2001, net cash provided by financing activities was $6.0 million, an increase of $1.2 million from fiscal 2000. The increase in cash provided by financing activities was due primarily to an increase of $0.9 million from the proceeds from the issuance of common stock in connection with the Company's stock option and stock purchase plans.

The table below presents significant contractual obligations of the Company at February 1, 2003.

                                           Less than                                   After  Total Amount
Contractual Obligations (in millions)         1 year     1-3 years     4-5 Years     5 Years     Committed
----------------------------------------------------------------------------------------------------------
Operating leases                             $  50.4      $  142.3     $    83.6    $  128.8     $   405.1
Capital leases (principal and interest)          5.2          15.4          10.0        48.9          79.5
                                            --------------------------------------------------------------
Total contractual obligations                $  55.6      $  157.7     $    93.6    $  177.7     $   484.6
                                            ==============================================================

The Company has no financial arrangements involving special purpose entities or lease agreements commonly described as synthetic leases.

The Company has an unsecured revolving line of credit agreement with a group of banks. The agreement allows for cash borrowings and letters of credit up to $30.0 million from January through June of each year, increasing to $75.0 million from July through December of each year to coincide with Holiday borrowing needs. Interest is paid quarterly in arrears on base rate loans and at each interest period applicable to IBOR loans (30, 60 and 90 days) based on the Company's election of the bank's reference rate or IBOR plus 0.9% from May 29, 2002 to June 1, 2003, increasing to IBOR plus 1.125% from June 2, 2003 to June 1, 2004 and IBOR plus 1.25% from June 2, 2004 to June 1, 2005. The agreement requires a 30-day "clean-up period" each year where outstanding credit advances, as defined in the agreement can (a) not exceed $20 million for not less than 30 consecutive days during the period from January 1, 2003 through March 31, 2003 and (b) must be zero for not less than 30 consecutive days during the period from January 1, 2004 through March 31, 2004 and from January 1, 2005 through March 31, 2005. The Company is subject

                                     29 CPWM
to and in compliance with, certain financial covenants customary to such agreements. At the end of the last three fiscal years, the Company had no outstanding borrowings under its line of credit agreement. The Company had $10.7 million, $8.2 million and $4.1 million in outstanding letters of credit at the end of fiscal 2002, 2001 and 2000, respectively.

The line of credit represents the Company's only commercial credit facility. The Company believes the line of credit is sufficient to meet its borrowing needs for the next year.*

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which became effective for the Company for fiscal 2002. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of this standard reduced amortization associated with goodwill and other intangible assets by approximately $312,000 in fiscal 2002. See Note 1 of the Notes to Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 in the first quarter of fiscal 2002. The initial adoption of SFAS No. 144 did not impact the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance included in Emerging Issues Task Force (EITF) Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities, if any, initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and that the liability be measured and recorded at fair value. Under Issue No. 94-3, a liability for an exit cost was estimated and recognized at the date of the Company's commitment to an exit plan. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company will not adopt the voluntary transition afforded under SFAS No. 148 and will continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure provisions of SFAS No. 148 are effective for the Company's fiscal year ended February 1, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending January 31, 2004.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements

                                     30 CPWM
are effective prospectively for guarantees issued or modified after December 31, 2002. The initial adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus regarding EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 is effective for certain of the Company's vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to financial market risks, which include changes in U.S. interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk The interest payable on the Company's bank line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on existing variable rate debt were to rise 40 basis points (a 10% change from the Company's borrowing rate as of February 1, 2003), the Company's results of operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments which are also affected by changes in market interest rates.

Foreign Currency Risks The Company enters into a significant amount of purchase obligations outside of the United States of America which are settled in U.S. Dollars and, therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.*

Stock Activity

The Company's common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "CPWM." The following table sets forth the high and low closing sales prices, for the periods indicated, as reported by the Nasdaq National Market.

                                                        Price Range
                                                -------------------------
                                                   High             Low
                                                -------------------------
Fiscal Year Ended February 1, 2003
First Quarter                                   $ 32.03           $ 24.31
Second Quarter                                    34.58             20.10
Third Quarter                                     30.07             19.89
Fourth Quarter                                    34.08             23.60

Fiscal Year Ended February 2, 2002
First Quarter                                   $ 27.81           $ 21.13
Second Quarter                                    30.18             25.25
Third Quarter                                     27.00             15.29
Fourth Quarter                                    27.94             20.20

As of April 3, 2003, the Company estimated it had approximately 6,000 shareholders. The Company's present policy is to not pay cash dividends.

                                     31 CPWM

Consolidated Balance Sheets

                                                           February 1,    February 2,
(In thousands, except share amounts)                              2003           2002
                                                          ---------------------------
Assets
Current assets:
  Cash and cash equivalents                               $     49,707   $     45,420
  Merchandise inventories, net                                 172,388        131,344
  Other current assets                                          19,980         16,789
                                                          ---------------------------
     Total current assets                                      242,075        193,553
Property and equipment, net                                    120,900        110,922
Goodwill, net                                                    4,178          4,178
Other assets, net                                                7,506          9,287
                                                          ---------------------------
Total assets                                              $    374,659   $    317,940
                                                          ===========================
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                        $     58,119   $     43,990
  Income taxes payable                                           9,478         10,082
  Accrued compensation                                          11,645          8,305
  Other current liabilities                                     20,064         13,795
                                                          ---------------------------
     Total current liabilities                                  99,306         76,172
Capital lease obligations                                       37,972         33,216
Other long-term obligations                                     11,601          9,843
Commitments and contingencies (See Note 9)
Shareholders' equity:
  Preferred stock, $.01 par value: 5,000,000 shares
   authorized; none issued and outstanding                           -              -
  Common stock, $.01 par value: 67,500,000 shares
   authorized; issued and outstanding 21,555,643 and
   21,549,643 shares                                               215            215
  Additional paid-in capital                                   136,542        131,730
  Retained earnings                                             89,023         66,764
                                                          ---------------------------
     Total shareholders' equity                                225,780        198,709
                                                          ---------------------------
Total liabilities and shareholders' equity                $    374,659   $    317,940
                                                          ===========================

See notes to consolidated financial statements.

                                     32 CPWM

Consolidated Statements of Operations

                                                                  Fiscal Year Ended
                                                     --------------------------------------------
                                                      February 1,     February 2,     February 3,
(In thousands, except per share amounts)                     2003            2002            2001
                                                     --------------------------------------------
Net sales                                            $    692,301    $    568,472    $    493,661
Cost of sales and occupancy                               450,385         372,948         316,500
                                                     --------------------------------------------
   Gross profit                                           241,916         195,524         177,161
Selling, general and administrative expenses              192,284         156,832         135,923
Store preopening expenses                                   5,378           4,612           5,044
                                                     --------------------------------------------
Income from operations                                     44,254          34,080          36,194
Interest income                                               324             882           1,293
Interest expense                                           (3,776)         (1,844)         (1,959)
                                                     --------------------------------------------
Income before income taxes                                 40,802          33,118          35,528
Income taxes                                               12,416          12,916          13,856
                                                     --------------------------------------------
Net income                                           $     28,386    $     20,202    $     21,672
                                                     ============================================
Net income per share
   Basic                                             $       1.31    $       0.95    $       1.04
   Diluted                                           $       1.28    $       0.93    $       1.00
                                                     ============================================
Weighted average shares outstanding
   Basic                                                   21,696          21,355          20,813
   Diluted                                                 22,158          21,756          21,568
                                                     ============================================

See notes to consolidated financial statements.

                                     33 CPWM

Consolidated Statements of Shareholders' Equity

                                                 Common Stock              Additional                            Total
                                           --------------------------         Paid-in        Retained    Shareholders'
(In thousands, except shares)                  Shares          Amount         Capital        Earnings           Equity
                                           ---------------------------------------------------------------------------
Balance at January 29, 2000                20,521,884    $        205    $    113,240    $     24,890    $     138,335
Common stock issued under Employee
 Stock Purchase Plan                           15,768               -             380                              380
Exercise of common stock options              467,685               5           5,138                            5,143
Tax effect of disqualifying
 common stock dispositions                                                      3,591                            3,591
Net income                                                                                     21,672           21,672
                                           ---------------------------------------------------------------------------
Balance at February 3, 2001                21,005,337             210         122,349          46,562          169,121
Common stock issued under Employee
 Stock Purchase Plan                           16,417               -             355                              355
Exercise of common stock options              527,889               5           6,029                            6,034
Tax effect of disqualifying
 common stock dispositions                                                      2,997                            2,997
Net income                                                                                     20,202           20,202
                                           ---------------------------------------------------------------------------
Balance at February 2, 2002                21,549,643             215         131,730          66,764          198,709
Common stock issued under Employee
 Stock Purchase Plan                           14,385               -             355                              355
Exercise of common stock options              290,215               3           4,463                            4,466
Repurchase of common stock                   (298,600)             (3)         (1,695)         (6,127)          (7,825)
Tax effect of disqualifying
 common stock dispositions                                                      1,689                            1,689
Net income                                                                                     28,386           28,386
                                           ---------------------------------------------------------------------------
Balance at February 1, 2003                21,555,643    $        215    $    136,542    $     89,023    $     225,780
                                           ===========================================================================

See notes to consolidated financial statements.

                                     34 CPWM

Consolidated Statements of Cash Flows

                                                                            Fiscal Year Ended
                                                               --------------------------------------------
                                                                February 1,     February 2,     February 3,
(In thousands)                                                         2003            2002            2001
                                                               --------------------------------------------
Cash Flows From Operating Activities:
Net income                                                     $     28,386    $     20,202    $     21,672
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                                     19,764          16,320          13,887
   Loss on disposal of property and equipment                           131             203             407
   Deferred income taxes                                              1,341             234          (2,103)
   Changes in assets and liabilities:
     Merchandise inventories                                        (41,044)        (21,515)        (18,427)
     Other assets                                                    (3,154)         (5,667)         (3,172)
     Accounts payable                                                14,129          12,398           6,520
     Other liabilities                                               11,670           5,832           3,317
                                                               --------------------------------------------
   Net cash provided by operating activities                         31,223          28,007          22,101
                                                               --------------------------------------------

Cash Flows From Investing Activities:
Purchases of property and equipment                                 (22,784)        (27,411)        (26,529)
                                                               --------------------------------------------
   Net cash used in investing activities                            (22,784)        (27,411)        (26,529)
                                                               --------------------------------------------

Cash Flows From Financing Activities:
Principal payments on capital lease obligations                      (1,148)           (380)           (691)
Cash used for repurchase of common stock                             (7,825)              -               -
Proceeds from the issuance of common stock                            4,821           6,389           5,523
                                                               --------------------------------------------
   Net cash (used in) provided by financing activities               (4,152)          6,009           4,832
                                                               --------------------------------------------
Net increase in cash and cash equivalents                             4,287           6,605             404

Cash and Cash Equivalents:
   Beginning of period                                               45,420          38,815          38,411
                                                               --------------------------------------------
   End of period                                               $     49,707    $     45,420    $     38,815
                                                               ============================================

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest                                         $      3,283    $        912    $        669
                                                               ============================================
Cash paid for taxes                                            $      9,988    $      9,537    $     11,672
                                                               ============================================
Non-cash Financing:
Capital lease obligation related to distribution center        $      6,686    $     20,632    $          -
                                                               ============================================

See notes to consolidated financial statements.

                                     35 CPWM

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Business Cost Plus, Inc. and subsidiaries (the "Company") is a specialty retailer of casual home living and entertaining products. At February 1, 2003, the Company operated 175 stores in 23 states under the names "World Market," "Cost Plus World Market," "Cost Plus" and "Cost Plus Imports." The Company's product offerings are designed to provide solutions to customers' casual home furnishing and home entertaining needs. The offerings include home decorating items such as furniture and rugs, as well as a variety of tabletop and kitchen products. Cost Plus World Market stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus World Market offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The Company accounts for its operations as one operating segment.

Fiscal Year The Company's fiscal year end is the Saturday closest to the end of January. The current and prior fiscal years ended February 1, 2003 (fiscal 2002) and February 2, 2002 (fiscal 2001) contained 52 weeks. Consistent with the National Retail Federation fiscal calendar, the fiscal year ended February 3, 2001 (fiscal 2000) contained 53 weeks.

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

The Company's significant accounting judgments and estimates affect the valuation of inventories, depreciable lives of long-lived assets, impairments of long-lived assets, accrued liabilities, deferred taxes, self insurance reserves and reserves for sales returns.

Estimated Fair Value of Financial Instruments The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their estimated fair value.

Cash Equivalents The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Inventories Inventories are stated at lower of cost or market under the retail inventory method ("RIM"), in which the valuation of inventories at cost and gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. Cost includes certain buying and distribution costs related to the procurement, processing and transportation of merchandise. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

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

                                     36 CPWM

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

Goodwill In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill be disclosed separately from other intangible assets in the balance sheet, and no longer be amortized but tested at least annually for impairment. The Company adopted SFAS No. 142 on February 3, 2002 and ceased amortizing $4.2 million of goodwill as of that date. As required by this pronouncement, during the year, the Company completed the transitional and annual impairment tests, and based on the tests performed, there was no impairment of goodwill in fiscal 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Impairment of Long-Lived and Intangible Assets The Company's management believes that the carrying value of long-lived assets is appropriate and no adjustments to the carrying value of such assets is necessary.

Self-Insurance The Company is self insured for workers' compensation, general liability costs and certain health insurance plans with per occurrence and aggregate limits on losses. The self-insurance liability recorded in the financial statements is based on claims filed and an estimate of claims incurred but not yet reported.

Deferred Rent Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive certain lease incentives, primarily construction allowances. These allowances are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the life of the lease. The cumulative net excess of recorded rent expense over lease payments made in the amount of $10.5 million and $8.6 million is reflected in other liabilities in the balance sheets as of February 1, 2003 and February 2, 2002, respectively.

Stock-Based Compensation The Company accounts for stock-based awards to employees using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Consequently, no compensation expense has been recognized in the financial statements for employee stock arrangements. The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," are set forth below.

SFAS No. 123 establishes a fair value method of accounting for stock options and other equity instruments. SFAS No. 123 requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair

                                     37 CPWM
value method. For determining pro forma earnings per share, the fair value of the stock options and employees' purchase rights were estimated using the Black-Scholes option pricing model with the following assumptions:

                                                                 Fiscal Year Ended
                                                ----------------------------------------------------
                                                   February 1,        February 2,        February 3,
Stock Options                                             2003               2002               2001
----------------------------------------------------------------------------------------------------
Expected life after vesting (in years)                     1.8                1.8                1.8
Expected volatility                                       64.0%              62.5%              65.0%
Risk free interest rates                                   4.0%               4.4%               6.4%
Weighted average fair value per share granted   $        12.99     $        12.10     $        11.22
Expected dividends                                           -                  -                  -

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

                                                             Fiscal Year Ended
                                                ------------------------------------------
                                                 February 1,    February 2,    February 3,
(In thousands, except per share data)                   2003           2002           2001
                                                ------------------------------------------
Net income:
   As reported                                  $     28,386   $     20,202   $     21,672
   Pro forma                                          24,019         16,382         17,981
Basic net income per share:
   As reported                                  $       1.31   $       0.95   $       1.04
   Pro forma                                            1.11           0.77           0.86
Diluted net income per share:
   As reported                                  $       1.28   $       0.93   $       1.00
   Pro forma                                            1.08           0.75           0.83

Revenue Recognition The Company recognizes revenue from the sale of merchandise, net of discounts and an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is estimated based on historical experience, and to date has not been material.

Advertising Expense Advertising costs, which include newspaper, television, radio and other media advertising, are expensed as incurred. For fiscal 2002, 2001 and 2000, advertising costs were $38.7 million, $30.6 million and $27.2 million, respectively.

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

                                     38 CPWM

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

Net Income per Share SFAS No. 128 "Earnings Per Share," requires earnings per share (EPS) to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. The following is a reconciliation of the weighted average number of shares used in the Company's basic and diluted per share computations.

                                                        Fiscal Year Ended
                                           ------------------------------------------
                                            February 1,    February 2,    February 3,
(In thousands)                                     2003           2002           2001
                                           ------------------------------------------
Basic shares                                     21,696         21,355         20,813
Effect of dilutive stock options                    462            401            755
                                           ------------------------------------------
Diluted shares                                   22,158         21,756         21,568
                                           ==========================================

Certain options to purchase common stock were outstanding but were not included in the computation of diluted earnings per share because the effect would be anti-dilutive. For the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, these options totaled 241,399, 288,374 and 241,049, respectively.

Impact of New Accounting Standards In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill be disclosed separately from other intangible assets in the balance sheet, and no longer be amortized but tested at least annually for impairment. The Company adopted SFAS No. 142 on February 3, 2002 and ceased amortizing $4.2 million of goodwill and $0.7 million in intangible assets as of that date. As required by this pronouncement, during the year, the Company completed the transitional and annual impairment tests, and based on the tests performed, there was no impairment of goodwill and other intangible assets that are not subject to amortization in fiscal 2002. There can be no assurance that future goodwill and other intangibles impairment tests will not result in a charge to earnings. At February 1, 2003, the gross carrying value of intangible assets, subject to amortization, was $3.1 million with accumulated amortization of $2.1 million. Amortization expense related to these assets, primarily lease rights, in fiscal 2002, 2001 and 2000 totaled approximately $136,000, $138,000 and $147,000, respectively.

                                     39 CPWM

The following table presents the impact of SFAS No. 142 on net income and net income per share had the accounting standard been in effect for fiscal 2002, 2001 and 2000.

                                                                                  Fiscal Year Ended
                                                                    ------------------------------------------
                                                                     February 1,    February 2,    February 3,
(In thousands, except per share amounts)                                    2003           2002           2001
                                                                    ------------------------------------------
Net income - as reported                                            $     28,386   $     20,202   $     21,672
  Amortization of goodwill and other intangibles, net of tax                   -            190            172
Net income - adjusted                                               $     28,386   $     20,392   $     21,844
Basic net income per share - as reported                            $       1.31   $       0.95   $       1.04
Basic net income per share - adjusted                               $       1.31   $       0.95   $       1.05
Diluted net income per share - as reported                          $       1.28   $       0.93   $       1.00
Diluted net income per share - adjusted                             $       1.28   $       0.94   $       1.01

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 in the first quarter of fiscal 2002. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's reporting for impairments or disposals of long-lived assets.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance included in Emerging Issues Task Force (EITF) Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities, if any, initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for the Company's fiscal year ended February 1, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending January 31, 2004. The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on the Company's consolidated financial results.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees ,Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value

                                     40 CPWM
of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002. The initial adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus regarding EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 is effective for certain of the Company's vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

Note 2. Property and Equipment

Property and equipment consist of the following:

                                                    February 1,     February 2,
(In thousands)                                             2003            2002
                                                   ----------------------------
Land and land improvements                         $        530    $        530
Building and leasehold improvements                      69,554          61,221
Furniture, fixtures and equipment                        88,298          74,645
Facilities under capital leases                          51,982          45,296
                                                   ----------------------------
   Total                                                210,364         181,692
Less accumulated depreciation and amortization          (89,464)        (70,770)
                                                   ----------------------------
Property and equipment, net                        $    120,900    $    110,922
                                                   ============================

Note 3. Other Assets

Other assets consist of the following:

                                                 February  1,       February 2,
(In thousands)                                           2003              2002
                                              ---------------------------------
Deferred income taxes                         $         3,001    $        4,500
Lease rights and interests                              3,146             3,146
Other intangibles                                       1,439             1,400
Other                                                   4,021             4,027
                                              ---------------------------------
   Total                                               11,607            13,073
Less accumulated amortization                          (4,101)           (3,786)
                                              ---------------------------------
Other assets, net                             $         7,506    $        9,287
                                              =================================

                                     41 CPWM

Note 4. Leases

The Company leases certain properties consisting of retail stores, distribution centers, the corporate office and equipment. Store leases typically contain initial terms and provisions for two to three renewal options of five to ten years each, with renewal periods from 2003 to 2040 at the then-current market rates. The retail stores, distribution centers and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property.

The minimum rental payments required under capital leases (with interest rates ranging from 3.2% to 12.7%) and non-cancelable operating leases with an initial lease term in excess of one year at February 1, 2003, are as follows:

(In thousands)                                         Capital Leases    Operating Leases              Total
------------------------------------------------------------------------------------------------------------
Fiscal year:
   2003                                              $          5,164    $         50,382   $         55,546
   2004                                                         5,164              49,283             54,447
   2005                                                         5,125              47,321             52,446
   2006                                                         5,115              45,693             50,808
   2007                                                         5,080              43,399             48,479
Thereafter through the year 2040                               53,898             169,026            222,924
                                                     -------------------------------------------------------
Minimum lease commitments                                      79,546    $        405,104   $        484,650
                                                                         ===================================
Less amount representing interest                             (39,902)
                                                     ----------------
Present value of capital lease obligations                     39,644
Less current portion                                           (1,672)
                                                     ----------------
Long-term portion                                    $         37,972
                                                     ================

Accumulated depreciation related to capital leases was $14.0 million and $12.1 million at February 1, 2003 and February 2, 2002, respectively. Depreciation expense related to capital leases is classified as cost of sales and occupancy cost. For fiscal 2002, 2001 and 2000 such depreciation expense was $1.9 million, $1.0 million and $1.2 million, respectively. Interest expense related to capital leases was $3.5 million, $1.7 million and $1.8 million for fiscal 2002, 2001 and 2000, respectively.

Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases and sublease rental income are as follows:

                                                                  Fiscal Year Ended
                                                     --------------------------------------------
                                                      February 1,     February 2,     February 3,
(In thousands)                                               2003            2002            2001
                                                     --------------------------------------------
Operating leases:
     Minimum rental expense                          $     44,828    $     36,671    $     28,488
     Contingent rental expense                                761             751             981
     Less sublease rental income                           (1,084)         (1,137)         (1,070)
                                                     --------------------------------------------
         Total                                       $     44,505    $     36,285    $     28,399
                                                     ============================================
Capital leases - contingent rental expense           $      1,261    $      1,119    $      1,047
                                                     ============================================

                                     42 CPWM

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $2.8 million as of February 1, 2003.

Note 5. Revolving Line of Credit

The Company has an unsecured revolving line of credit agreement with a group of banks. The agreement allows for cash borrowings and letters of credit up to $30.0 million from January through June of each year, increasing to $75.0 million from July through December of each year to coincide with Holiday borrowing needs. Interest is paid quarterly in arrears on base rate loans and at each interest period applicable to IBOR loans (30, 60 and 90 days) based on the Company's election of the bank's reference rate or IBOR plus 0.9% from May 29, 2002 to June 1, 2003, increasing to IBOR plus 1.125% from June 2, 2003 to June 1, 2004 and IBOR plus 1.25% from June 2, 2004 to June 1, 2005. The agreement requires a 30-day "clean-up period" each year where outstanding credit advances, as defined in the agreement can (a) not exceed $20 million for not less than 30 consecutive days during the period from January 1, 2003 through March 31, 2003 and (b) must be zero for not less than 30 consecutive days during the period from January 1, 2004 through March 31, 2004 and from January 1, 2005 through March 31, 2005. The Company is subject to and in compliance with, certain financial covenants customary to such agreements. At the end of the last three fiscal years, the Company had no outstanding borrowings under its line of credit agreement. The Company had $10.7 million, $8.2 million and $4.1 million in outstanding letters of credit at the end of fiscal 2002, 2001 and 2000, respectively. Interest expense for borrowings under the credit agreement was $255,000, $172,000 and $167,000 for fiscal 2002, 2001 and 2000, respectively.

Note 6. Income Taxes

The provision for income taxes consists of the following:

                                                    Fiscal Year Ended
                                   --------------------------------------------
                                    February 1,     February 2,     February 3,
(In thousands)                             2003            2002            2001
                                   --------------------------------------------
Current:
   Federal                         $     10,276    $     10,788    $     13,442
   State                                    799           1,894           2,517
                                   --------------------------------------------
     Total current                       11,075          12,682          15,959
                                   --------------------------------------------
Deferred:
   Federal                                5,353             422          (1,788)
   State                                 (4,012)           (188)           (315)
                                   --------------------------------------------
     Total deferred                       1,341             234          (2,103)
                                   --------------------------------------------
Provision for income taxes         $     12,416    $     12,916    $     13,856
                                   ============================================

                                     43 CPWM

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                          Fiscal Year Ended
                                           ---------------------------------------------
                                            February 1,      February 2,     February 3,
                                                   2003             2002            2001
                                           ---------------------------------------------
U.S. federal statutory tax rate                    35.0%            35.0%           35.0%
State income taxes (net of U.S. federal
 income tax benefit)                                2.4              3.3             4.0
Benefit of wage and other tax credits              (7.5)               -               -
Non-deductible expenses                             0.2              0.2             0.3
Other                                               0.3              0.5            (0.3)
                                           ---------------------------------------------
Effective income tax rate                          30.4%            39.0%           39.0%
                                           =============================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   February 1,     February 2,
(In thousands)                                            2003            2002
                                                  ----------------------------
Current deferred tax asset (liability):
   Deductible reserves and other                  $        119    $        (39)
Long-term deferred tax asset (liability):
   Deferred rent                                         3,640           3,154
   Capital leases                                          272              12
   Lease rights                                           (402)           (484)
   Depreciation                                         (4,557)            922
   Deferred compensation                                   451             546
   Credit carryforward                                   3,161               -
   Other                                                   436             350
                                                  ----------------------------
     Total                                               3,001           4,500
                                                  ----------------------------
   Net deferred tax assets                        $      3,120    $      4,461
                                                  ============================

At February 1, 2003, the Company had California state enterprise zone credit carryforwards of approximately $3.2 million which have no expiration date and are available to offset future California franchise taxes.

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

                                     44 CPWM

The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 5,968,006 shares of common stock, less the aggregate number of shares relating to options granted and outstanding under the 1994 Plan (821,120 at February 1, 2003). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. A 900,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in February 2002 and by shareholders in June 2002 and is included in the share count above.

On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan (Director Option Plan) which was last amended by the shareholders in June 2002. The Director Option Plan permits the granting of options to non-employee directors to purchase up to 403,675 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and vest as determined by the Board of Directors, generally over four years. A 150,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors in February 2002 and by shareholders in June 2002 and is included in the share count above.

A summary of activity under the Company's option plans is set forth below:

                                                                                         Weighted
                                                                                          Average
                                                                        Shares     Exercise Price
                                                               ----------------------------------
Outstanding at January 29, 2000 (366,508 exercisable
 at a weighted average price of $8.02)                               1,719,177    $         13.80
   Granted                                                             623,137              19.72
   Exercised                                                          (467,685)             10.97
   Canceled and expired                                               (143,106)             19.51
                                                               ----------------------------------
Outstanding at February 3, 2001 (659,880 exercisable
 at a weighted average price of $13.89)                              1,731,523              16.21
   Granted                                                           1,000,532              22.60
   Exercised                                                          (527,889)             11.43
   Canceled and expired                                               (234,063)             20.56
                                                               ----------------------------------
Outstanding at February 2, 2002 (702,287 exercisable
 at a weighted average price of $18.27)                              1,970,103              20.23
   Granted                                                             540,500              24.49
   Exercised                                                          (291,215)             15.39
   Canceled and expired                                               (171,618)             22.52
                                                               ----------------------------------
Outstanding at February 1, 2003                                      2,047,770    $         21.79
                                                               ==================================

                                     45 CPWM

The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for stock options both outstanding and exercisable as of February 1, 2003:

                                                     Options Outstanding                             Options Exercisable
-------------------------------------------------------------------------------------------  ----------------------------------
Actual Range of Exercise        Number Outstanding  Remaining Life (Yrs.)    Exercise Price  Number of Shares   Exercise Price
-------------------------------------------------------------------------------------------  ----------------------------------
$ 2.56 - $ 2.64                             17,971                    2.2   $          2.60            17,971   $         2.60
  5.03 -   7.00                             71,444                    3.2              5.62            71,444             5.62
  8.00 -  10.72                             70,089                    4.3              9.84            70,089             9.84
 13.11 -  19.19                            329,754                    6.7             16.28           133,229            15.64
 20.00 -  29.16                          1,356,113                    8.6             23.28           266,720            22.44
 31.13 -  33.81                            202,399                    6.7             32.35           191,108            32.29
                              -------------------------------------------------------------  ---------------------------------
                                         2,047,770                    7.7   $         21.79           750,561   $        20.49
                              =============================================================  =================================


Employee Stock Purchase Plan On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan (Purchase Plan). A total of 675,000 shares have been authorized for issuance under the Purchase Plan, of which 550,934 remain available for issue as of February 1, 2003. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period. During fiscal 2002, 2001 and 2000, employees purchased approximately 14,385, 16,417 and 15,768 shares, respectively, of the Company's common stock under the Purchase Plan at weighted average per share prices of $24.71, $21.65 and $24.08, respectively.

Note 8. Employee Benefit Plans

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 25% of their salaries to a maximum of $12,000 per year and participants age 50 or older may contribute an additional catch-up deferral amount up to $2,000 in 2003. The Company matches 50% of the first 4% of base salary that the employee contributes to the 401(k) plan. The Company contributed approximately $455,000 in fiscal 2002, $442,000 in fiscal 2001 and $328,000 in fiscal 2000.

In addition, a non-qualified deferred compensation plan is available to certain employees whose benefits are limited under Section 401(k) of the Internal Revenue Service Code. Compensation deferrals approximated $456,000 for fiscal 2002 and $685,000 for fiscal 2001.

                                     46 CPWM

Note 9. Commitments and Contingencies

The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these matters. The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its probable liability may change.

Note 10. Quarterly Information (unaudited)

                                                                             Fiscal Quarters Ended
                                                ------------------------------------------------------------------------------
(In thousands, except per share data)                 May 4, 2002      August 3, 2002    November 2, 2002     February 1, 2003
                                                ------------------------------------------------------------------------------
Net sales                                       $         134,349   $         138,339   $         149,886    $         269,727
Gross profit                                               45,700              47,095              50,210               98,911
Net income (loss)                                           1,677               2,155                (712)              25,266
Net income (loss) per share
   Basic                                        $            0.08   $            0.10   $           (0.03)   $            1.16
   Diluted                                      $            0.08   $            0.10   $           (0.03)   $            1.14

                                                                             Fiscal Quarters Ended
                                                ------------------------------------------------------------------------------
(In thousands, except per share data)                 May 5, 2001      August 4, 2001    November 3, 2001     February 2, 2002
                                                ------------------------------------------------------------------------------
Net sales                                       $         112,915   $         112,101   $         113,544    $         229,912
Gross profit                                               37,261              37,342              36,294               84,627
Net income (loss)                                           1,233               1,509              (2,321)              19,781
Net income (loss) per share
   Basic                                        $            0.06   $            0.07   $           (0.11)   $            0.93
   Diluted                                      $            0.06   $            0.07   $           (0.11)   $            0.91

                                     47 CPWM

Board of Directors and Shareholders
Cost Plus, Inc.
Oakland, California

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries (the "Company") as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
San Francisco, California
March 17, 2003

                                     48 CPWM

Cost Plus World Market Across the Country
One Hundred Eighty-One Stores Nationwide*

Alabama
Birmingham

Arizona
Chandler
Mesa
Peoria
Phoenix (2)
Scottsdale (2)
Tucson (2)

California
Bakersfield
Brea
Citrus Heights
City of Industry
Colma
Concord
Escondido
Folsom
Fremont
Fresno
Glendale
La Jolla
La Mesa
Lakewood
Los Angeles (2)
Marin
Mission Viejo
Modesto
Mountain View
Northridge
Oakland
Oceanside
Ontario
Oxnard
Palm Desert
Pasadena
Pleasanton
Redding
Roseville
Sacramento
San Diego
San Dimas
San Francisco
San Jose (2)
San Luis Obispo
San Mateo
Santa Ana
Santa Barbara
Santa Cruz
Santa Rosa
Sherman Oaks
Stockton
Temecula
Thousand Oaks
Torrance
Tracy
Valencia
Vallejo
Walnut Creek
Woodland Hills

Colorado
Aurora
Boulder
Colorado Springs
Denver (3)
Thornton

Georgia
Atlanta (6)

Idaho
Boise

Illinois
Aurora
Champaign
Chicago (2)
Evanston
Gurnee
Kildeer
Normal
Northbrook
Oak Brook
Orland Park
Rockford
Schaumburg
Skokie
St. Charles

Indiana
Carmel

Iowa
Des Moines

Louisiana
New Orleans (2)
Baton Rouge

Michigan
Ann Arbor
Auburn Hills
Kentwood
Lansing
Novi
Portage
Rochester Hills
Shelby Township
Troy
Westland

Minnesota
Minneapolis-St.Paul (4)

Missouri
Brentwood
Chesterfield
Kansas City
Sunset Hills

Nebraska
Omaha

Nevada
Las Vegas (2)
Reno

New Mexico
Albuquerque
Santa Fe

North Carolina
Cary
Charlotte (4)
Durham
Greensboro
Winston-Salem

Ohio
Akron
Avon
Cincinnati (4)
Columbus (3)
Mayfield Heights
Mentor
North Canton
North Olmsted

Oregon
Clackamas
Eugene
Gresham
Portland
Tigard

Texas
Austin (4)
Dallas (3)
Fort Worth
Grapevine
Houston (5)
Plano (2)
San Antonio (3)

Virginia
Arlington
Fairfax
Falls Church
Kingstowne
Newport News
Sterling

Washington
Bellevue
Lynnwood
Redmond
Seattle
Spokane
Tacoma
Tukwila
Woodinville

Wisconsin
Appleton
Madison

* As of April 10, 2003

                                     49 CPWM

Directors and Officers

DIRECTORS

Murray H. Dashe
Chairman, Chief Executive Officer and President
Cost Plus, Inc.

Joseph H. Coulombe/1/
Independent Management Consultant

Barry J. Feld/2/
President, Chief Executive Officer
Chairman, PCA International, Inc.
Professional Photography Service Firm

Danny W. Gurr/1/
President, Quarto Holdings, Inc.
Illustrated Book Publisher

Kim D. Robbins/2/
Independent Management Consultant

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

Gail H. Fuller
Vice President, Divisional Merchandise Manager,
Trend Director

Lisa J. Griffin
Vice President, Planning and Allocation

Patricia A. Juckett
Vice President, Marketing and Advertising

Cliff A. March
Vice President, Information Services

Chris M. Miller
Vice President, Controller

Janet L. Tucker
Vice President, Divisional Merchandise Manager

                                     50 CPWM

[PHOTO OF JOSEPH H. COULOMBE, BARRY J. FELD, FREDRIC M. ROBERTS, MURRAY H.DASHE,
 DANNY W. GURR, KIM D. ROBBINS, THOMAS D. WILLARDSON]

Board of Directors, pictured from left: Joseph H. Coulombe, Barry J. Feld, Fredric M. Roberts, Murray H. Dashe, Danny W. Gurr, Kim D. Robbins,
 Thomas D.Willardson

CORPORATE DATA

Corporate Headquarters
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
www.costplusworldmarket.com

Annual Report on Form 10-K
A copy of the Company's fiscal 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the address above or online at www.costplusworldmarket.com.

Independent Auditors
Deloitte & Touche LLP
San Francisco, California

Transfer Agent and Registrar
Bank Boston
c/o EquiServe, LP
Boston, Massachusetts
(781) 575-3120

Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

[Gift Card attached here]

Use this gift card as cash at any Cost Plus World Market location. Card has no value until activated by cashier.