Form 10-K, Exhibit 13
period 2004-01-31
COST PLUS INC/CA/
filed 2004-04-15
CIK 798955

Exhibit 13

[GRAPHIC APPEARS HERE]

Bring home the world.

COST PLUS WORLD MARKET 2003 ANNUAL REPORT

[GRAPHIC APPEARS HERE]

That’s the opportunity we

give our customers — no matter

what they’re shopping for.

The world under one roof — that’s what

you’ll find at Cost Plus World Market. We offer

value-oriented home furnishings, decorative

accessories, and gourmet food and wine

from more than 60 countries.

Our stores have the informal, unhurried

ambience of an open-air marketplace in a foreign

land. And we constantly bring in new products

from around the world, so our customers

know they can always find something new and

wonderful for entertaining or relaxing

or just plain living.

[GRAPHIC APPEARS HERE]

ENTERTAINING

With our unique mix of quality

home furnishings and gourmet food and

wine, we have products to celebrate

any occasion, from holiday to every day.

[GRAPHIC APPEARS HERE]

holiday spirit

[GRAPHIC APPEARS HERE]

casual everyday elegance

[GRAPHIC APPEARS HERE]

Life of the party.

Whether it’s a formal holiday party or

simple Saturday evening supper, entertaining is all

about creating the right combination of food, wine,

and atmosphere. At Cost Plus World Market,

shoppers can create that combination with a single

shopping trip. We have a unique mix of products —

combining home furnishings with gourmet

food and wine — and a broad selection, with more

than 10,000 items in every store, from

Champagne to table settings.

We also continually update our selection to

keep our merchandise fresh and interesting. And

we always offer extraordinary value on our

extraordinary products. Offering home furnishings

and food and wine has always made Cost Plus

World Market unique, and our customers have long

known that they can count on us to help make

any celebration a success.

[GRAPHIC APPEARS HERE]

RELAXING

Warm bath or warm breeze, indoors

or outside — wherever our customers

want to relax, we have products that

can help them make it happen.

[GRAPHIC APPEARS HERE]

unwind indoors

[GRAPHIC APPEARS HERE]

easy outdoor living

[GRAPHIC APPEARS HERE]

A little peace and quiet.

In a stressful world, we all need a chance to relax.

That’s why our buyers are constantly looking for

unique and affordable products that can bring a feeling

of sanctuary to any home. In the garden, for example,

our customers can unwind with colorful patio

furniture and accessories. And they can turn any

bathroom into a luxurious spa.

Or they can spend an hour at Cost Plus World

Market. For our customers, that’s a recipe for relaxation,

too, because our stores make shopping calm and

pleasant. The atmosphere is casual, with exposed rafters,

polished concrete floors, warm colors, and

natural lighting. And our floor plan and product displays

are open and unstructured to encourage wandering

and extended browsing. In short, our stores are fun places

to shop — further proof that we understand the

importance of giving our customers an opportunity

for a little peace and quiet.

[GRAPHIC APPEARS HERE]

LIVING

We search the world for

extraordinary items — big and small —

that can help a customer transform

his or her house into a home.

[GRAPHIC APPEARS HERE]

big values

[GRAPHIC APPEARS HERE]

small surprises

[GRAPHIC APPEARS HERE]

Home is where the heart is.

And the soul, too, because nothing embodies

the American dream like the home. Maybe it used

to be cars or clothes or careers, but today it is our

homes that most clearly define who we are, how we live,

and what we value. This focus on the home, which includes

everyone from Baby Boomers to Generations

X and Y, has translated into strong, steady growth

in the home furnishings market.

In this market, our large assortment of unique

furniture and accessories, including rugs, decorative

gifts, and kitchen items, has made Cost Plus World

Market a leading destination retailer. This, coupled with

our relaxing and fun shopping environment and

our commitment to excellent quality at an affordable

price, has translated into extraordinarily loyal customers,

who know they can always expect to find something

new, distinctive and delightful for their homes

at Cost Plus World Market.

[GRAPHIC APPEARS HERE]

MURRAY H. DASHE

CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

TO OUR SHAREHOLDERS,

Cost Plus World Market experienced another successful and productive year in 2003. Total sales grew 15.8% to $801.6 million, driven by solid performance at the 31 new stores we opened during the year, and a 2.7% increase in our same store sales. Net income rose 16.2% to $33 million, or $1.48 per fully diluted share, as we continued to gain earnings leverage from our substantial infrastructure investments of the past five years.

A Unique and Popular Retail Concept in a High-Opportunity Market

The strength of our 2003 performance reflects the strength of the Cost Plus World Market concept. We offer customers a unique mix of casual home furnishings and non-perishable gourmet foods and wines in a relaxed and pleasant shopping environment. We update our product selection continuously, changing approximately 60% of our merchandise every year, and we always offer excellent quality at an affordable price. As you will read in the rest of this annual report, Cost Plus World Market has a distinctly global sensibility. We truly give our customers a way to bring home the world.

This has proven to be an important advantage for Cost Plus World Market. The home has been at the heart of the American Dream since the end of World War II and in recent years there has been a much-discussed shift by consumers toward increased investment in their homes. Like many other home furnishings retailers we have benefited from this trend, but we believe we have out-competed our peers in large part because of our international perspective. It inspires the adventurous atmosphere of our stores. It allows us to provide exceptional value on items at every price point. And it enables us to offer truly unique products that are casual without being common and that avoid short-lived design trends in favor of a more timeless style.

The word our buyers use is “authentic,” and they continually search through more than 60 countries each year looking for items that have the authenticity that we know our customers will recognize and appreciate. To ensure a unique selection, we are active in countries such as India, Vietnam, and even Chile where other importers have not established as strong a presence, and once we identify areas of opportunity we focus our resources on building strong relationships with local craftsmen and manufacturers. You can see the results of their hard work in our stores every day.

Focused on Operating Efficiency Throughout the Company

While our concept and compelling product selection are driving our strong sales growth, it is our operating efficiency that is driving our increasing profitability. This improved efficiency is the result of

[MAP APPEARS HERE]

The Cost Plus World Market concept has been embraced by consumers wherever we have opened new stores — not only in large metropolitan markets, but in mid-sized urban and suburban markets as well. We’ve built a loyal and growing customer base from Los Angeles, California to Appleton, Wisconsin to Newport News, Virginia, and we believe this broad appeal will enable us to expand our store base by approximately 16% each year toward our goal of 600 stores nationwide.

our recent investments in better systems and processes throughout the organization, from product planning and purchasing to inventory management. These new systems, coupled with the opening of our Virginia distribution center, have dramatically improved productivity. Our in-stock position is consistently excellent, with all of our products moving through the distribution center and to our stores up to 65% faster than three years ago when we brought the first of our new systems online.

Our merchandising functions are also stronger. Advanced sales analysis, forecasting, and planning software have allowed us not only to improve our purchasing efficiency, but also to identify areas of opportunity for sales and margin growth. This kind of comprehensive strategic planning has driven the success of our private label program – we carry more than 3000 private label products throughout our stores – and enabled us to conduct several theme-oriented promotions that have spurred customer traffic and sales during traditionally slow periods of the year.

Better planning has also enabled us to develop successful new product categories, such as artificial flowers, bedding, and personal bath items. At any given time, we will be testing new products and categories in up to two dozen of our stores, always looking for breakthrough ideas that will keep customers intrigued, excited, and coming back to Cost Plus World Market again and again.

Building on Our Momentum in 2004 and Beyond

As we wrote in last year’s annual report, the Cost Plus World Market concept has proven to be successful not just in large metropolitan areas, but even in mid-sized urban and suburban markets around the country. We also have discovered that we can cluster stores in larger urban markets without any long-term negative impact on an established store’s sales. Our concept is broadly appealing and our customers are deeply loyal. Based on these two facts — and a great deal of detailed demographic and geographic research — we believe there is room for at least 600 Cost Plus World Market stores in the United States.

As we expand our store base we will continue to insist on sites that offer ample parking and both high-traffic thoroughfares and other destination retailers nearby. We will also continue our practice of “seeding” new stores with experienced managers and staff to ensure that we open successfully and establish our strong, sustainable store economics. In 2003 we followed this approach and we project that our 31 new stores will average nearly $3.5 million in annualized sales — performance that all of our store personnel can be extremely proud of.

In 2004 we intend to again grow our store base by another 16%, adding a net of 33 new stores and entering several new markets. Following our model, we also expect to increase sales nearly 18% —

Net Sales

(dollars in millions)

99	$402.3
00	493.7
01	568.5
02	692.3
03	801.6

Operating Income

(dollars in millions)

99	$33.1
00	36.2
01	34.1
02	44.3
03	54.8

Net Income

(dollars in millions)

99	$19.7
00	21.7
01	20.2
02	28.4
03	33.0

Comparable Store Sales

(percentage increase)

99	8.6%
00	4.6
01	0.3
02	5.6
03	2.7

Five Year Compound Annual Growth Rate

1999-2003

Stores	19%
Net Sales	21
Net Income	20

again driven by both new stores and same store sales gains — and grow earnings per share approximately 20%. This kind of strong, steady profitable growth is well within reach if we continue to execute our winning concept successfully.

And we fully intend to do so. The management and employees of Cost Plus World Market have proven their ability to move this company forward even during the challenging economic climate of the last two years. We believe years of exciting growth are still ahead of us, and we look forward to reporting on our progress as we expand our company into a truly national retail chain.

/s/    Murray H. Dashe

Murray H. Dashe

Chairman, Chief Executive Officer, and President

March 2004

2003 Financial Overview

Five Year Summary of Selected Financial Data	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	22
Consolidated Balance Sheets	33
Consolidated Statements of Operations	34
Consolidated Statements of Shareholders’ Equity	35
Consolidated Statements of Cash Flows	36
Notes to Consolidated Financial Statements	37
Independent Auditors’ Report	48
Store Locations	49
Directors and Officers	50

Five Year Summary of Selected Financial Data

	Fiscal Year[1]
(In thousands, except per share and selected operating data)	2003	2002	2001	2000	1999
Statement of Operations Data:
Net sales	$801,566	$692,301	$568,472	$493,661	$402,292
Cost of sales and occupancy	521,760	450,385	372,948	316,500	255,383

Gross profit	279,806	241,916	195,524	177,161	146,909
Selling, general and administrative expenses	219,247	192,284	156,832	135,923	110,108
Store preopening expenses	5,736	5,378	4,612	5,044	3,671

Income from operations	54,823	44,254	34,080	36,194	33,130
Net interest expense	3,285	3,452	962	666	859

Income before income taxes	51,538	40,802	33,118	35,528	32,271
Income taxes	18,550	12,416	12,916	13,856	12,586

Net income	$32,988	$28,386	$20,202	$21,672	$19,685

Net income per share — basic	$1.53	$1.31	$0.95	$1.04	$0.97
Net income per share — diluted	$1.48	$1.28	$0.93	$1.00	$0.93
Weighted average shares outstanding — basic	21,624	21,696	21,355	20,813	20,321
Weighted average shares outstanding — diluted	22,349	22,158	21,756	21,568	21,189

Selected Operating Data:
Percent of net sales:
Gross profit	34.9%	34.9%	34.4%	35.9%	36.5%
Selling, general and administrative expenses	27.4%	27.8%	27.6%	27.5%	27.4%
Income from operations	6.8%	6.4%	6.0%	7.3%	8.2%
Number of stores:
Opened during period	31	26	23	24	18
Closed during period	2	1	—	—	—
Open at end of period	204	175	150	127	103
Average sales per selling square foot[2]	$267	$266	$258	$273	$269
Comparable store sales increase[3]	2.7%	5.6%	0.3%	4.6%	8.6%

Balance Sheet Data (at period end):
Working capital	$183,644	$141,229	$117,381	$98,001	$80,663
Total assets	421,818	375,039	317,940	252,865	214,699
Note payable and capital lease obligations, less current portion	36,167	37,972	33,216	13,474	14,416
Total shareholders’ equity	266,929	225,780	198,709	169,121	138,335
Current ratio	2.77	2.42	2.54	2.59	2.47
Debt to equity ratio	14.2%	17.6%	17.2%	8.2%	10.9%

1.	The Company’s fiscal year end is the Saturday closest to the end of January. Fiscal 2000 was 53 weeks and ended on February 3, 2001. All other fiscal years presented consisted of 52 weeks.
2.	Calculated using net sales for stores open during the entire period divided by the selling square feet of such stores.
3.	A store is included in comparable store sales the first day of the fiscal month beginning with the fourteenth full fiscal month of sales. To ensure a meaningful comparison, comparable store sales are measured on a 52-week basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report includes a number of forward-looking statements, which reflect the Company’s current beliefs and estimates with respect to future events and the Company’s future financial performance, operations and competitive position.

An asterisk “*” denotes a forward-looking statement reflecting current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in such forward-looking statements and shareholders of Cost Plus, Inc. (the “Company” or “Cost Plus”) should carefully review the cautionary statements set forth in this Annual Report, including “Factors Affecting Future Performance” and “Quarterly Results and Seasonality” beginning on page 25 and 28, respectively. In addition to statements marked with an asterisk “*”, the words “expect,” “anticipate,” “estimate,” “believe,” “looking ahead,” “forecast,” “may,” “will,” “should,” “project,” “continue,” “aims,” “intends,” “likely,” “plan” and similar expressions identify forward-looking statements. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Overview

Cost Plus, Inc. is a leading specialty retailer of casual home furnishings and entertaining products. As of January 31, 2004, the Company operated 204 stores under the name “World Market,” “Cost Plus World Market,” “Cost Plus” and “Cost Plus Imports” in 26 states. The Company’s business strategy is to differentiate itself by offering a large and ever-changing selection of unique products, many of which are imported, at value prices in an exciting shopping environment. Many of the Company’s products are proprietary or private label, often incorporating the Company’s own designs, “World Market” brand name, quality standards and specifications and typically are not available at department stores and other specialty retailers.

Cost Plus’ strategy is to increase market share through expansion by opening stores primarily in metropolitan and suburban markets that can support multiple stores and enable the Company to achieve advertising, distribution and operating efficiencies. The Company may also selectively enter mid-size markets which can support one or two stores that the Company believes can meet its profitability criteria. In fiscal 2004, the Company has announced plans to grow its store base by another 16%, adding a net 33 new stores and entering several new markets.*

In fiscal 2004, the Company plans to begin construction on the expansion of its 500,000 square foot Virginia distribution center to 1,000,000 square feet with the added capacity scheduled to come online in the first half of fiscal 2005.* In connection with the expansion, the Company also reached an agreement to purchase the existing 500,000 square foot facility currently under lease for $26.5 million, which is expected to close in May 2004.* The completion of both transactions is subject to obtaining necessary approvals and permits.

The Company expects capital expenditures on the purchase and expansion project will total $50.5 million, with $42.5 million of expenditures expected in fiscal 2004 and $8.0 million expected in fiscal 2005.* The Company plans to fund a portion of the purchase and expansion projects, approximately $10.0 million, from internally generated funds and its existing revolving credit facility.* The remaining balance of the purchase and expansion is planned to be financed through new long-term debt of $20.0 million and through a new $20.0 million revolving line of credit, a portion of which will convert to fixed rate long-term debt in fiscal 2005.* Interest on the loan for the purchase of the existing facility has been fixed at 4.82% per annum. Interest on the revolving line of credit is at LIBOR plus 0.9%. Financing for the purchase and expansion project is subject to the execution of a definitive loan agreement.

Critical Accounting Policies and Estimates

Cost Plus, Inc.’s and its subsidiaries’ discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Estimates and assumptions include, but are not limited to, inventory values, fixed asset lives, intangible asset values, deferred income taxes, self-insurance reserves and the impact of contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. The Company has also chosen certain accounting policies when options are available, including the retail inventory method of accounting for inventories and the intrinsic value method to account for common stock options. These accounting policies are applied consistently for all years presented. Operating results would be affected if other alternatives were used. Information about the impact on operating results by using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” is included in Note 1 to the consolidated financial statements.

Although not all inclusive, the Company believes that the following represent the more critical estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition The Company recognizes revenue from the sale of merchandise, net of discounts and an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is based on historical experience and was approximately $0.3 million for both fiscal 2003 and 2002 and $0.2 million for fiscal 2001.

Inventory Inventories are stated at the lower of cost or market with cost determined under the retail inventory method (“RIM”), in which the valuation of inventories at cost and gross margins is calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, the Company’s use of the RIM results in valuing inventories at lower of cost or market as markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as gross margin. To reduce the potential of such distortions in the valuation of inventory, the Company’s RIM utilizes multiple departments in which fairly homogeneous classes of merchandise inventories having similar gross margins are grouped. In addition, failure to take timely markdowns could result in an overstatement of cost under the lower of cost or market principle. When necessary, the Company records a markdown allowance that reduces inventory value to the lower of cost or market. Management believes that the Company’s RIM provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Insurance / Benefits The Company records estimates for certain health and welfare, workers’ compensation and casualty insurance costs that are self-insurance programs with per occurrence and aggregate limits on losses. Should a greater amount of claims occur compared to what was estimated or costs of medical care increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

Other Accounting Estimates Estimates inherent in the preparation of the Company’s financial statements include those associated with the evaluation of the recoverability of recorded deferred tax assets, the adequacy of recorded deferred tax liabilities, the impairment of goodwill and long-lived assets and those estimates used in the determination of liabilities related to litigation, claims and assessments. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historic experience and current and expected economic conditions. The Company periodically reevaluates these significant factors and makes adjustments where facts and circumstances dictate. To date, actual results have not significantly deviated from those determined using the estimates described above.

The Company has not recorded a valuation allowance to reduce its deferred tax assets and believes the recorded deferred tax liability is adequate. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance and the adequacy of the recorded deferred tax liability. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period such a determination was made. Likewise, should the Company determine it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such a determination was made. If the Company were to determine that its recorded tax liabilities were understated, an adjustment to deferred tax liabilities would be charged to income in the period such a determination was made. Conversely, should the Company determine that its deferred tax liabilities are in excess of its actual liability, an adjustment to deferred tax liabilities would increase income in the period such a determination was made.

The Company had net goodwill in the amount of $4.2 million at January 31, 2004. In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” the Company performed an impairment test, which resulted in no impairment being identified.

The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company’s financial position or results of operations.* It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions related to these matters. The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling the matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company’s strategies change, it is possible that the Company’s best estimate of its probable liability may change.

Factors Affecting Future Performance

The Company’s continued success depends, in part, upon its ability to increase sales at existing locations, to open new stores and to operate stores on a profitable basis. There can be no assurance that the Company’s existing strategies and store expansion program will result in a continuation of revenue and profit growth. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict.

The Company’s future performance is subject to risks and uncertainties that include, without limitation, a general deterioration in economic trends, ongoing competitive pressures in the retail industry, obtaining acceptable store locations, timely introduction and customer acceptance of the Company’s merchandise offering, the Company’s ability to efficiently source and distribute products, the Company’s ability to realize expected operational and cost efficiencies from its distribution centers, the Company’s ability to successfully extend its geographic reach into new markets, unseasonable weather trends, significant increases in the cost of fuel or utility services, changes in the level of consumer spending on, or preferences for, home-related merchandise, fluctuations in the value of the U.S. dollar against foreign currencies, changes in accounting rules and regulations, the Company’s ability to attract and retain the retail talent necessary to execute its strategies, international conflicts and political strife and the effects on the flow or price of merchandise from overseas, terrorist attacks and our nation’s response thereto and the Company’s ability to implement and integrate various new systems and technologies. In addition, the Company’s corporate headquarters, one of its distribution centers and a significant number of its stores are located in California; therefore, a downturn in the California economy or a major natural disaster could significantly affect the Company’s operating results and financial condition.

In addition to the above factors, the retail industry is highly seasonal. The net sales of the Company for the fourth (Holiday) fiscal quarter are historically higher than each of the first three fiscal quarters. The Company has realized a significant portion of its profits in each fiscal year during the fourth fiscal quarter. If intensified price competition, lower than anticipated consumer demand or other factors were to occur during the fourth fiscal quarter, the Company’s fiscal year results could be adversely affected.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

Net Sales Net sales consist of sales from comparable stores and non-comparable stores. Net sales increased $109.3 million, or 15.8%, to $801.6 million in fiscal 2003, from $692.3 million in fiscal 2002. The increase in net sales was attributable to an increase in comparable and non-comparable store sales. Comparable store sales rose 2.7%, or $18.1 million in fiscal 2003, compared to 5.6%, or $30.1 million, in fiscal 2002. Comparable store sales increased primarily as a result of an increase in average transaction size per customer. The increase in average transaction size per customer resulted primarily from strong net sales increases in products such as furniture that carry a higher average price. Non-comparable store sales, which include all stores open less than fourteen full fiscal months, increased $91.2 million. As of January 31, 2004, the Company operated 204 stores compared to 175 stores as of February 1, 2003.

The Company classifies its sales into the home furnishings and consumables product lines. Home furnishings were 62% of sales in fiscal 2003 compared to 63% in the prior year and consumables were 38% in fiscal 2003 compared to 37% in the prior year. The sales mix shift to consumables was primarily due to strong beverage sales.

Cost of Sales and Occupancy Cost of sales and occupancy, which consists of costs to acquire merchandise inventory, costs of freight and distribution, as well as certain facility costs, increased $71.4 million, or 15.8%, to $521.8 million, in fiscal 2003 compared to $450.4 million in fiscal 2002. Cost of sales increased $61.0 million primarily due to increased sales volume. Occupancy costs increased $10.4 million due to the addition of 29 net new stores in fiscal 2003, increased common area maintenance costs passed through by landlords and higher real estate tax assessments. Total cost of sales and occupancy as a percentage of sales was 65.1%, the same as last year.

Gross Profit As a percentage of net sales, gross profit was 34.9% in fiscal 2003 and fiscal 2002. Although gross profit for the year was consistent with last year, the Company experienced improved margins related to distribution center cost efficiencies, higher mark-ups and lower inventory shrinkage, which were offset by higher markdowns and occupancy costs.

Selling, General and Administrative (“SG&A”) Expenses SG&A expense increased $27.0 million, or 14.0%, in fiscal 2003 compared to fiscal 2002. The increase was primarily due to the addition of new stores opened throughout fiscal 2002 and 2003, totaling a net of 54 new stores. As a percentage of net sales, SG&A expense decreased to 27.4% in the current year from 27.8% last year. Results for fiscal 2002 included a charge for a wage and hour lawsuit settlement and professional fees related to an employment and capital investment tax study. Together these costs impacted the SG&A rate in fiscal 2002 by approximately 0.5 percentage points.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $5.7 million in fiscal 2003 compared to $5.4 million in fiscal 2002. The Company opened 31 stores in fiscal 2003 compared to 26 stores in fiscal 2002. Expenses vary depending on the particular store site and whether it is located in a new or existing market.

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense on the Company’s revolving line of credit, net of interest income earned on Company investments, was $3.3 million in fiscal 2003 and $3.5 million in fiscal 2002. This decrease in net interest expense is primarily due to lower average borrowings on the line of credit compared to last year.

Income Taxes The Company’s effective tax rate was 36.0% in fiscal 2003 and 30.4% in fiscal 2002. The rate for fiscal 2002 was substantially reduced by tax credits relating to an employment and capital investment tax study completed in 2002. Of the credits recognized in 2002, $2.4 million related to prior years. Excluding the effect of the tax credits recorded in fiscal 2002 that related to prior years, the Company’s effective tax rate in fiscal 2002 was 35.8%. For fiscal 2004, the Company expects that the effective tax rate will be 38.0% due to the diminishing impact of the employment and capital investment tax credits.*

Fiscal 2002 Compared to Fiscal 2001

Net Sales Net sales consist of sales from comparable stores and non-comparable stores. Net sales increased $123.8 million, or 21.8%, to $692.3 million in fiscal 2002, from $568.5 million in fiscal 2001. The increase in net sales was attributable to an increase in comparable and non-comparable store sales. Comparable store sales rose 5.6%, or $30.1 million for fiscal 2002, compared to 0.3%, or $1.3 million, in fiscal 2001. Comparable store sales increased as a result of a 2.7% increase in customer sales checks and a 2.9% increase in average transaction size per customer. The increase in average transaction size per customer resulted primarily from a sales mix shift to home furnishings, which carry a higher average retail price. Non-comparable store sales, which include all stores open less than fourteen full fiscal months, increased $93.7 million. As of February 1, 2003, the Company operated 175 stores compared to 150 stores as of February 2, 2002.

The Company classifies its sales into the home furnishings and consumables product lines. Home furnishings were 63% of sales in fiscal 2002 compared to 62% in the prior year, and consumables were 37% in fiscal 2002 compared to 38% in the prior year. The sales mix shift to home furnishings was primarily due to strong sales in the dining and living room furniture categories.

Cost of Sales and Occupancy Cost of sales and occupancy, which consists of costs to acquire merchandise inventory, costs of freight and distribution, as well as certain facility costs, increased $77.4 million, or 20.8%, in fiscal 2002 compared to fiscal 2001. Cost of sales increased $67.4 million due to the increased sales volume, as well as an increase in distribution costs from the ramp-up of the Company’s new Virginia distribution center. Occupancy costs increased $10.0 million due to the addition of 25 net new stores in fiscal 2002, an increase in rental rates for renewal lease agreements and increases in common area maintenance costs passed through by landlords under these agreements. Total cost of sales and occupancy decreased 0.5 percentage points to 65.1% of sales in fiscal 2002 from 65.6% of sales in fiscal 2001. The decline was mainly due to a higher sales mix of home furnishings in fiscal 2002 which have a lower product cost as a percentage of sales.

Gross Profit As a percentage of net sales, gross profit was 34.9% in fiscal 2002 and 34.4% in fiscal 2001. The increase was largely due to a sales mix shift to higher margin home furnishings. Home furnishings made up 63% of total sales in fiscal 2002, compared to 62% in fiscal 2001.

Selling, General and Administrative (“SG&A”) Expenses As a percentage of net sales, SG&A expenses increased to 27.8% in fiscal 2002 from 27.6% in fiscal 2001. The increase in the SG&A expense rate resulted primarily from costs associated with the settlement of claims relating to the California wage and hour lawsuit and professional fees related to an employment and capital investment tax study. The combined impact of the legal settlement and the tax study was approximately $3.5 million. Additional costs associated with new stores added in fiscal 2001 and 2002, which together totaled a net of 48 new stores, together with the cost of the settlement and tax study substantially contributed to the $35.5 million increase in SG&A expenses. Partially offsetting this effect was the additional leverage on operating expenses from increased sales.

Store Preopening Expenses Store preopening expenses, which include grand opening advertising and preopening merchandise setup expenses, were $5.4 million in fiscal 2002 and $4.6 million in fiscal 2001. Expenses vary depending on the particular store site and whether it is located in a new or existing market. The Company opened 26 stores in fiscal 2002 compared to 23 stores in fiscal 2001.

Net Interest Expense Net interest expense, which includes interest on capital leases and interest expense on the Company’s revolving line of credit, net of interest income earned on Company investments, was $3.5 million in fiscal 2002 and $1.0 million in fiscal 2001. This increase in net interest expense was due to an increase in capital lease interest incurred in connection with leases signed for the Virginia distribution center, higher average borrowings and lower interest earned on investments due to a significant drop in the prime rate.

Income Taxes The Company’s effective tax rate was 30.4% in fiscal 2002 and 39.0% in fiscal 2001. The decrease in the tax rate was substantially due to tax credits relating to an employment and capital investment tax study recorded in fiscal 2002. Of the credits recognized in fiscal 2002, $2.4 million related to prior years. Excluding the effect of the prior year credits and associated fees, the Company’s effective tax rate was 35.8% for fiscal 2002.

Inflation

The Company does not believe that inflation has had a material effect on its financial condition and results of operations during the past three fiscal years. However, there can be no assurance that the Company’s business will not be affected by inflation in the future.

Quarterly Results and Seasonality

The following table sets forth the Company’s unaudited quarterly operating results for the eight most recent quarterly periods:

	Fiscal Quarters Ended
(In thousands, except per share data and number of stores)	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004
Net sales	$159,218	$159,760	$170,019	$312,569
Gross profit	54,426	54,935	56,958	113,487
Net income	2,563	2,873	858	26,694
Net income per weighted average share
Basic	$0.12	$0.13	$0.04	$1.22
Diluted	$0.12	$0.13	$0.04	$1.18
Number of stores open at end of period	181	187	195	204

	Fiscal Quarters Ended
(In thousands, except per share data and number of stores)	May 4, 2002	August 3, 2002	November 2, 2002	February 1, 2003
Net sales	$134,349	$138,339	$149,886	$269,727
Gross profit	45,700	47,095	50,210	98,911
Net income (loss)	1,677	2,155	(712)	25,266
Net income (loss) per weighted average share
Basic	$0.08	$0.10	$(0.03)	$1.16
Diluted	$0.08	$0.10	$(0.03)	$1.14
Number of stores open at end of period	156	163	169	175

The Company’s business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the fourth quarter (Holiday) season. Due to the importance of the Holiday selling season, the fourth quarter of each fiscal year has historically contributed, and the Company expects it will continue to contribute, a disproportionate percentage of the Company’s net sales and most of its net income for the entire fiscal year.* Any factors negatively affecting the Company during the Holiday selling season in any year, including unfavorable economic conditions, could have a material adverse effect on the Company’s financial condition and results of operations. The Company generally experiences lower sales and earnings during the first three quarters and, as is typical in the retail industry, may incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for a full fiscal year. In addition, the Company makes decisions regarding merchandise well in advance of the season in which it will be sold. Significant deviations from projected demand for products could have a material adverse effect on the Company’s financial condition and results of operations, either by lost gross sales due to insufficient inventory or lost gross margin due to the need to mark down excess inventory.

The Company’s quarterly results of operations may also fluctuate based upon such factors as delays in the flow of merchandise, the ability to realize the expected operational and cost efficiencies from its distribution centers, the number and timing of store openings and related store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings or relocations, competitive factors, changes in fuel and other shipping costs, general economic conditions, geopolitical conditions, fluctuations in the value of the U.S. dollar against foreign currencies, labor market fluctuations, changes in accounting rules and regulations and unseasonable weather conditions.

Liquidity and Capital Resources

The Company’s primary uses for cash are to fund operating expenses, inventory requirements and new store expansion. Historically, the Company has financed its operations primarily from internally generated funds and seasonal borrowings under the Company’s revolving credit facility. The Company believes that the combination of its cash and cash equivalents, short-term investments, internally generated funds and available borrowings under its revolving line of credit will be sufficient to finance its working capital and new store expansion requirements for at least the next twelve months.*

Planned Expansion In fiscal 2004, the Company plans to begin construction on the expansion of its 500,000 square foot Virginia distribution center to 1,000,000 square feet with the added capacity scheduled to come online in the first half of fiscal 2005.* In connection with the expansion, the Company also reached an agreement to purchase the existing 500,000 square foot facility currently under lease for $26.5 million, which is expected to close in May 2004.* The completion of both transactions is subject to obtaining necessary approvals and permits.

The Company expects capital expenditures on the purchase and expansion project will total $50.5 million, with $42.5 million of expenditures expected in fiscal 2004 and $8.0 million expected in fiscal 2005.* The Company plans to fund a portion of the purchase and expansion projects, approximately $10.0 million, from internally generated funds and its existing revolving credit facility.* The remaining balance of the purchase and expansion is planned to be financed through new long-term debt of $20.0 million and through a new $20.0 million revolving line of credit, a portion of which will convert to fixed rate long-term debt in fiscal 2005.* Interest on the loan for the purchase of the existing facility has been fixed at 4.82% per annum. Interest on the revolving line of credit is at LIBOR plus 0.9%. Financing for the purchase and expansion project is subject to the execution of a definitive loan agreement.

Historical Performance Net cash provided by operating activities totaled $33.7 million for fiscal 2003, an increase of $2.4 million from fiscal 2002. The increase in net cash provided by operations is primarily due to higher net income adjusted for non-cash depreciation and amortization and deferred taxes, as well as a decrease in prepaid expenses related to the timing of rent payments. The increase was partially offset by a smaller increase in accounts payable compared to last year due to the timing of expenditures and the payment of a legal settlement in fiscal 2003 that was accrued in fiscal 2002.

Net cash provided by operating activities totaled $31.2 million for fiscal 2002, an increase of $3.2 million from fiscal 2001. The increase in net cash provided by operating activities was primarily due to the increase in net income to $28.4 million and an increase in current liabilities, partially offset by an increase in inventories.

Net cash used in investing activities totaled $34.3 million in fiscal 2003 compared to $22.8 million in fiscal 2002, an increase of $11.5 million. The increase resulted primarily from the purchase of $9.0 million in highly liquid short-term investments and an increase in capital expenditures of $3.8 million. The increase in capital expenditures resulted primarily from opening five more stores in fiscal 2003 compared to fiscal 2002, increased capital expenditures on store remodeling projects, and increased spending on management information systems. The increase in net cash used in investing activities was partially offset by proceeds received on the sale of property and equipment of $1.3 million compared to $0.1 million in fiscal 2002. The Company estimates that fiscal 2004 capital expenditures will approximate $70.8 million; including approximately $16.2 million for new stores, $26.5 million to purchase the Virginia distribution center, $16.0 million for the Virginia distribution center expansion project, $6.8 million for management information systems and distribution center projects, and $5.3 million allocated to investments in existing stores and facilities.*

Net cash used in investing activities totaled $22.8 million in fiscal 2002 compared to $27.4 million in fiscal 2001, a decrease of $4.6 million. The decrease resulted from additional spending on distribution center projects in fiscal 2001, partially offset by opening three more stores in fiscal 2002 compared to fiscal 2001.

Net cash provided by financing activities was $3.4 million in fiscal 2003, which was primarily due to proceeds of $9.7 million from the issuance of common stock in connection with the Company’s stock option and stock purchase plans, partially offset by the repurchase of 201,400 shares of the Company’s common stock for $4.7 million and $1.7 million in principal payments on capital lease obligations. Under a plan approved by the Company’s Board of Directors in fiscal 2002, the Company was authorized to purchase up to 500,000 shares of its common stock under a common stock repurchase plan. As of the end of February 2003, the Company had purchased the maximum number of shares permitted under the initial authorization. In fiscal 2003, the Board of Directors approved an additional repurchase of up to 500,000 shares under the plan. In the first two months of fiscal 2004, the Company purchased 200,500 shares for approximately $7.7 million under the 2003 repurchase plan, leaving 299,500 shares available for future repurchase. The Company will consider repurchasing common stock when the price of its common stock creates an opportunity for an effective use of capital beyond what is needed to fund its expansion.* The plan does not require the Company to repurchase any common stock and can be discontinued at any time.

Net cash used in financing activities was $4.2 million in fiscal 2002, which was primarily due to the repurchase of 298,600 shares of the Company’s common stock for $7.8 million, partially offset by proceeds of $4.8 million from the issuance of common stock in connection with the Company’s stock option and stock purchase plans.

The Company has an unsecured revolving line of credit agreement with a group of banks that expires on June 1, 2005. The agreement allows for cash borrowings and letters of credit of up to $30.0 million from January through June of each year, increasing to $75.0 million from July through December of each year to coincide with Holiday borrowing needs. Interest is paid quarterly in arrears on base rate loans and at each interest period applicable to IBOR loans (30, 60 and 90 days) based on the Company’s election of the bank’s reference rate or IBOR plus 0.9% through June 1, 2003, increasing to IBOR plus 1.125% from June 2, 2003 to June 1, 2004 and IBOR plus 1.25% from June 2, 2004 to June 1, 2005. The agreement requires a 30-day “clean-up period” each year where outstanding credit advances, as defined in the agreement, must be zero for not less than 30 consecutive days during the period from January 1, 2004 through March 31, 2004 and from January 1, 2005 through March 31, 2005. The Company is subject to a minimum consolidated tangible net worth requirement, and annual capital expenditures are limited under the agreement. In the case of a continuing event of default, the lenders under the agreement may eliminate their commitments to make credit available, declare due all unpaid principal amounts outstanding, and require cash collateral for any letter of credit obligations. At each of the balance sheet dates, the Company complied with the loan covenant requirements. At the end of the last two fiscal years, the Company had no outstanding borrowings under its line of credit. The Company had $14.5 million and $10.7 million in outstanding letters of credit at the end of fiscal 2003 and 2002, respectively.

The line of credit represents the Company’s only commercial credit facility in fiscal 2003. In fiscal 2004, the Company expects to obtain an additional credit facility and incur long-term debt related to its planned purchase and expansion of the Virginia distribution center.*

Off-Balance Sheet Arrangements

The Company has no financial arrangements involving special-purpose entities or lease agreements, commonly described as synthetic leases, or any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.*

Contractual Obligations

The table below presents significant contractual obligations of the Company at January 31, 2004:

Contractual Obligations (in millions)	Less than 1 year	1-3 years	4-5 Years	After 5 Years	Total Amount Committed
Operating leases[1]	$60.0	$167.1	$98.0	$137.0	$462.1
Capital leases (principal and interest)[1]	5.2	15.3	9.5	44.4	74.4
Purchase obligations[2]	100.0	—	—	—	100.0
Other long-term obligations[3]	—	—	—	—	—

Total contractual cash obligations[4]	$165.2	$182.4	$107.5	$181.4	$636.5

1.	In addition, the Company will have future obligations for real estate taxes and common area maintenance charges passed through by landlords. For the year ended January 31, 2004, the Company paid approximately $13.0 million in such costs for its leased properties. The Company expects these costs will increase annually.* The present value of capital lease obligations is included in the Company’s Consolidated Balance Sheet. See Note 4 of the Notes to Consolidated Financial Statements for additional information about the Company’s lease obligations.
2.	As of January 31, 2004, the Company had approximately $100.0 million of outstanding purchase orders, which were primarily related to merchandise inventory. Such purchase orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain immaterial executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year.
3.	The Company’s Consolidated Balance Sheet as of January 31, 2004 includes $15.2 million classified as other long-term obligations. This caption consists primarily of deferred rent (see Note 1 of the Consolidated Financial Statements for more information) and deferred compensation. The deferred rent liability has been excluded from the above table as future cash flows related to the deferred rent balance are included in the operating leases caption. The deferred compensation balance has been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. The obligations of the Company under the deferred compensation plan are payable when employees elect distribution. Employees, other than retirees, are required to provide notice of their intent to withdraw funds two years prior to withdrawal. The Company is unable to predict when employees will make any such withdrawal elections; however, when such elections are made they will be funded solely from segregated assets held in trust for this purpose.
4.	The above amounts do not include payments that may be due under employment agreements with certain employees. The terms and amounts under such agreements are disclosed in the Proxy Statement for the Company’s 2004 Annual Meeting of Shareholders.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities,” (“FIN 46(R)”). FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46(R) are effective for the first reporting period that ends after December 15, 2003 for variable interests in those entities commonly referred to as special-purpose entities. Application of the provisions of FIN 46(R) for all other entities is effective for the first reporting period ending after March 15, 2004. The Company has no interest in any entity considered a special-purpose entity; therefore, the initial adoption of FIN 46(R) did not have an impact on the Company. The Company also believes the adoption of the provisions of FIN 46(R) in the first quarter of 2004 will have no impact on net earnings, cash flows or financial position.*

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to financial market risks, which include changes in U.S. interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk The interest payable on the Company’s bank line of credit is based on variable interest rates and, therefore, is affected by changes in market interest rates. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments that are also affected by changes in market interest rates. If interest rates on existing variable rate debt were to rise 40 basis points (a 10% change from the Company’s borrowing rate as of January 31, 2004), the Company’s results of operations and cash flows would not be materially affected.

Foreign Currency Risks The majority of purchase obligations outside of the United States of America into which the Company enters are settled in U.S. dollars, which historically had the effect at limiting its exposure to foreign currency exchange risks. The cost of products purchased in international markets can be affected by changes in foreign currency exchange rates, and significant exchange rate changes could have a material impact on future product costs. The extent to which an increase in costs from foreign currency exchange rate changes will be able to be recovered in higher prices charged to customers is uncertain. The Company does not hedge against foreign currency risks.

Stock Activity

The Company’s common stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol “CPWM.” The following table sets forth the high and low closing sales prices for the periods indicated:

	Price Range
	High	Low
Fiscal Year Ended January 31, 2004

First Quarter	$30.96	$21.25
Second Quarter	39.90	30.70
Third Quarter	46.24	34.44
Fourth Quarter	47.72	39.17

Fiscal Year Ended February 1, 2003

First Quarter	$32.03	$24.31
Second Quarter	34.58	20.10
Third Quarter	30.07	19.89
Fourth Quarter	34.08	23.60

As of March 31, 2004, the Company estimated it had approximately 15,000 shareholders. The Company’s present policy is to not pay cash dividends.

Consolidated Balance Sheets

(In thousands, except share amounts)	January 31, 2004	February 1, 2003
Assets
Current assets:
Cash and cash equivalents	$52,431	$49,707
Short-term investments	8,999	—
Merchandise inventories, net	210,432	172,388
Other current assets	15,311	18,820

Total current assets	287,173	240,915
Property and equipment, net	123,854	120,900
Goodwill, net	4,178	4,178
Other assets, net	6,613	9,046

Total assets	$421,818	$375,039

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$61,008	$58,119
Income taxes payable	12,028	9,858
Accrued compensation	11,774	11,645
Other current liabilities	18,719	20,064

Total current liabilities	103,529	99,686
Capital lease obligations	36,167	37,972
Other long-term obligations	15,193	11,601
Commitments and contingencies (See Note 9)
Shareholders’ equity:
Preferred stock, $.01 par value: 5,000,000 shares authorized; none issued and outstanding
Common stock, $.01 par value: 67,500,000 shares authorized; issued and outstanding 21,822,781 and 21,555,643 shares	218	215
Additional paid-in capital	148,263	136,542
Retained earnings	118,448	89,023

Total shareholders’ equity	266,929	225,780

Total liabilities and shareholders’ equity	$421,818	$375,039

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In thousands, except per share amounts)	January 31, 2004	February 1, 2003	February 2, 2002
Net sales	$801,566	$692,301	$568,472
Cost of sales and occupancy	521,760	450,385	372,948

Gross profit	279,806	241,916	195,524
Selling, general and administrative expenses	219,247	192,284	156,832
Store preopening expenses	5,736	5,378	4,612

Income from operations	54,823	44,254	34,080
Interest income	447	324	882
Interest expense	(3,732)	(3,776)	(1,844)

Income before income taxes	51,538	40,802	33,118
Income taxes	18,550	12,416	12,916

Net income	$32,988	$28,386	$20,202

Net income per weighted average share
Basic	$1.53	$1.31	$0.95
Diluted	$1.48	$1.28	$0.93

Weighted average shares outstanding
Basic	21,624	21,696	21,355
Diluted	22,349	22,158	21,756

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity
(In thousands, except shares)	Shares	Amount
Balance at February 3, 2001	21,005,337	$210	$122,349	$46,562	$169,121
Common stock issued under Employee Stock Purchase Plan	16,417	—	355		355
Exercise of common stock options	527,889	5	6,029		6,034
Tax effect of disqualifying common stock dispositions			2,997		2,997
Net income[1]				20,202	20,202

Balance at February 2, 2002	21,549,643	215	131,730	66,764	198,709
Common stock issued under Employee Stock Purchase Plan	14,385	—	355		355
Exercise of common stock options	290,215	3	4,463		4,466
Repurchase of common stock	(298,600)	(3)	(1,695)	(6,127)	(7,825)
Tax effect of disqualifying common stock dispositions			1,689		1,689
Net income[1]				28,386	28,386

Balance at February 1, 2003	21,555,643	215	136,542	89,023	225,780
Common stock issued under Employee Stock Purchase Plan	13,583	—	414		414
Exercise of common stock options	454,955	5	9,314		9,319
Repurchase of common stock	(201,400)	(2)	(1,143)	(3,563)	(4,708)
Tax effect of disqualifying common stock dispositions			3,136		3,136
Net income[1]				32,988	32,988

Balance at January 31, 2004	21,822,781	$218	$148,263	$118,448	$266,929

1.	The Company’s comprehensive income and net income are the same for all periods presented.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In thousands)	January 31, 2004	February 1, 2003	February 2, 2002
Cash Flows From Operating Activities:
Net income	$32,988	$28,386	$20,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,740	19,895	16,523
Deferred income taxes	5,981	961	234
Changes in assets and liabilities:
Merchandise inventories	(38,044)	(41,044)	(21,515)
Other assets	2,035	(3,154)	(5,667)
Accounts payable	2,889	14,129	12,398
Other liabilities	5,069	12,050	5,832

Net cash provided by operating activities	33,658	31,223	28,007

Cash Flows From Investing Activities:
Purchase of short-term investments	(8,999)	—	—
Purchases of property and equipment	(26,636)	(22,874)	(27,444)
Proceeds from sale of property and equipment	1,348	90	33

Net cash used in investing activities	(34,287)	(22,784)	(27,411)

Cash Flows From Financing Activities:
Principal payments on capital lease obligations	(1,672)	(1,148)	(380)
Common stock repurchases	(4,708)	(7,825)	—
Proceeds from the issuance of common stock	9,733	4,821	6,389

Net cash provided by (used in) financing activities	3,353	(4,152)	6,009

Net increase in cash and cash equivalents	2,724	4,287	6,605

Cash and Cash Equivalents:
Beginning of period	49,707	45,420	38,815

End of period	$52,431	$49,707	$45,420

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$3,609	$3,283	$912

Cash paid for taxes	$7,262	$9,988	$9,537

Non-cash Financing:
Capital lease obligation related to distribution center	$—	$6,686	$20,632

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Business Cost Plus, Inc. and its subsidiaries (the “Company”) is a specialty retailer of casual home living and entertaining products. At January 31, 2004, the Company operated 204 stores in 26 states under the names “World Market,” “Cost Plus World Market,” “Cost Plus” and “Cost Plus Imports.” The Company’s product offerings are designed to provide solutions to customers’ casual home furnishing and home entertaining needs. The offerings include home decorating items such as furniture and rugs, as well as a variety of tabletop and kitchen products. Cost Plus stores also offer a number of gift and decorative accessories including collectibles, cards, wrapping paper and other seasonal items. In addition, Cost Plus offers its customers a wide selection of gourmet foods and beverages, including wine, micro-brewed and imported beer, coffee and tea. The Company accounts for its operations as one operating segment.

Fiscal Year The Company’s fiscal year end is the Saturday closest to the end of January. The current and prior fiscal years ended January 31, 2004 (fiscal 2003), February 1, 2003 (fiscal 2002) and February 2, 2002 (fiscal 2001).

Reclassification Certain amounts for the year ended February 1, 2003, have been reclassified to conform to the current year’s presentation.

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

The Company’s significant accounting judgments and estimates affect the valuation of inventories, depreciable lives and impairments of long-lived assets, accrued liabilities, deferred taxes, self-insurance reserves and allowances for sales returns.

Estimated Fair Value of Financial Instruments The carrying value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximates their estimated fair value.

Cash Equivalents The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Short-term Investments Short-term investments are classified as available-for-sale and are carried at fair market value. Short-term investments are comprised primarily of government agency and municipal obligations with an original maturity greater than 90 days and less than one year.

Inventories Inventories are stated at lower of cost or market under the retail inventory method (“RIM”), in which the valuation of inventories at cost and gross margins is calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. Cost includes certain buying and distribution costs related to the procurement, processing and transportation of merchandise. Management believes that the Company’s RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Property and Equipment Furniture, fixtures and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

Store fixtures and equipment	3-10 years
Leasehold improvements	Lesser of life of the asset or life of lease
Computer equipment and software	3-5 years

Capital Leases Non-cancelable leases that meet the criteria of capital leases are capitalized as assets in property and equipment and amortized on a straight-line basis over their related lease terms.

Other Assets Other assets include deferred compensation plan assets, lease rights and interests, deferred taxes and other intangibles. Lease rights and interests are amortized on a straight-line basis over their related lease terms.

Goodwill and Other Intangibles In June 2001, the Financial Standards Accounting Board (“FASB”) issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”). SFAS No. 142 requires that goodwill be disclosed separately from other intangible assets in the balance sheet, and no longer be amortized but tested at least annually for impairment. The Company adopted SFAS No. 142 on February 3, 2002 and ceased amortizing $4.2 million of goodwill and $0.7 million in intangible assets as of that date. As required by this pronouncement, the Company completed the annual impairment tests. Based on the tests performed there was no impairment of goodwill and other intangible assets in fiscal 2003. There can be no assurance that future goodwill and other intangible impairment tests will not result in a charge to earnings. At January 31, 2004, the gross carrying value of intangible assets subject to amortization was $3.2 million with accumulated amortization of $2.2 million. Amortization expense related to these assets, primarily lease rights, totaled approximately $136,000 in fiscal 2003 and 2002 and totaled approximately $138,000 in fiscal 2001. The Company expects amortization expense for the existing intangible assets will be approximately $136,000 for fiscal 2004, and approximately $130,000, $55,000, $50,000 and $45,000 per year, respectively, for the four fiscal years thereafter.

The following table presents the impact of SFAS No. 142 on net income and net income per share had the accounting standard been in effect for fiscal 2003, 2002, and 2001:

	Fiscal Year Ended
(In thousands, except per share amounts)	January 31, 2004	February 1, 2003	February 2, 2002
Net income — as reported	$32,988	$28,386	$20,202
Amortization of goodwill and other intangibles, net of tax	—	—	190

Net income — adjusted	$32,988	$28,386	$20,392
Basic net income per weighted average share — as reported	$1.53	$1.31	$0.95
Basic net income per weighted average share — adjusted	1.53	1.31	0.95
Diluted net income per weighted average share — as reported	1.48	1.28	0.93
Diluted net income per weighted average share — adjusted	1.48	1.28	0.94

Impairment of Long-Lived and Intangible Assets The Company reviews long-lived assets and intangible assets with finite useful lives for impairment at least annually or whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using its best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write such assets down to their estimated fair values if the carrying values of the assets exceed their related undiscounted expected future cash flow.

Store specific long-lived assets and intangible assets with finite lives are evaluated at an individual store level, which is the lowest level at which individual cash flows can be identified. Corporate assets or other long-lived assets that are not store specific are evaluated at a consolidated entity level.

Based on the impairment tests performed, there was no impairment of long-lived and intangible assets in fiscal 2003. There can be no assurance that future long-lived and intangible asset impairment tests will not result in a charge to earnings.

Self-Insurance The Company is self insured for workers’ compensation, general liability costs and certain health insurance plans with per occurrence and aggregate limits on losses. The self-insurance liability recorded in the financial statements is based on claims filed and an estimate of claims incurred but not yet reported. The following sets forth the significant insurance coverage by major category:

Workers’ compensation The Company retains losses on individual claims up to a maximum of $300,000.

General liability insurance The Company maintains a $50,000 deductible for each submitted claim.

Property insurance The Company maintains a $250,000 deductible for each submitted claim.

Health insurance The Company has a stop loss provision per claim of $200,000.

Deferred Rent Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent. As part of its lease agreements, the Company may receive certain lease incentives, primarily construction allowances. These allowances are also deferred and are amortized as a reduction of rent expense on a straight-line basis over the life of the lease. The cumulative net excess of recorded rent expense over lease payments made in the amount of $12.8 million and $10.5 million is reflected in other long-term obligations on the balance sheets as of January 31, 2004 and February 1, 2003, respectively.

Stock-Based Compensation The Company accounts for stock-based awards to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Consequently, no compensation expense has been recognized in the financial statements for employee stock arrangements. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” are set forth below.

SFAS No. 123 establishes a fair value method of accounting for stock options and other equity instruments. SFAS No. 123 requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method. For determining pro forma earnings per share, the fair value of the stock options and employees’ purchase rights were estimated using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended
Stock Options	January 31, 2004	February 1, 2003	February 2, 2002
Expected life after vesting (in years)	1.8	1.8	1.8
Expected volatility	64.0%	64.0%	62.5%
Risk free interest rates	2.5%	4.0%	4.4%
Expected dividends	—	—	—

The Company’s calculations are based on a multiple option approach and forfeitures are recognized as they occur. Had compensation cost for these stock option and stock purchase plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Year Ended
(In thousands, except per share data)	January 31, 2004	February 1, 2003	February 2, 2002
Net income, as reported:	$32,988	$28,386	$20,202
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(4,658)	(4,367)	(3,820)

Pro forma net income	$28,330	$24,019	$16,382
Basic net income per weighted average share:
As reported	$1.53	$1.31	$0.95
Pro forma	1.31	1.11	0.77
Diluted net income per weighted average share:
As reported	$1.48	$1.28	$0.93
Pro forma	1.27	1.08	0.75

Under the Black-Scholes option pricing model, the weighted average fair value of the stock options granted during fiscal 2003, 2002, and 2001 was $11.88, $12.99, and $12.10, respectively.

Revenue Recognition The Company recognizes revenue from the sale of merchandise, net of discounts and an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is based on historical experience and was approximately $0.3 million for fiscal 2003 and 2002, and $0.2 million for fiscal 2001.

Cost of Sales and Occupancy Cost of sales include costs to acquire merchandise inventory and costs of freight and distribution. The costs of maintaining warehouse facilities including depreciation, rent, utilities and certain indirect costs such as product purchasing activities and logistics are also charged to cost of sales. Occupancy costs include rent under store lease agreements, utility costs, common area maintenance costs charged to the Company by landlords and property taxes.

Vendor Credits and Rebates The Company’s policy is to recognize vendor credits and rebates in accordance with the provisions of the Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” Markdown allowances are recognized as a credit to cost of sales upon the later of sale of the individual units or receipt of the markdown allowance. Once granted, the Company recognizes volume rebates ratably over the period rebates are earned unless they are not reasonably estimable, in which case they are recognized when the milestones are achieved. Only when achievement of the rebate appears probable does the Company recognize the credit over the milestone period. The rebates are recognized as a credit to cost of sales. Lost sales allowances for items such as defective merchandise and shipping delays are recognized as a credit to cost of sales as the related specific merchandise is sold.

Selling, General and Administrative Selling, general and administrative expenses include costs related to functions such as advertising, store operations expenses, corporate management, marketing, administration and legal and accounting, among others. Such costs include compensation, insurance costs, employment taxes, property taxes, credit card fees, management information systems operating costs, telephone and other communication charges, travel related expenses, professional and other consulting fees and utilities, among other costs.

Advertising Expense Advertising costs, which include newspaper, radio and other media advertising, are expensed as incurred. For fiscal 2003, 2002 and 2001, advertising costs were $46.2 million, $38.7 million and $30.6 million, respectively.

Store Preopening Expenses Store preopening expenses include grand opening advertising, labor, travel and hiring expenses and are expensed as incurred.

Concentration of Credit Risk Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, cash equivalents, and short-term investments. The Company places its cash and short-term investments with high quality financial institutions. At times, such balances may be in excess of FDIC insurance limits.

Income Taxes Income taxes are accounted for using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The Company had a net deferred tax liability of $2.5 million for fiscal 2003, of which $2.4 million is included in other current liabilities and $0.1 million is included in other long-term obligations on the Company’s balance sheet. For fiscal 2002, the Company had a net deferred tax asset of $3.5 million of which $3.4 million is included in other assets and $0.1 million is included in other current assets on the Company’s balance sheet.

Comprehensive Income The Company’s comprehensive income and net income are the same for all periods presented.

Net Income per Share SFAS No. 128 “Earnings Per Share,” requires earnings per share (“EPS”) to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. The following is a reconciliation of the weighted average number of shares used in the Company’s basic and diluted per share computations:

	Fiscal Year Ended
(In thousands)	January 31, 2004	February 1, 2003	February 2, 2002
Basic shares	21,624	21,696	21,355
Effect of dilutive stock options	725	462	401

Diluted shares	22,349	22,158	21,756

Certain options to purchase common stock were outstanding but were not included in the computation of diluted earnings per share because the effect would be anti-dilutive. For the fiscal year ended January 31, 2004 there were no anti-dilutive options. For the years ended February 1, 2003 and February 2, 2002, these options totaled 241,399, and 288,374, respectively.

New Accounting Pronouncements In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” (“FIN 46(R)”). FIN 46(R) replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46(R) are effective for the first reporting period that ends after December 15, 2003 for variable interests in those entities commonly referred to as special-purpose entities. Application of the provisions of FIN 46(R) for all other entities is effective for the first reporting period ending after March 15, 2004. The Company has no interest in any entity considered a special purpose entity; therefore, the initial adoption of FIN 46(R) did not have an impact on the Company. The Company also believes the adoption of the provisions of FIN 46(R) in the first quarter of 2004 will have no impact on net earnings, cash flows or financial position.

Note 2. Property and Equipment

Property and equipment consist of the following:

(In thousands)	January 31, 2004	February 1, 2003
Land and land improvements	$—	$530
Building and leasehold improvements	77,472	69,554
Furniture, fixtures and equipment	104,115	88,298
Facilities under capital leases	51,982	51,982

Total	233,569	210,364
Less accumulated depreciation and amortization	(109,715)	(89,464)

Property and equipment, net	$123,854	$120,900

Note 3. Other Assets

Other assets consist of the following:

(In thousands)	January 31, 2004	February 1, 2003
Deferred income taxes	$—	$3,381
Lease rights and interests	3,146	3,146
Other intangibles	1,517	1,439
Deferred compensation plan assets	2,229	1,160
Other	4,220	4,021

Total	11,112	13,147
Less accumulated amortization	(4,499)	(4,101)

Other assets, net	$6,613	$9,046

Other intangibles are primarily costs associated with obtaining liquor licenses. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize other intangible assets and has completed an annual impairment test. Based on the impairment tests performed, there was no impairment of other intangibles in fiscal 2003. There can be no assurance that future other intangible impairment tests will not result in a charge to earnings.

Note 4. Leases

The Company leases certain properties consisting of retail stores, distribution centers, the corporate office and equipment. Store leases typically contain initial terms and provisions for two to three renewal options of five to ten years each, with renewal periods from 2004 to 2040 at the then-current market rates. The retail stores, distribution centers and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property.

The minimum rental payments required under capital leases (with interest rates ranging from 3.2% to 12.7%) and noncancelable operating leases with an initial lease term in excess of one year at January 31, 2004, are as follows:

(In thousands)	Capital Leases	Operating Leases	Total
Fiscal year:
2004	$5,164	$59,958	$65,122
2005	5,125	57,963	63,088
2006	5,115	55,843	60,958
2007	5,080	53,359	58,439
2008	4,954	50,569	55,523
Thereafter through the year 2040	48,965	184,456	233,421

Minimum lease commitments	74,403	$462,148	$536,551

Less amount representing interest	(36,431)

Present value of capital lease obligations	37,972
Less current portion	(1,805)

Long-term portion	$36,167

Accumulated depreciation related to capital leases was $17.0 million and $14.0 million at January 31, 2004 and February 1, 2003, respectively. Depreciation expense related to capital leases is classified as cost of sales and occupancy cost. For fiscal 2003, 2002 and 2001 such depreciation expense was $3.0 million, $1.9 million and $1.0 million, respectively. Interest expense related to capital leases was $3.5 million, $3.5 million and $1.7 million for fiscal 2003, 2002 and 2001, respectively.

Minimum and contingent rental expense, which is based upon certain factors such as sales volume and property taxes, under operating and capital leases and sublease rental income is as follows:

	Fiscal Year Ended
(In thousands)	January 31, 2004	February 1, 2003	February 2, 2002
Operating leases:
Minimum rental expense	$52,048	$44,828	$36,671
Contingent rental expense	760	761	751
Less sublease rental income	(1,087)	(1,084)	(1,137)

Total	$51,721	$44,505	$36,285

Capital leases — contingent rental expense	$1,366	$1,261	$1,119

Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $2.2 million as of January 31, 2004.

Note 5. Revolving Line of Credit

The Company has an unsecured revolving line of credit agreement with a group of banks that expires on June 1, 2005. The agreement allows for cash borrowings and letters of credit of up to $30.0 million from January through June of each year, increasing to $75.0 million from July through December of each year to coincide with Holiday borrowing needs. Interest is paid quarterly in arrears on base rate loans and at each interest period applicable to IBOR loans (30, 60 and 90 days) based on the Company’s election of the bank’s reference rate or IBOR plus 0.9% through June 1, 2003, increasing to IBOR plus 1.125% from June 2, 2003 to June 1, 2004 and IBOR plus 1.25% from June 2, 2004 to June 1, 2005. The agreement requires a 30-day “clean-up period” each year where outstanding credit advances, as defined in the agreement must be zero for not less than 30 consecutive days during the period from January 1, 2004 through March 31, 2004 and from January 1, 2005 through March 31, 2005. The Company is subject to a minimum consolidated tangible net worth requirement and annual capital expenditures are limited under the agreement. In the case of a continuing event of default, the lenders under the agreement may eliminate their commitments to make credit available, declare due all unpaid principal amounts outstanding, and require cash collateral for any letter of credit obligations. At each of the balance sheet dates, the Company complied with the loan covenant requirements. At the end of the last two fiscal years, the Company had no outstanding borrowings under its line of credit. The Company had $14.5 million and $10.7 million in outstanding letters of credit at the end of fiscal 2003 and 2002, respectively.

Note 6. Income Taxes

The provision for income taxes consists of the following:

	Fiscal Year Ended
(In thousands)	January 31, 2004	February 1, 2003	February 2, 2002
Current:
Federal	$11,713	$10,656	$10,788
State	856	799	1,894

Total current	12,569	11,455	12,682

Deferred:
Federal	6,655	4,973	422
State	(674)	(4,012)	(188)

Total deferred	5,981	961	234

Provision for income taxes	$18,550	$12,416	$12,916

The differences between the U.S. federal statutory tax rate and the Company’s effective tax rate are as follows:

	Fiscal Year Ended
	January 31, 2004	February 1, 2003	February 2, 2002
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes (net of U.S. federal income tax benefit)	3.7	2.4	3.3
Benefit of wage and other tax credits	(3.2)	(7.5)	—
Non-deductible expenses	0.2	0.2	0.2
Other	0.3	0.3	0.5
Effective income tax rate	36.0%	30.4%	39.0%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Fiscal Year Ended
	January 31, 2004		February 1, 2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Capitalized inventory costs	$—	$3,919	$—	$—
Trade discounts	—	863	—	—
Deferred rent	5,468	—	3,640	—
Capital leases	424	—	272	—
Lease rights	—	391	—	402
Depreciation	—	9,441	—	4,557
Deferred compensation	948	—	451	—
Credit carryforwards	5,838	—	4,597	—
Paid time off and other	887	—	349	—
State taxes	—	1,432	—	850

Total	$13,565	$16,046	$9,309	$5,809

At January 31, 2004, the Company had California state enterprise zone credit carryforwards of approximately $5.6 million that have no expiration date and are available to offset future California franchise taxes.

Note 7. Equity and Stock Compensation Plans

Shareholder Rights Plan Each outstanding share of common stock has a Preferred Share Purchase Right (expiring on June 30, 2008) which is exercisable only upon the occurrence of certain change in control events.

Options The Company currently has options outstanding under two employee stock option plans: the 1994 Stock Option Plan (“1994 Plan”) and the 1995 Stock Option Plan (“1995 Plan”). The 1994 Plan permitted the granting of options to employees to purchase up to 1,940,976 shares of common stock at prices ranging from 85% to 100% of fair market value as of the date of grant. Options are exercisable over ten years and became fully vested upon the Company’s initial public offering in April 1996. Upon approval of the 1995 Plan, the 1994 Plan was terminated except for options then outstanding.

The 1995 Plan permits the granting of options to employees and directors to purchase, at fair market value as of the date of grant, up to 5,968,006 shares of common stock, less the aggregate number of shares related to options granted and outstanding under the 1994 Plan (821,120 at January 31, 2004). Options are exercisable over ten years and vest as determined by the Board of Directors, generally over three or four years. A 900,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors and shareholders in 2002 and is included in the share count above.

On March 13, 1996, the Board of Directors approved the 1996 Director Stock Option Plan (“Director Option Plan”) which was last amended by the shareholders in June 2002. The Director Option Plan permits the granting of options to non-employee directors to purchase up to 403,675 shares of common stock at fair market value as of the date of grant. Options are exercisable over ten years and vest as determined by the Board of Directors, generally over four years. A 150,000 increase in the number of shares of common stock reserved for issuance was approved by the Board of Directors and shareholders in 2002 and is included in the share count above.

A summary of activity under the Company’s option plans is set forth below:

	Shares	Weighted Average Exercise Price
Outstanding at February 3, 2001 (659,880 exercisable at a weighted average price of $13.89)	1,731,523	$16.21
Granted (Weighted average fair value per share granted of $12.10)	1,000,532	22.60
Exercised	(527,889)	11.43
Canceled and expired	(234,063)	20.56

Outstanding at February 2, 2002 (702,287 exercisable at a weighted average price of $18.27)	1,970,103	20.23
Granted (Weighted average fair value per share granted of $12.99)	540,500	24.49
Exercised	(291,215)	15.39
Canceled and expired	(171,618)	22.52

Outstanding at February 1, 2003 (618,636 exercisable at a weighted average price of $21.63)	2,047,770	21.79
Granted (Weighted average fair value per share granted of $11.88)	612,500	23.37
Exercised	(454,955)	20.49
Canceled and expired	(138,664)	23.07

Outstanding at January 31, 2004	2,066,651	$22.48

The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for stock options both outstanding and exercisable as of January 31, 2004:

	Options Outstanding			Options Exercisable
Actual Range of Exercise	Number Outstanding	Remaining Life (Yrs.)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.56 — $ 2.56	5,717	1.1	$2.56	5,717	$2.56
5.03 — 7.00	50,332	1.9	5.20	50,332	5.20
8.00 — 10.72	68,964	3.3	9.83	68,964	9.83
13.81 — 20.06	383,051	6.8	18.15	134,301	18.04
21.80 — 31.56	1,485,620	8.1	24.29	286,355	26.36
33.44 — 33.81	72,967	6.0	33.66	72,967	33.66

2.56 — 33.81	2,066,651	7.4	$22.48	618,636	$21.63

Employee Stock Purchase Plan On March 13, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan (“Purchase Plan”). A total of 675,000 shares had been authorized for issuance under the Purchase Plan, of which 537,351 remain available for issue as of January 31, 2004. Employees who work at least 20 hours per week and more than five calendar months per calendar year and have been so employed for at least one year are eligible to have a specified percentage (not to exceed 10%) of each salary payment withheld to purchase common stock at 90% of its fair market value as of the last day of the purchase period. During fiscal 2003, 2002, and 2001, employees purchased approximately 13,583, 14,385, and 16,417 shares, respectively, of the Company’s common stock under the Purchase Plan at weighted average per share prices of $30.48, $24.71, and $21.65, respectively.

Note 8. Employee Benefit Plans

The Company has a 401(k) plan for employees who meet certain service and age requirements. Participants may contribute up to 25% of their salaries to a maximum of $13,000 per year and participants age 50 or older may contribute an additional catch-up deferral amount of up to $3,000 in 2004. The Company matches 50% of the first 4% of base salary that the employee contributes to the 401(k) plan. The Company contributed approximately $478,000 in fiscal 2003, $455,000 in fiscal 2002 and $442,000 in fiscal 2001.

In addition, a non-qualified deferred compensation plan is available to certain employees whose benefits are limited under Section 401(k) of the Internal Revenue Service Code. Compensation deferrals approximated $818,000 for fiscal 2003 and $456,000 for fiscal 2002.

Note 9. Commitments and Contingencies

The Company is involved in litigation, claims and assessments incidental to its business, the disposition of which is not expected to have a material effect on the Company’s financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions related to these matters. The Company accrues its best estimate of the probable cost for the resolution of claims. When appropriate, such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company’s strategies change, it is possible that the Company’s best estimate of its probable liability in these matters may change.

Note 10. Quarterly Information (unaudited)

	Fiscal Quarters Ended
(In thousands, except per share data)	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004
Net sales	$159,218	$159,760	$170,019	$312,569
Gross profit	54,426	54,935	56,958	113,487
Net income	2,563	2,873	858	26,694
Net income per weighted average share
Basic	$0.12	$0.13	$0.04	$1.22
Diluted	$0.12	$0.13	$0.04	$1.18

	Fiscal Quarters Ended
(In thousands, except per share data)	May 4, 2002	August 3, 2002	November 2, 2002	February 1, 2003
Net sales	$134,349	$138,339	$149,886	$269,727
Gross profit	45,700	47,095	50,210	98,911
Net income (loss)	1,677	2,155	(712)	25,266
Net income (loss) per weighted average share
Basic	$0.08	$0.10	$(0.03)	$1.16
Diluted	$0.08	$0.10	$(0.03)	$1.14

Board of Directors and Shareholders

of Cost Plus, Inc.

We have audited the accompanying consolidated balance sheets of Cost Plus, Inc. and subsidiaries (the “Company”) as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cost Plus, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

San Francisco, California

April 6, 2004

Cost Plus World Market Across the Country

Two Hundred Twelve Stores Nationwide*

California	Santa Rosa	Illinois	Missouri	Oregon
Antioch	Seaside	Aurora	Brentwood	Clackamas
Bakersfield	Sherman Oaks	Champaign	Chesterfield	Eugene
Brea	Stockton	Chicago (2)	Independence	Gresham
Chico	Temecula	Crystal Lake	Kansas City (2)	Portland
Chino	Thousand Oaks	Evanston	Sunset Hills	Tigard
Citrus Heights	Torrance	Gurnee
City of Industry	Tracy	Kildeer	Montana	Texas
Colma	Valencia	Normal	Billings	Austin (2)
Concord	Vallejo	Northbrook		Cedar Park
Corona	Walnut Creek	Oak Brook	Nebraska	Corpus Christi
Davis	Woodland Hills	Orland Park	Omaha	Dallas (2)
Escondido		Rockford		Denton
Fairfield	Alabama	Schaumburg	Nevada	Flower Mound
Folsom	Birmingham	Skokie	Carson City	Ft. Worth
Fremont	Hoover	Shiloh	Las Vegas (2)	Grapevine
Fresno		St. Charles	Reno	Houston (4)
Glendale	Arizona			Plano (2)
La Jolla	Chandler	Indiana	New Mexico	Round Rock
La Mesa	Mesa	Carmel	Albuquerque	San Antonio (3)
Lakewood	Peoria		Santa Fe	Sugar Land
Los Angeles (2)	Phoenix (2)	Iowa		The Woodlands
Marin	Scottsdale (2)	West Des Moines	North Carolina	Watauga
Mission Viejo	Tucson (2)		Cary
Modesto		Louisiana	Charlotte (2)	Virginia
Mountain View	Colorado	Baton Rouge	Durham (2)	Fairfax
Northridge	Aurora	Harvey	Greensboro	Falls Church
Oakland	Boulder	Lafayette	Matthews	Kingstowne
Oceanside	Colorado Springs	New Orleans	Mooresville	Newport News
Ontario	Denver (3)		Winston-Salem	Pentagon Row
Orange	Thornton	Michigan	Wilmington	Richmond
Oxnard		Ann Arbor		Sterling
Palm Desert	Florida	Auburn Hills	South Carolina
Pasadena	Jacksonville Beach	Grandville	Charleston	Washington
Pleasanton	Orange Park	Kentwood		Bellevue
Redding	Pensacola	Lansing	Ohio	Lynnwood
Roseville		Novi	Akron	Redmond
Sacramento	Georgia	Portage	Avon	Seattle
San Diego	Atlanta	Rochester Hills	Cincinnati (2)	Spokane
San Dimas	Buford	Shelby Township	Columbus (4)	Tacoma
San Francisco	Dunwoody	Troy	Mayfield Heights	Tukwila
San Jose (2)	East Point	Westland	Mentor	Woodinville
San Luis Obispo	Fayetteville		North Canton
San Mateo	Kennesaw	Minnesota	North Olmsted	Wisconsin
Santa Ana	Lithonia	Bloomington	Springdale	Appleton
Santa Barbara	Smyrna	Maple Grove		Madison
Santa Cruz		Minnetonka
	Idaho	Rosedale
	Boise	Woodbury		*As of 03/31/04

Directors and Officers

Directors

Murray H. Dashe

Chairman, Chief Executive Officer and President

Cost Plus, Inc.

Joseph H. Coulombe1

Independent Management Consultant

Barry J. Feld2,3

President, Chief Executive Officer

Chairman, PCA International, Inc.

Professional Photography Service Firm

Danny W. Gurr1,3

Independent Financial Consultant

Kim D. Robbins2

Independent Management Consultant

Fredric M. Roberts2,4

President, F. M. Roberts and Company, Inc.

Investment Banking Firm

Thomas D. Willardson1,3

Chief Financial Officer

Archimedes Technology Group

[1]	Member of the Audit Committee of the Board of Directors.
[2]	Member of the Compensation Committee of the Board of Directors.
[3]	Member of the Nominating Committee of the Board of Directors.
[4]	Lead Independent Director.

[GRAPHIC APPEARS HERE]

Strategic Design Communications: Turner and Associates, San Francisco

Senior Officers

Murray H. Dashe

Chairman of the Board, Chief Executive Officer

and President

Gary D. Weatherford

Executive Vice President, Operations

Michael J. Allen

Senior Vice President, Store Operations

Joan S. Fujii

Senior Vice President, Human Resources

Stephen L. Higgins

Senior Vice President, Merchandising

Patricia A. Juckett

Senior Vice President, Marketing and Advertising

John J. Luttrell

Senior Vice President and Chief Financial Officer

Judith A. Soares

Senior Vice President, Cost Plus Management Services, Inc.

Officers

Jane L. Baughman

Vice President, Financial Planning, Treasurer

and Corporate Secretary

Gail H. Fuller

Vice President, Divisional Merchandise Manager,

Trend Director

Lisa J. Griffin

Vice President, Planning and Allocation

Steven J. Knight

Vice President, Distribution

Cliff A. March

Vice President, Information Services

Chris M. Miller

Vice President, Controller

Janet L. Tucker

Vice President, Divisional Merchandise Manager

Cost Plus World Market management opens the NASDAQ market commemorating its 200th store, November 5, 2003.

[GRAPHIC APPEARS HERE]

Board of Directors, pictured from left: Joseph H. Coulombe, Kim D. Robbins, Fredric M. Roberts, Murray H. Dashe, Thomas D. Willardson, Danny W. Gurr, Barry J. Feld

Corporate Data

Corporate Headquarters

Cost Plus, Inc.

200 4th Street

Oakland, California 94607

www.worldmarket.com

Annual Report on Form 10-K

A copy of the Company’s fiscal 2003 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the address above or online at www.worldmarket.com.

Independent Auditors

Deloitte & Touche LLP

San Francisco, California

Transfer Agent and Registrar

Bank Boston

c/o EquiServe, LP

Boston, Massachusetts

(781) 575-3120

Corporate Counsel

Wilson Sonsini Goodrich & Rosati

Palo Alto, California

[COST PLUS WORLD MARKET LOGO APPEARS HERE]

200 4th Street

Oakland, California 94607

www.worldmarket.com